United states
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6‑K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

LG Display Co., Ltd.
(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui‑daero, Yeongdeungpo‑gu, Seoul 07336, Republic of Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20‑F ☒	Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Note: Regulation S‑T Rule 101(b)(1) only permits the submission in paper of a Form 6‑K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

Note: Regulation S‑T Rule 101(b)(7) only permits the submission in paper of a Form 6‑K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6‑K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Annual REPORT

(From January 1, 2025 to December 31, 2025)

THIS IS A TRANSLATION OF THE ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “~~W~~” ARE REFERENCES TO THE KOREAN WON.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K‑IFRS, which differ in certain respects from generally accepted accounting principles in certain other countries, including the United States. K‑IFRS also differs in certain respects from the international financial reporting standards as issued by the international accounting standards board. We have made no attempt to identify or quantify the impact of these differences IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K‑IFRS

2

1.
Company
A.
Name and contact information

The name of our company is “EL‑GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui‑daero, Yeongdeungpo‑gu, Seoul 07336, Republic of Korea, and our telephone number is +82‑2‑3777‑1010. Our website address is http://www.lgdisplay.com.

B.
Credit rating
(1)
Corporate bonds (Domestic)

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)
Corporate bonds	March 2023	A+	NICE Information Service Co., Ltd. (AAA ~ D)
	May 2023	A
June 2024
March 2025
	January 2023	A+	Korea Investors Service, Inc. (AAA ~ D)
	May 2023	A
June 2024
June 2025
	March 2023	A+	Korea Ratings Corporation (AAA ~ D)
	May 2023	A
June 2024
June 2025

(1)
Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.

	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category

	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.

	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.

	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.

	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.

	CCC	Lack of capacity for even current repayment and high risk of default.

	CC	Greater uncertainties than higher ratings.

	C	High credit risk and lack of capacity for timely repayment.

	D	Insolvency.

(2)
Commercial paper

Not applicable.

3

C.
Capitalization
(1)
Change in capital stock (as of December 31, 2025)

(Unit: Won, Shares)

		Details of the Shares Issued
Date of Issuance	Method of Issuance	Type	Number of Shares	Par value per Share		Offering price per Share		Remarks
March 15, 2024	Paid-in capital increase (share rights offering to existing shareholders)	Common shares	142,184,300	~~W~~	5,000	~~W~~	9,090	Ratio of paid-in capital increase: 39.74%

(2)
Convertible bonds (as of December 31, 2025)

We have no outstanding convertible bonds as of December 31, 2025.

D.
Voting rights (as of December 31, 2025)

Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	500,000,000
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—
Total number of issued shares with voting rights (F = A – B – C – D + E):	Common shares	500,000,000
	Preferred shares	—

(1)
Authorized: 1,000,000,000 shares
E.
Dividends

Dividends for the three most recent fiscal years

Description (unit)		2025	2024	2023
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		226,312	(2,562,606)	(2,733,742)
Earnings (loss) per share (Won)(2)(3)		453	(5,438)	(7,177)
Total cash dividend amount for the period (million Won)		—	—	—
Total stock dividend amount for the period (million Won)		—	—	—
Cash dividend payout ratio (%)		—	—	—
Cash dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	—	—
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)
Based on profit for the year attributable to the owners of the controlling company.

4

(2)
Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)
The number of outstanding common shares has increased due to our paid-in capital increase in the first quarter of 2024. The basic earnings (loss) per share and diluted earnings (loss) per share for the years ended December 31, 2023 have been adjusted in consideration of the bonus element in a rights issue to our existing shareholders during the first quarter of 2024.

Historical dividend information(1)

Number of consecutive years of dividends(2)		Average Dividend Yield(2)
Interim dividends	Annual dividends	Last 3 years	Last 5 years
—	—	—	0.56

(1)
The historical dividend information has been prepared based on the actual dividends declared for the fiscal years 2020 through 2024.
(2)
The average dividend yield is calculated using the simple arithmetic average method, including the fiscal years in which no dividend was paid (dividends were paid with respect to fiscal year 2021 only based on the dividend resolution date).
F.
Matters relating to Articles of Incorporation

Our current articles of incorporation were amended as of March 20, 2025 at the 40th annual general meeting of shareholders, and certain amendments as summarized below have been submitted for approval at the upcoming 41st annual general meeting of shareholders. Consequently, our articles of incorporation may be subject to change based on the results of such upcoming annual general meeting of shareholders.

(1)
Proposed Changes to the Articles of Incorporation

Articles to be Amended at the 41st Annual General Meeting of Shareholders	Description of Amendments
(1)
Revision of Article 2 (Objectives)
(2)
Insertion of Paragraph 5 of Article 17 (Convening of General Meetings of Shareholders)
(3)
Revision of Paragraph 2 and deletion of Paragraph 3 of Article 20 (Exercise of Voting Rights)
(4)
Revision of Article 26 (Number of Directors)
(5)
Revision of Article 27-2 (Nomination of Candidates for Outside Directors)
(6)
Revision of Paragraph 2 of Article 32 (Filling of Vacancy)
(7)
Revision of Paragraph 1 of Article 34 (Committees)
(8)
Revision of Paragraphs 2, 3 and 4 of Article 36-2 (Composition of Audit Committee)
(9)
Insertion of new Addenda

(1)
To enhance safety by adding the fire protection facility construction business to our business objectives, thereby enabling us to promptly and accurately carry out such construction directly (Article 2).
(2)
To reflect an amendment to the Commercial Act requiring listed companies exceeding a certain size threshold to hold general meetings of shareholders both in person and by electronic means (Article 17, Paragraph 5 and Article 20, Paragraph 2).
(3)
To reflect an amendment to the Commercial Act prohibiting large listed companies from excluding cumulative voting systems by their Articles of Incorporation (Article 20, Paragraphs 2 and 3).

(4)~(7) To reflect an amendment to the Commercial Act emphasizing the independence of outside directors by changing the title of “Outside Directors” appointed by listed companies to “Independent Directors” (Article 26; Article 27-2; Article 32, Paragraph 2; Article 34, Paragraph 1 and Article 36-2, Paragraph 2).

(8-1) To reflect an amendment to the Commercial Act increasing the number of directors to be separately elected as members of the Audit Committee (Article 36-2, Paragraph 3).

(8-2) To reflect an amendment to the Commercial Act strengthening the limitation on voting rights in connection with the appointment or dismissal of Audit Committee members (Article 36-2, Paragraph 4).

(9) To specify the effective date of the amendments (Article 1 of the Addenda) and to establish transitional measures in accordance with the effective date of the revised Commercial Act (Articles 2, 3, 4 and 5 of the Addenda).

5

(2)
Recent Changes to Articles of Incorporation

Articles Amended at the 40th Annual General Meeting of Shareholders	Description of Amendments
(1)
Revision of Article 6 (Total Number of Authorized Shares)
(2)
Revision of Paragraph 1 of Article 9-2 (Number and Characteristics of Preferred Shares)
(3)
Revision of Paragraph 3 of Article 10 (Preemptive Rights)
(4)
Deletion of Paragraph 5 of Article 30 (Meetings of the Board of Directors)
(5)
Revision of Paragraphs 1, 2 and 3 of Article 43-2 (Interim Dividends)
(6)
Insertion of new Addenda

(1)
The number of authorized shares is to be increased to better accommodate the evolving business environment (Article 6).
(2)
The number of preferred shares shall be determined in proportion to the total number of issued and outstanding shares to ensure consistency with applicable laws including the Commercial Act and the Capital Markets Act, and other relevant regulations (Article 9-2, Paragraph 1).
(3)
The issuance limit of new shares to persons other than existing shareholders of company is to be increased and the scope of application for the issuance limit of new shares is to be restricted to third-parties allocations only to enable a more flexible response to the evolving business environment (Article 10, Paragraph 3).
(4)
The provision stipulating that the meeting of the Board of Directors shall be held in Korea is to be deleted to allow for flexible arrangement of the meeting of The Board of Directors (Article 30, Paragraph 5).
(5)
The record date for interim dividends may be designated subsequent to the determination of the dividend amount, and interim dividends may be distributed in forms other than cash including shares in accordance with the Commercial Act to enhance predictability for investors (Article 43-2).
(6)
The issuance limit of new shares to persons other than existing shareholders of company is to be calculated without deducting the number of shares previously issued and allocated to the Employee Stock Ownership Association (Article 2 of the Addenda).
(7)
The issuance limit of convertible bonds and bond warrants is to be calculated without deducting the amount of convertible bonds and bond warrants previously issued (Article 3 of the Addenda).

(3)
Business Purpose (as of December 31, 2025)

Our business purpose under our articles of incorporation did not change during the reporting period ended December 31, 2025, and our current business purpose includes the following:

(as of December 31, 2025)

No.	Business Purpose(2)	Whether Currently Engaged in by the Company
1

Research, development, production, sales and marketing of display and related products utilizing, among others, thin-film transistor liquid crystal display (“TFT-LCD”), low-temperature polycrystalline silicone (“LTPS”)-LCD and organic light-emitting diode (“OLED”) technologies

Yes
2	Research, development, production, sales and marketing of products utilizing solar energy	No, see note (1)
3	Research, development, production, sales and marketing of parts and equipment necessary for the development and production of products and technologies listed in items 1 and 2 above	Yes
4	Sale and purchase and lease of real estate	Yes
5	Other ancillary or supplemental businesses and investments relating to each of the businesses described above	Yes

(1)
Although the Company began to engage in research and development of products utilizing solar energy in 2007, due to the intense competition with Chinese companies in this sector and relative economic disadvantage of the Company’s technology, the Company decided to discontinue such business in 2010 and is currently not engaged in this business.
(2)
As a proposal to amend the Articles of Incorporation to add the fire protection facility construction business to our business objectives has been submitted for approval at the 41st annual general meeting of shareholders scheduled to be held on March 19, 2026, such business purpose may be added depending on the outcome of such meeting.

6

2.
Business
A.
Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of products that apply display technologies such as OLED and TFT‑LCD. Sorting by major sales product category, television, IT products, mobile and other products, and “auto” products (comprising automotive display products) accounted for 19%, 37%, 36% and 8% of our total sales, respectively, in 2025. Our customers primarily consist of global set makers, and our top ten customers comprised 92% of our total sales revenue in 2025. As a company focused on exports, our overseas sales accounted for approximately 96% of our total sales in 2025. We have overseas sales subsidiaries located in the United States, Germany, Japan, Taiwan, China and Singapore.

We operate key production facilities in Korea, China and Vietnam, and our cumulative annual production capacity for 2025 was approximately 4.2 million glass sheets, as converted into eighth-generation sheets (2200x2500mm). In order to expand our production capacity of differentiated and competitive products such as OLED panels, our total capital expenditures on a cash out basis was around ~~W~~1.4 trillion in 2025. In 2026, we plan to increase our capital expenditures to the mid-to-upper ~~W~~2 trillion range, representing an increase from the previous year.

The major raw materials for display panel production include glass, semiconductors, polarizers, organic matter, backlight units (“BLU”) and printed circuit boards (“PCB”), and the prices of our raw materials may fluctuate as a result of supply and demand in the market as well as changes in our purchase quantity.

The display industry to which we belong is highly affected by the global economic conditions. Given the characteristics of the display business, which requires large-scale investments, display panel prices may fluctuate due to an imbalance between supply and demand, which may affect our profitability. The sales performance of industry players is differentiated by not only the production capacity of each company but also other competitive differences arising from factors including technology, cost structure, product development capability, manufacturing efficiency, quality control and customer relationships, as well as by differentiation in sales volume and pricing utilizing such factors. In addition, given the high proportion of our sales overseas, our sales of display panels are denominated mainly in U.S. dollars whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Accordingly, our profit margins may be affected by changes in the exchange rates between the currencies. We strive to minimize the risk relating to foreign currency denominated assets, liabilities and operating cash flow due to exchange rate fluctuations.

Our research and development expenses represent approximately 9% of our sales, and we are continually creating customer value through systematic R&D activities for new products and technologies. Leveraging our competitive R&D activities, we are leading the display market by providing differentiated values in display panel products utilizing our OLED and TFT-LCD technologies for various uses including television, IT, mobile products and automobiles.

Consolidated operating results highlights

(Unit: In billions of Won)

	2025	2024	2023
Sales Revenue	25,810	26,615	21,331
Gross Profit	3,376	2,575	345
Operating Profit (loss)	517	(561)	(2,510)
Total Assets	26,917	32,860	35,759
Total Liabilities	19,077	24,787	26,989

B.
Industry
(1)
Industry characteristics
•
From the supply perspective, the display panel industry is technology- and capital-intensive in nature and requires mass production through achieving an economy of scale.
•
From the demand perspective, the display panel industry tends to demonstrate a high level of volatility depending on the global macroeconomic conditions, major regional sales events and/or seasonal factors.
•
Though the display panel industry is currently facing risks of decreased consumption of related goods in the business-to-consumer sector and reduced investor confidence in the business-to-business sector due to ongoing uncertainty in the global macroeconomic environment, there are continued opportunities in the display market to meet changes in consumer lifestyle and specific consumer needs in the mid- to long-term.

7

•
In the market for television display panels, new opportunities from the growth of the ultra-large TV market are expected to arise with the increase of video content (including over-the-top services) and expanding uses of television (such as playing video games).
•
In the market for traditional IT products such as notebook and desktop monitors, growth opportunities for new offerings such as gaming products, portable products and AI-integrated technology are expected to increase driven by lifestyle changes.
•
The growth in the market for smartphone products continues to be concentrated around high value-added products using plastic OLED display panels that offer superior performance through diversification of form factors, low-power consumption and high resolution, in light of the increased use of smartphones for mobile contents and gaming purposes.
•
In the market for automotive display panels, display panels are increasingly being used in light of the expanded adoption of in-vehicle infotainment systems, and the market is continuing to demonstrate qualitative growth as the demand for larger and higher-resolution display panels continues to increase.
•
As the market for LCD panel-based products has reached a maturity stage, the growing adoption of OLED panels across various segments, driven by their differentiated performance and form factor advantages, is expected to create new opportunities.
(2)
Growth Potential

The display panel industry is expected to continue to grow, as the essential role of display products as a key device for information and communication in daily lives of individuals as well as for industrial purposes becomes more pronounced. We are strengthening our business competitiveness based on customer value and developing new markets under our strategic plan to transition our business to center around OLED, which has a strong growth potential within the display panel industry. With respect to large-sized display panels, we are focusing on expanding the OLED market through differentiated products and technology, such as META technology, which offers high-resolution and high-luminance, and Tandem WOLED technology, as well as strengthening business with new customers. We are also leading the expansion into new product areas, such as gaming display panels. In the medium-sized display panel business, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and oxide technologies, and we are also increasing the use of OLED panels in IT products to improve power consumption and provide differentiated form factors. In the small-sized display panel business, we have secured high value-added and differentiated technology and stable operating capabilities for 6th generation plastic OLED smartphone displays, while also expanding our customer base in the automotive display panels business by providing optimized display solutions featuring high resolution, high refresh rates and high luminance, based on a diverse portfolio of premium products including plastic OLED, advanced thin OLED and LTPS LCD panels. We are also in the process of proactively preparing the technology to respond to new market opportunities for ultra-small-sized displays, including those in relation to augmented reality and virtual reality uses.

(3)
Cyclicality
•
The display panel business is characterized by being highly cyclical and sensitive to fluctuations in the general economy. The industry may experience volatility caused by imbalances between supply and demand due to changes in capital expenditure levels and adjustments in production utilization rates within the industry.
•
Macroeconomic factors and other causes of business cycles can affect demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if market demand outpaces supply, average selling prices may increase.
(4)
Market conditions
•
Most display panel manufacturers are located in Asia as set forth below. Chinese panel manufacturers are expanding their dominance in the TFT-LCD sector through aggressive investments in, and acquisitions of, production facilities. In response, Korean panel manufacturers are continuing their efforts to maintain their market leadership and differentiate themselves by transitioning their business focus to OLED products and enhancing their TFT-LCD technology.
a.
Korea: LG Display, Samsung Display, etc.
b.
Taiwan: AU Optronics, Innolux, etc.
c.
Japan: Sharp, etc.
d.
China: BOE, CSOT, HKC, etc.

8

•
Our worldwide market share of large‑sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2025	2024	2023
Panels for Televisions(1)(2)	10.4%	14.1%	12.5%
Panels for IT Products(1)	17.6%	19.1%	18.6%
Total(1)	13.4%	15.7%	14.6%

(1)
Source: Large Area Display Market Tracker (OMDIA). Data for 2025 are based on OMDIA’s estimates, as actual results for 2025 have not yet been made available as of the date of this report.
(2)
Includes panels for public displays.
(5)
Competitiveness and competitive advantages
•
Our ability to compete successfully depends on factors both within and outside our control, including the development of new and premium products through technological advances, timely investments that achieve profitability, maintaining flexible product portfolio and production facility operations responsive to market conditions, price of our products, competitive production costs, productivity enhancement, our relationship with customers, success in marketing to our end‑brand customers, competitive environment and economic conditions within the industry, and foreign exchange rates.
•
In order for us to compete effectively, it is critical to offer differentiated products that enable us to secure profit margins even during times of a mismatch in the market supply and demand, to be price- and cost-competitive and to maintain stable relationships with customers.
•
A substantial portion of our sales is attributable to a limited number of end‑brand customers and their designated system integrators. As such, it is important to build a sustained relationship with such customers.
•
Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.
•
As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with WOLED/POLED, IPS, Oxide, in-TOUCH, Tandem and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED panels for televisions in 2013, we have continued to achieve ongoing technological innovation by continuing to enhance the performance of our products and to offer differentiated large-sized OLED products such as our large-sized gaming OLED products and those incorporating our META technology. Moreover, we have continually introduced and expanded our high value-added plastic OLED products for smartphones, smartwatches and automotive products, along with our advanced thin OLED products, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS, Oxide and LTPS technology-based desktop and notebook monitors featuring high resolutions, differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.
•
Moreover, we are maintaining and strengthening close long-term partnerships with major global firms to secure customers and expand relationships for technology development.
C.
New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities in response to the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

D.
Customer-oriented marketing activities

Through engaging in detailed analysis and acquiring insight on the market and industry conditions, technology, products and end-user consumers, we seek to provide differentiated values that are customer- and consumer-friendly. In addition, we engage in activities that are geared to proactively identify and offer meaningful benefits to customers and consumers. As a result, we are continually developing products that provide differentiated values using our technologies. At the same time, we strive to create new markets and mutually benefit our business and our customers by obtaining customer trust and satisfaction through our customer- and consumer-oriented marketing activities.

9

3.
Major Products and Raw Materials
A.
Major products

We manufacture OLED and TFT‑LCD panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

					2025
Business area	Sales type	Items (By product)	Usage	Major trademark	Sales Revenue	Percentages (%)
		Televisions	Panels for televisions	LG Display	4,791	18.6%
Display	Goods/Products/	IT products	Panels for monitors, notebook computers and tablets	LG Display	9,510	36.8%
	Services/ Other sales	Mobile, etc.	Panels for smartphones, smartwatches, etc.	LG Display	9,373	36.3%
		Auto products	Panels for automobiles	LG Display	2,136	8.3%
Total					25,810	100.0%

B.
Average selling price trend of major products

The average selling prices of display panels are subject to change based on market conditions and demand by product category. The average selling price of display panels per square meter of net display area shipped in the fourth quarter of 2025 was USD 1,297, representing a slight decrease from the previous quarter primarily due to changes in our product mix. However, such average selling price increased significantly compared to the fourth quarter of 2024 as we continued to enhance our OLED-focused business structure. The average selling prices of display panels per square meter of net display area may continually fluctuate in the future due to changes in market conditions, demand trends and our product mix.

(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2025 Q4	1,297
2025 Q3	1,365
2025 Q2	1,056
2025 Q1	804
2024 Q4	873
2024 Q3	825
2024 Q2	779
2024 Q1	782
2023 Q4	1,064
2023 Q3	804
2023 Q2	803
2023 Q1	850

(1)
Quarterly average selling price per square meter of net display area shipped.
(2)
Excludes semi‑finished products in the cell process.

10

C.
Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on changes in size and quantity of raw materials due to the increased production of large‑sized panels.

(Unit: In billions of Won, except percentages)

Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers(2)
		PCB		877	9.3%	Hyunwoo Industrial Co., Ltd., etc.
		Polarizers		1,573	16.6%	Dongwoo Fine-Chem Co., Ltd., etc.
Display	Raw materials	BLU	Display panel	766	8.1%	Heesung Electronics LTD., etc.
		Glass	manufacturing	394	4.2%	Paju Electric Glass Co., Ltd., etc.
		Drive IC		684	7.2%	LX Semicon, etc.
		Others		5,168	54.6%	—
Total				9,462	100.0%

- Period: January 1, 2025 ~ December 31, 2025.

(1)
Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.
(2)
Among our major suppliers, Paju Electric Glass Co., Ltd. is our affiliate and LX Semicon is an affiliate of LX Holdings Corp.
•
The market prices of main raw materials for display panels fluctuate depending on the global market conditions of raw materials and demand by product segment.
•
The market price of polarizers, which is a main raw material for display panels, decreased by 5% as of December 31, 2025 compared to the end of the previous year.
•
The market prices of PCB, drive IC and BLU decreased by 3%, 5% and 4%, respectively, as of December 31, 2025, compared to the end of the previous year.
•
Although the global economy in 2025 continues to face a slowdown amid trade conflicts and geopolitical uncertainties, we aim to optimize our raw material costs compared to the previous year through an improvement in the balance of market supply and demand in the raw materials market and our efforts to strengthen our raw material cost competitiveness. The prices of raw materials may continue to fluctuate in light of changes in the market conditions of such materials.
4.
Production and Equipment
A.
Production capacity and output
(1)
Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2025(1)(2)	2024(1)	2023(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	4,208	6,063	4,996

(1)
Calculated based on the effective capacity method (based on glass input substrate size for eighth-generation glass sheets) multiplied by daily operating hours, the number of operating days and the efficiency rate.
(2)
As the disposal of our equity interest in LG Display (China) Co., Ltd. was completed on April 1, 2025, the production capacity presented includes such subsidiary’s production capacity through the first quarter of 2025.
(2)
Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2025(1)(2)	2024(1)	2023(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	3,914	5,656	4,256

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(1)
Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.
(2)
As the disposal of our equity interest in LG Display (China) Co., Ltd. was completed on April 1, 2025, the production output presented includes such subsidiary’s production output through the first quarter of 2025.
B.
Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2025	Actual working hours in 2025	Average utilization ratio
Gumi	8,760(1) (24 hours x 365 days)	8,580(1)(2) (24 hours x 357.5 days)	97.9%
Paju	8,760(1) (24 hours x 365 days)	8,616(1)(2) (24 hours x 359 days)	98.4%
Guangzhou	8,760(1) (24 hours x 365 days)	8,664(1)(2) (24 hours x 361 days)	98.9%

(1)
Number of days is calculated by averaging the number of working days for each facility.
(2)
As the disposal of our equity interest in LG Display (China) Co., Ltd. was completed on April 1, 2025, the actual working hours presented include such subsidiary’s actual working hours through the first quarter of 2025.
C.
Investment plan

In 2025, our total capital expenditures on a cash out basis was around ~~W~~1.4 trillion. In 2026, we plan to increase our capital expenditures to the mid-to-upper ~~W~~2 trillion range, representing an increase from the previous year. On June 17, 2025, we announced new investments related to OLED technology and infrastructure, the details of which are set forth below.

Filing date	Title of disclosure	Details of disclosure	Current progress of investment
June 17, 2025	New Facility Investment, etc.

1. Investment target: OLED production facilities

2. Investment amount: ~~W~~1.3 trillion

3. Purpose: To secure future technological competitiveness through timely preparation for new OLED technologies and infrastructure investments

4. Investment period: 3Q 2025 – 2Q 2027

Approval for the investment concerning new OLED technologies and infrastructure was completed on June 17, 2025, and the investment is scheduled to proceed through the second quarter of 2027.

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5.
Sales
A.
Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2025	2024	2023
			Overseas(1)	24,613	25,496	20,634
	Products	Display panel	Korea(1)	954	960	620
			Total	25,567	26,456	21,254
		Raw materials,	Overseas(1)	206	112	62
Display	Others(2)	components, etc.	Korea(1)	37	47	14
			Total	243	159	76
			Overseas(1)	24,819	25,608	20,696
		Total	Korea(1)	991	1,007	634
			Total	25,810	26,615	21,330

(1)
Based on ship‑to‑party.
(2)
Other sales include royalty sales.
B.
Sales organization and sales route
•
As of December 31, 2025, each of our television, IT, mobile and auto product businesses had individual sales and customer support functions.
•
Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.
•
Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries → Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. → System integrators and end‑brand customers → End users

2) LG Display Headquarters and overseas manufacturing subsidiaries → System integrators and end‑brand customers → End users

•
Sales performance by sales route

Sales performance	Sales route(1)	Ratio
Overseas	Overseas subsidiaries	98.3%
	Headquarters	1.7%
Overseas sales portion (overseas sales / total sales)		96.2%
Korea	Overseas subsidiaries	22.7%
	Headquarters	77.3%
Korea sales portion (Korea sales / total sales)		3.8%

(1)
Percentage by sales route is based on revenue from the Display business segment.
C.
Sales methods and sales terms
•
Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand.
D.
Sales strategy
•
With respect to television display products, we are strengthening our competitive advantages in the premium television display market by enhancing the performance of our OLED television display panels and advancing both product and technology sophistication levels. Furthermore, we are working towards strengthening our business portfolio and reinforcing consumer values through new growth businesses such as gaming and transparent products.

13

•
With respect to IT display products, we are continually strengthening the sales of high‑resolution, IPS, narrow bezel and other high‑end display panels with major global IT product manufacturers as our primary customer base.
•
With respect to mobile and other products (a wide range of products including smartphones, smartwatches and industrial products (including aviation and medical equipment, among others)), we are continuing to build a strong and diversified business portfolio and expand our global customer base by leveraging the strength of our differentiated technology and products such as OLED, narrow bezel, low-power consumption and thin and light features.
•
With respect to automotive display products, our business is steadily growing on the back of stable orders secured through our ability to deliver differentiated value to global automobile manufacturers leveraging our diversified technology and product portfolio that includes plastic OLED, advanced thin OLED and LTPS LCD panels.
E.
Major customers
•
Customers “A” and “B” each accounted for more than 10% of our sales revenue in 2025. Sales revenue generated from Customer “A” amounted to ~~W~~14,836 billion in 2025 and ~~W~~14,282 billion in 2024, and sales revenue generated from Customer “B” amounted to ~~W~~3,413 billion in 2025 and ~~W~~3,767 billion in 2024. In addition, sales revenue derived from our top ten customers comprised 92% of our total sales revenue in 2025 and 89% in 2024.
6.
Purchase Orders
•
We supply some of our products in accordance with the production plans of automobile manufacturers. However, the volume of our supply is subject to fluctuation depending on the customers’ actual order volume and future market conditions, and it is not possible to accurately predict the changes in demand resulting from changes in the domestic and global economic environment. Moreover, as of December 31, 2025, we do not have purchase order contracts that recognize revenue by measuring progress towards satisfaction of performance obligation by using the cost-based input method.
7.
Risk Management and Derivative Contracts
A.
Risk management
(1)
Major market risks

Our business is exposed to credit risk, liquidity risk and market risk. Accordingly, we operate a risk management system that identifies and analyzes these risks while monitoring and managing risk level by establishing appropriate risk controls in order to ensure that such risks do not exceed certain threshold levels.

See Note 25 to our consolidated financial statements attached hereto for more information regarding our exposure to each of the risks listed above.

(2)
Risk management method

In order to manage our risk against foreign currency fluctuations, we eliminate such risk by adopting a policy of maintaining our net exposure risk within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances in the inflow and outflow of foreign currency funds. We also continually monitor our currency position and risk for other monetary assets and liabilities denominated in foreign currencies, and when needed, we may from time to time enter into cross‑currency interest rate swap contracts and foreign currency forward contracts. Furthermore, we have adopted a policy aimed at minimizing uncertainty and financial costs arising from interest rate fluctuations and manage our interest rate risk through periodic monitoring of interest rate trends and adoption of appropriate countermeasures.

B.
Derivative contracts
(1)
Currency risks
•
We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar and the Japanese Yen.
•
Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

14

•
As of the end of the reporting period, in order to avoid risks of exchange rate fluctuations on the fair value of advance received, we entered into an aggregate of USD 1,600 million, CNY 380 million cross currency interest swap agreements with Shinhan Bank and others, for which we have not applied hedge accounting. Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred. We recognized a loss on valuation of derivative instruments in the amount of ~~W~~139 billion with respect to the above foreign exchange derivative instruments held during the reporting period.
(2)
Interest rate risks
•
Our exposure to interest rate risks relates primarily to our floating rate long-term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.
•
As of the end of the reporting period, we entered into interest rate swap agreements with KEB Hana Bank and others in an aggregate of ~~W~~2,280 billion and USD 250 million, for which we have not applied hedge accounting. We recognized a gain on valuation of derivative instruments in the amount of ~~W~~16 billion with respect to our interest rate derivative instruments held during the reporting period.
8.
Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing/ supply agreement	Hewlett‑Packard	January 2011 ~	Patent licensing of semi‑conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
	Hannstar Display Corporation	December 2013 ~	Patent cross‑licensing of LCD technology
	AU Optronics	August 2011 ~	Patent cross‑licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross‑licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2025	Patent licensing of OLED related technology
	Semiconductor Energy Laboratory	January 2021 ~ December 2030	Patent licensing of LCD and OLED related technology
Real estate/others	LG Innotek Co., Ltd.	Date of contract: December 23, 2022 Term: December 26, 2022 ~ December 31, 2027	Lease of idle real estate property for rental income (the contract amount and other details are not disclosed in accordance with a non-disclosure agreement)
	LG Uplus Corp.	Date of contract: May 14, 2024	Sale of real estate property to enhance asset efficiency (for details, please refer to the Form 6-K furnished to the SEC on April 25, 2024)

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9.
Research & Development (“R&D”)
A.
Summary of R&D‑related expenditures

(Unit: In millions of Won, except percentages)

Items		2025	2024	2023
R&D Expenditures (prior to deducting governmental subsidies)		2,211,369	2,237,403	2,399,513
Governmental Subsidies		(625)	(705)	(718)
Net R&D-Related Expenditures		2,210,744	2,236,698	2,398,795
	R&D Expenses	1,668,306	1,687,315	1,906,616
Accounting Treatment(1)	Development Cost (Intangible Assets)	542,438	549,383	492,179
R&D‑Related Expenditures / Revenue Ratio(2) (Total R&D-Related Expenditures ( Revenue for the period × 100)		8.6%	8.4%	11.2%

(1)
For accounting treatment purposes, R&D expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.
(2)
Calculated based on the R&D-related expenditures before subtracting government subsidies (state subsidies).
B.
R&D achievements

Achievements in 2023

(1)
Developed the world’s first small- and medium-sized transparent WOLED product (30” HD)
•
Expanded market coverage with the development of a new product size (30”) for transparent small- and medium-sized display
•
Strengthened market leadership through achieving a transparency rate of 45% and increased luminance (600/200 nit)
(2)
Introduced the world’s first foldable pen touch notebook (17”)
•
Developed OLED panel for notebooks utilizing differentiated technologies such as the tandem OLED and a special folding structure
(3)
Developed the world’s first Gaming OLED 240Hz monitor product (39”, 34”)
•
Applied high-speed (240Hz), fast response time (0.03ms), high-luminance (275 nit @APL 100%) and curved (800R) OLED technology
•
Provided ultra-wide (21:9 aspect ratio) full-size OLED Gaming monitor product (initially provided in 45” and expanded further to provide 39” and 34” products)

Achievements in 2024

(1)
Developed the world’s first Gaming DFR product (31.5”)
•
Optimized display through applying DFR (Dynamic Frequency & Resolution) technology, which enables the implementation of high resolution (UHD 240Hz) and high refresh rate (FHD 480 Hz) on a single display panel
•
Maximized sound effects by applying d-TAS (Display Thin Accurator)
(2)
Developed the world’s first Gaming OLED QHD 480Hz monitor product (27”)
•
Provided optimal gaming environment with the development of the world’s first OLED QHD 480Hz high refresh rate monitor product
(3)
Developed our first ATO-based notebook panel (13.4”)
•
Developed Slim & Light product (1.16t / 162g) through the application of advanced thin OLED structure
•
Developed high-efficiency OLED notebook panel product (SDR 400nit / HDR 500nit) utilizing Tandem OLED technology

16

•
Became our first notebook panel model to apply Touch on Encap technology
(4)
Developed our first Dual Resolution Gaming monitor product (27”)
•
Expanded the gaming monitor market and provided differentiated user experience by implementing the Dual Resolution feature
•
Enabled the use of a single monitor for both fast-paced (FHD 330Hz) games and high-resolution (UHD 165Hz) games

* Dual Resolution : UHD 165Hz ↔ FHD 330Hz

(5)
Developed next-generation Micro LED display product (22.3”)
•
Provided a large-screen and high-resolution, new user experience through Active Matrix Micro LED transfer technology, panel technology, compensation technology and mechanical technology
1)
22.3” Module for 136” 4K business-to-consumer products
2)
22.3” Module for infinitely expandable business-to-business products
(6)
Developed the world’s first ultra-large high resolution transparent OLED display product (77”)
•
Developed new television models and lifestyle solutions with ultra-large, high-resolution displays with 45% transparency
(7)
Developed the world’s first large-sized WOLED product based on 4-Stack technology (83/77/65/55/48” 4K television displays)
•
Strengthened the competitiveness of our WOLED flagship models by applying the 4-Stack technology to large-sized WOLED display panels for the first time in the industry
•
Improved customer value by delivering premium picture quality (luminance, color reproduction, and high-speed) while enhancing cost competitiveness
•
Established a foundation for market expansion by strengthening the potential to expand into the new high-end monitor market

Achievements in 2025

(1)
Developed the world’s first 45WUHD 165Hz Gaming OLED product
•
Optimized display based on intended use through applying DFR (Dynamic Frequency & Resolution) technology, which enables the implementation of high resolution (WUHD 165Hz) and high refresh rate (WFHD 330Hz) on a single display panel
•
Enhanced gaming immersion through the application of an 800R Curved display
(2)
Developed the world’s first medium-sized OLED notebook panel product based on low-temperature polycrystalline oxide (“LTPO”) and Tandem technology (14”)
•
Developed Tandem OLED product with low power consumption and variable refresh rate based on LTPO technology
•
Developed a medium-sized OLED display product with low power consumption to lead the high-end notebook computers market
(3)
Developed our first 8.5th-generation large-sized automotive display panel product using oxide technology (38.9”)
•
Developed P2P (Pillar-to-Pillar, full dashboard) products for automotive applications using new oxide semiconductor technology to ensure high reliability
•
Expanded automotive LCD panel production to the 8.5th-generation line in addition to the existing 6th-generation line

17

(4)
Introduced the Double Rate Driving (“DRD”) platform for the first time in large-sized OLED television products and developed cost-innovative products (77/65/55/48”)
•
Secured cost competitiveness and established a foundation for a sustainable profitability structure through structural innovation of our V26 products based on the DRD platform, incorporating DRD, New ASIC (application-specific integrated circuit) and New META POL (polarizing panel) technologies
•
Strengthened competitiveness in expanding business applications by concurrently deploying Special Edition models based on the DRD platform
(5)
Developed the world’s first 27” QHD 540Hz (DFR 720Hz) OLED monitor product
•
Achieved the highest level refresh rate (HD 720Hz) and response time (0.02ms, G-to-G) for OLED through the application of DFR technology, delivering smooth motion and an immersive gaming experience
(6)
Developed the world’s first large-sized, high-resolution IPS curved monitor product (51.5”)
•
Maintained our leadership in the high-end product market through the development of the world’s first large-sized IPS curved monitor product
•
Achieved enhanced profitability and differentiation through the development of new components, structural and process changes and the application of cost-efficient materials
(7)
Developed the world’s first 1Hz low-power notebook display product (14”, 16”)
•
Maintained our leadership in the high-end product market through development of the world’s first 1Hz product featuring low power consumption, slim design and three-sided borderless design
–
Enhanced VHR (Variable High Refresh Rate) performance at 1Hz through the application of newly developed materials (liquid crystal and polyimide) and advanced panel design technology, along with flicker reduction circuit algorithms
–
Achieved further power efficiency through low-power circuit algorithms and high-efficiency BLU technology
–
Enhanced slim design competitiveness through the development of new slim circuit components, including PCBs, semiconductor components and CNT (Carbon Nanotube) materials
10.
Intellectual Property

As of December 31, 2025, our cumulative patent portfolio (including patents that have already expired) included 31,645 patents in Korea and 38,690 patents in other countries. In 2025, we registered 1,817 patents in Korea and 2,256 patents in other countries.

11.
Environmental and Safety Matters

In order to minimize the environmental impact of our business activities, we are actively responding to environmental regulations applicable to our products and business sites.

A.
Business environment management

We have installed and operate various types of prevention facilities to minimize the emission of environmental pollutants generated in our production process. With respect to air and water pollutants, we set and manage our internal standard at 70% of the permitted levels under the regulatory emission standards. In addition, in order to establish a resource circulation system, we operate a proprietary system to monitor waste from its generation to treatment, have developed waste treatment technology and identified suitable recycling companies to reduce the amount of waste we generate and maximize recycling.

In addition, as we were designated a target company for the greenhouse gas emission trading system in 2015, we allocate and monitor our greenhouse gas emissions every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a medium- to long-term goal to reduce the emission level by continually investing in facility improvements and monitoring our emission levels.

18

We are subject to a variety of environmental laws and regulations, and operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on‑site inspections by the Ministry of Environment and local environmental protection authorities. The primary types of environmental laws applicable to us include the following:

(1)
Environmental pollutant emission regulations: Integrated Control of Pollutant-discharging Facilities Act, Clean Air Conservation Act, Water Quality Conservation Act, Wastes Control Act, Environmental Impact Assessment Act, etc.
(2)
Greenhouse gas emission management: Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, Act on the Allocation and Trading of Greenhouse Gas Emission Permits, etc.
(3)
Other workplace environment management: Chemicals Control Act, Chemicals Registration and Evaluation Act, Soil Environment Conservation Act, etc.

Through the implementation of an environmental and energy management system, we are continuously making efforts to minimize environmental impact and reduce energy usage in all aspects of our business process. Accordingly, we have acquired and currently operate the environmental management system ISO14001 and energy management system ISO 50001 certifications for all of our domestic and overseas production sites. In addition, we have established company-wide safety, healthy, energy and environment management policies and manuals, which are regularly updated based on international standards. We also conduct systematic management of our business process in accordance with international standards through annual follow-up and renewal audits.

We have been participating in the Carbon Disclosure Project (“CDP”), a globally recognized authority on environmental disclosure, and named to the Honors Club in the IT category of the Climate Change Korea Awards for nine consecutive years from 2016 to 2024. Such recognitions reflected our carbon management leadership based on our achievement of a 43% reduction in carbon emissions across our domestic and overseas business sites and the conversion of 39% of our total electricity consumption to renewable energy as of 2024, compared to their 2018 levels. In addition, we were recognized as a top-performing company in the water management category by the CDP Water Security Korea Awards for five consecutive years from 2018 to 2022. In 2023 and 2024, we received a Leadership A- rating in recognition of our excellence in managing water-related environmental impact, including the public disclosure of our mid- to long-term water reuse rate targets and water pollutant discharge levels.

In addition, in recognition of our efforts to improve recycling rates and reduce waste, we were nominated as a leading company with an excellent performance in resource circulation and received a commendation from the Minister of Environment in 2020. In 2022, we achieved the Gold rating for Zero Waste to Landfill (“ZWTL”) for our Paju and Gumi facilities and the Platinum rating for our Nanjing facility. Through ongoing efforts to improve our recycling rate, our Paju facility achieved a Platinum rating in June 2024 and maintained its Platinum rating following the 2025 reassessment in July 2025, while our Gumi facility achieved a Platinum rating in July 2025, and our Guangzhou facility achieved a Platinum rating in December 2024. In November 2025, we achieved the Gold rating for our Vietnam facility, completing ZWTL certification for all of our production sites. In 2022, we introduced a resource recirculation recognition program in accordance with the Korean government’s waste management policy and received circular resource certification on eight types of our discarded trays and vinyl. In 2023, we have obtained quality certification for certain of our recycled items recognized as circular resources, and we plan to continue to promote the resource circulation of our products. We will continue our efforts to reinforce our resource circulation program by minimizing waste and maximizing recycling rate.

We have continued to pursue ESG management activities based on the spirit of “value creation for consumers” and “human-first management,” and we plan to obtain further recognition for our eco-friendly management and share relevant information with the stakeholders.

B.
Product environment management

In order to respond to applicable domestic and overseas environmental regulations, such as the European Union’s Restriction of Hazardous Substances (RoHS) and Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH) that restrict the use of certain hazardous substances, we operate a hazardous substance management program that implements a four-step procedure (each such step, a “Gate”) that manages various stages of our production cycle, beginning with the registration process of our business partners up to the mass production stage. In addition, in order to preemptively address four types of phthalate substances that became additionally regulated pursuant to the RoHS in 2016 and officially went into effect on July 22, 2019, we replaced the latent risk elements in advance as well as implemented a more stable management process with respect to such substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement, quality assurance and analysis teams.

- Gate 01 (Business Partner Stage): An audit is conducted prior to the registration of a new business partner (including the inspection of the business partner’s hazardous substance response process)

19

- Gate 02 (Parts Development Stage): An environmental evaluation of each part under development is conducted (consisting of three stages: (1) document review; (2) XRF test and (3) precision analysis)

- Gate 03 (Product Development Stage): An environmental evaluation of the product model and product labeling are conducted (including RoHS verification)

- Gate 04 (Mass Production Stage): Process management through the periodic testing of mass-produced parts for any hazardous substances (including rate-based tests based on risk assessment)

We operate a “Hazardous Substance Management System for Products” that effectively manages hazardous substances by classifying them into four levels: A-I, A-II, B-I, and B-II. In particular, in addition to substances prohibited by global hazardous substance regulations on products, we have designated substances causing harm to the human body and the environment as Level B substances. By developing alternative technologies and parts and applying them to our products, we continually strive to achieve a gradual reduction and elimination of non-prohibited hazardous substances.

- Level A-I (Prohibited Substances): Prohibited substances designated under the RoHS regulations (i.e., 10 regulated substances) and those designated by specific customers

- Level A-II (Prohibited Substances): Substances prohibited by regulations and conventions other than those covered under Level A-1 and those designated as such by customers

- Level B-I (Substances Subject to Voluntary Reduction): Substances that are being voluntarily replaced over a certain period of time

- Level B-II (Substances Under Observation): Substances that are not currently banned, but are expected to become prohibited in the future

Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen‑free combustion ion chromatography method as IEC 62321‑3‑2, which was published in June 2013.

In 2017, we became the first display panel company to receive the SGS Eco Label accreditation for OLED television display modules from SGS, a global product testing/accreditation agency, and have since continually received such accreditation. In 2024, such accreditation has been updated to “SGS EEPS accreditation.” In 2022, we expanded our accreditation program to cover display modules for monitors, notebook computers, tablets and automobiles, as a result of which our display modules for monitors and notebook computers received SGS Eco Label accreditation for the first time and our automotive display module became the first in the industry to receive the same accreditation for its excellence in energy efficiency, and we have since maintained the SGS Eco Label for such products. In 2023, our high-end LCD panels for 16-inch notebooks and 27-inch monitors, in which we incorporated recycled materials for the first time, received the SGS Eco Label accreditation. In addition, our 30-inch and 55-inch transparent display products, for which we applied hazardous substance reduction technology, became the first in the industry to receive the SGS Eco Label accreditation.

Moreover, in 2022, our 27-inch monitor display product that applied anti-bacterial films received the SGS Performance Mark accreditation for its anti-bacterial performance, and in 2023, our commercial display module that applied Plus-Bright energy consumption reduction technology obtained the SGS Performance Mark accreditation for its energy efficiency performance. Our high-end LCD panels for 16-inch notebooks and 27-inch monitors also received the same accreditation for reducing energy consumption through the implementation of proprietary algorithms and improving panel transmittance. In 2025, we enhanced and replaced PFAS-containing components in our 14-inch LCD panels for notebook computers, and as a result, obtained the SGS ECCS Mark – PFAS Screened accreditation.

20

Also in 2022, upon assessment and verification of GHG emissions throughout its entire product life cycle, our OLED television panel received the industry’s first Carbon Footprint Certification from The Carbon Trust, a not-for-profit company founded by the United Kingdom government that provides voluntary carbon certification services and carbon labeling schemes. In 2023, our high-end IT LCD panels (27-inch and smaller) received the Product Carbon Footprint (PCF) certification from TÜV Rheinland, a global independent testing, inspection and certification agency, by achieving carbon emission reduction through the application of recycled materials and low energy consumption technologies. Our OLED panels for automotive products also received the same certification for achieving carbon emission reduction through the application of light-control film integration technology. In 2024, our 14-inch high-end LCD panel product for notebook computers received the Product Carbon Footprint Reduction (PCR) certification from TÜV Rheinland through the application of bio-plastic, recycled materials and ultra-precision micro-processing technology. Additionally, upon verification by Underwriters Laboratories (UL), a global inspection and certification agency, such display panel also received the Environmental Claim Validation (ECV) certification. In 2025, we obtained the “Product Carbon Footprint Methodology” certification from TÜV Rheinland reflecting our establishment of a system to calculate carbon emissions generated throughout the entire product life cycle based on international standards and our proprietary evaluation methodology optimized for display panels, as well as an IT system for evaluating product carbon footprints.

In 2021, we received the “Green Technology Certification” for our advanced incell touch display technology, an eco-friendly technology with touch-sensing electrodes and transmission lines that reduce carbon emissions and the use of rare metals. Also, since 2021, we have continued to obtain an eco-friendly certification from TUV SUD, a globally recognized accreditation agency based in Germany, for excellence in resource circulation and compliance with Waste Electrical and Electronic Equipment (WEEE) regulations and the non-use of specific hazardous substances in our OLED television display panels, plastic OLED mobile and smartwatch display products, OLED tablet display panels and TFT-LCD panels for IT products.

In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction. In 2017, for the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP).

C.
Safety standards

Our products comply with the IEC 62638-1 global product safety standards, and we obtain CB and UL certifications on applicable products.

In order to promote the enhancement of safety for automobile manufacturers and consumers, we became the first display panel company in June 2016 to introduce a flame-resistant certification program for our display panels, which program includes flame resistance standards for automotive materials (including ISO 3795, DIN 75200 and FMVSS 302 standards) as well as for safety standards for information technology devices, which has been certified by TUV SUD. In 2025, we expanded the number of applicable flame resistance standards for such program from 9 to 14.

Furthermore, in 2021, we established infrastructure for flammability tests required under the United States Federal Aviation Administration’s FAR 25.853 standards and impact tests under RTCA DO-313 standards, and the reliability of these test results have been certified by TUV SUD.

D.
Green management

In accordance with Article 27 of the Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, we submitted a statement of our 2024 domestic emissions and energy usage to the Korean government in March 2025 after it was certified by DNV Business Assurance Korea, a government‑designated certification agency.

The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tons of CO2 equivalent; Tetra Joules)

Category	2024	2023	2022
Greenhouse gases	3,673	3,492	3,842
Energy	53,590	55,119	60,589

Note: Our greenhouse gas emission and energy usage data for 2022, 2023 and 2024 have been confirmed upon assessment by the Ministry of Environment.

21

Since our designation as a target company for the greenhouse gas emission trading system in 2015, we have received greenhouse gas emission allowances from the government and at the same time submit our greenhouse gas emission calculations and specifications to the government every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a mid-term goal to reduce the emission level from 2018 to 2030 by 53% and a medium- to long-term goal to achieve carbon neutrality by 2050. In order to reduce greenhouse gas emissions, we plan to develop high-efficiency process gas scrubbers and low-carbon alternative gas technologies, strengthen company-wide power-saving activities and accelerate the transition to renewable energy. In addition to internal reduction efforts, in order to achieve carbon neutrality by 2050, we plan to externally offset residual emissions that are difficult to reduce technically. In addition, through our ESG governance (including ESG committee/management meetings), we will regularly monitor and report our carbon-neutral implementation progress to strengthen our execution capabilities and continually upgrade our roadmap to achieve carbon neutrality by 2050.

In order to reduce emissions of fluorinated gases (F-Gas) used in the dry etching process in our manufacturing operations, we have installed plasma equipment at our manufacturing sites since 2018, which is capable of reducing such emissions by over 90%. As a result, in 2024, we were able to reduce greenhouse gas emissions across our domestic and overseas business sites by 43% compared to their 2018 levels. In addition, in line with the renewable energy utilization program in Korea, which was initiated in 2021, our domestic business sites are shifting to renewable energy through the green premium program, while our overseas business sites in China and Vietnam are shifting to renewable energy through Renewable Energy Certificate (REC) purchases. In 2024, we converted 3,071 GWh of electricity (approximately 39% of our total electricity) to renewable energy.

We are enhancing the efficiency of our utility manufacturing equipment and improving the power usage of our production facilities through a company-wide organization dedicated to energy conservation. In addition, we are optimizing facility operations using Digital Transformation (DX)-based technologies, such as smart control systems for chillers, and are working with experts to minimize energy consumption for each equipment as part of our ongoing energy-saving initiatives.

E.
Status of sanctions

Date	Sanctioning Authority	Classification of Sanctioning Authority	Target	Description and Relevant Laws	Sanctions Imposed	Implementation Status
January 19, 2023	Goyang Branch of Uijeongbu District Court	Court	Company	- Safety incident on January 13, 2021 (fine announced on January 11, 2023, ruling confirmed on January 19, 2023)	Fine of ~~W~~20 million	- Paid fine - Strengthened safety management standards and training program
November 13, 2023	Southern Seoul Branch of Ministry of Employment and Labor	Administrative Agency	Company	- Non-payment of overtime pay - Article 36 and Provision 1 of Article 43 of the Labor Standards Act	—	- Implemented corrective orders, which were completed on November 27, 2023
December 16, 2023	Uijeongbu District Court	Court	Employee (Facility plant manager, Incumbent, 30 years of service)	- Safety incident on January 13, 2021 (fine announced on December 8, 2023, ruling confirmed on December 16, 2023)	Fine of ~~W~~5 million	- Paid fine
March 22, 2024	Supreme Court	Court	Two employees (former Team Leader and former Manager)	- Safety incident on January 13, 2021 (final appeal dismissed on March 15, 2024, ruling confirmed by the Appellate Court on March 22, 2024)	Final appeal dismissed (1 year of imprisonment subject to two years of probation for both the Team Leader and Manager)	—

22

In January 2021, an incident involving a leakage of tetramethylammonium hydroxide chemicals occurred during refurbishment of equipment at one of our plants in Paju, causing bodily harm to workers. In December 2021, we and certain of our employees were prosecuted for violating the Occupational Safety and Health Act and the Chemicals Control Act. In January 2023, the Goyang Branch of the Uijeongbu District Court ordered a fine of ~~W~~20 million. The prosecution filed an appeal with respect to several of the prosecuted employees, which was dismissed by the Seoul Appellate Court on December 8, 2023. In addition, the judgment against the remaining defendants, including one of our employees but excluding two of our employees who filed a final appeal with the Supreme Court, was confirmed on December 16, 2023. The final appeals of the two employees were dismissed on March 15, 2024, and the Appellate Court’s ruling was confirmed on March 22, 2024. In order to prevent recurrence, we are exerting continual efforts to treat safety as a top priority management objective, including by strengthening our safety management standards and employee training efforts.

On May 19, 2023, an incident resulting in the death of one of our employees occurred, and we subsequently became subject to a non-periodic inspection by the Southern Branch Office of the Seoul Regional Employment and Labor Office. As a result of the labor inspection, we and our former CEO were alleged to have violated Article 53 of the Labor Standards Act on October 6, 2023, and the Southern Branch Office of Ministry of Employment and Labor conducted an investigation, which was completed on October 22, 2024 without any prosecution. In addition, on November 13, 2023, we had received a corrective order from the Southern Branch Office of the Seoul Regional Employment and Labor Office to pay ~~W~~239,743,773 in overtime wages to the relevant employees for violations of Article 36 and Provision 1 of Article 43 of the Labor Standards Act. On November 27, 2023, we had fulfilled the corrective order, and accordingly, we do not expect to be charged with any further penalties in relation to the corrective order. In the case of a corrective order, when such order is fulfilled, the case becomes concluded at the labor office level, and the labor office does not pursue further criminal action. In order to prevent the recurrence of similar events, we have established a special committee to improve the culture of our organization and have continued to implement ongoing remedial measures including the reorganization of our employee attendance system.

12.
Financial Information
A.
Financial highlights (Based on consolidated K‑IFRS).

(Unit: In millions of Won)

Description	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Current assets	6,982,077	10,123,037	9,503,186
Quick assets	4,436,411	7,451,795	6,975,458
Inventories	2,545,666	2,671,242	2,527,728
Non-current assets	19,934,623	22,736,529	26,256,112
Investments in equity accounted investees	36,506	33,177	84,329
Property, plant and equipment, net	14,470,776	17,202,873	20,200,332
Intangible assets	1,478,035	1,558,407	1,773,955
Other non-current assets	3,949,306	3,942,072	4,197,496
Total assets	26,916,700	32,859,566	35,759,298
Current liabilities	9,596,471	15,859,084	13,885,028
Non-current liabilities	9,480,991	8,927,675	13,103,726
Total liabilities	19,077,462	24,786,759	26,988,754
Share capital	2,500,000	2,500,000	1,789,079
Share premium	2,740,811	2,773,587	2,251,113
Retained earnings	281,912	(18,512)	2,676,014
Other equity	1,081,401	995,823	515,976
Accumulated other comprehensive income held for sale	─	291,363	─
Non-controlling interest	1,235,114	1,530,546	1,538,362
Total equity	7,839,238	8,072,807	8,770,544

23

(Unit: In millions of Won, except for per share data and number of consolidated entities)

Description	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Revenue	25,810,082	26,615,347	21,330,819
Operating profit (loss)	516,977	(560,596)	(2,510,164)
Profit (loss) from continuing operations	303,807	(2,409,300)	(2,576,729)
Profit (loss) for the period	303,807	(2,409,300)	(2,576,729)
Profit (loss) attributable to:
Owners of the company	226,312	(2,562,606)	(2,733,742)
Non-controlling interest	77,495	153,306	157,013
Basic earnings (loss) per share(1)	453	(5,438)	(7,177)
Diluted earnings (loss) per share(1)	453	(5,438)	(7,177)
Number of consolidated entities(2)(3)	20	22	22

(1)
The number of outstanding common shares has increased due to our paid-in capital increase in the first quarter of 2024. The basic earnings (loss) per share and diluted earnings (loss) per share for the year ended December 31, 2023 have been adjusted in consideration of the bonus element in a rights issue to our existing shareholders during the first quarter of 2024.
(2)
The number of consolidated entities is based on the consolidated entities (including the parent company) as of the end of the reporting period.
(3)
The disposal of our equity interests in LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. was completed on April 1, 2025, and these entities were excluded from the scope of our consolidated subsidiaries as of such date
B.
Financial highlights (Based on separate K‑IFRS).

(Unit: In millions of Won)

Description	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Current assets	5,517,131	8,647,395	5,590,482
Quick assets	3,723,621	6,860,717	3,809,523
Inventories	1,793,510	1,786,678	1,780,959
Non-current assets	19,293,991	21,151,656	24,141,930
Investments	3,810,085	3,939,474	4,932,063
Property, plant and equipment, net	10,298,784	11,913,336	13,584,247
Intangible assets	1,427,602	1,485,789	1,683,029
Other non-current assets	3,757,520	3,813,057	3,942,591
Total assets	24,811,122	29,799,051	29,732,412
Current liabilities	15,506,468	20,865,495	16,422,259
Non-current liabilities	5,532,949	5,137,758	7,628,598
Total liabilities	21,039,417	26,003,253	24,050,857
Share capital	2,500,000	2,500,000	1,789,079
Share premium	2,821,006	2,821,006	2,251,113
Retained earnings	(1,549,301)	(1,525,208)	1,641,363
Other equity	—	—	—
Total equity	3,771,705	3,795,798	5,681,555

24

(Unit: In millions of Won, except for per share data)

Description	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Revenue	24,115,926	25,178,688	19,811,015
Operating profit (loss)	(624,135)	(1,800,625)	(3,884,121)
Profit (loss) from continuing operations	(98,205)	(3,034,736)	(1,718,701)
Profit (loss) for the period	(98,205)	(3,034,736)	(1,718,701)
Basic earnings (loss) per share(1)	(196)	(6,440)	(4,512)
Diluted earnings (loss) per share(1)	(196)	(6,440)	(4,512)

(1)
The number of outstanding common shares has increased due to our paid-in capital increase in the first quarter of 2024. The basic earnings (loss) per share and diluted earnings (loss) per share for the year ended December 31, 2023 have been adjusted in consideration of the bonus element in a rights issue to our existing shareholders during the first quarter of 2024.
C.
Consolidated subsidiaries (as of December 31, 2025)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
Nanumnuri Co., Ltd.	Managing welfare facilities	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing and sales	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC(1)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd.	Manufacturing and sales	China	70%

(1)
During the year ended December 31, 2025, we invested an additional ~~W~~2,831 million into LG Display Fund I LLC and recovered ~~W~~2,018 million. There was no change in our ownership interest in this subsidiary in connection with the additional investment.
D.
Status of equity investments in associates (as of December 31, 2025)

Company	Carrying Amount (in millions)		Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	31,479	40%
Arctic Sentinel, Inc.		—	10%
Cynora GmbH		—	10%
Material Science Co., Ltd.(1)	~~W~~	5,027	9%

(1)
During the reporting period, our equity interest in Material Science Co., Ltd. decreased from 14% to 9% due to the issuance of new shares by the investee.

Although our respective share interests in Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, we are able to exercise significant influence through our right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.
25

For the years ended December 31, 2025 and 2024, the aggregate amount of dividends we received from our affiliated companies was ~~W~~1,664 million and ~~W~~200 million, respectively.

13.
Audit Information
A.
Audit service

(Unit: In millions of Won, hours)

Description	2025	2024	2023
Auditor	Samil PwC	Samil PwC	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,898 (602)(2)	1,800 (650)(2)	1,640 (590)(2)
Time required(3)	18,935	23,088	22,107

(1)
Compensation amount is the contracted amount for the full fiscal year.
(2)
Compensation amount in ( ) is for Form 20‑F filing and SOX 404 audit.
(3)
Figures are based on actual performance as of the date of this report.
B.
Non‑audit service

Period	Date of contract	Description of service	Period of service	Compensation
2025	June 2025	Tax advice	June 2025 ~ December 2025	~~W~~50 million
	September 2025	Tax advice	October 2025 ~ March 2026	~~W~~40 million
2024	February 2024	Tax advice	March 2024 ~ December 2024	~~W~~50 million
	September 2024	Tax advice	September 2024 ~ March 2025	~~W~~40 million
2023	—	—	—	—

* Based on direct contracts on a separate basis.

C.
Non‑audit service by an affiliate of independent auditor

Period	Name of affiliate	Date of contract	Description of service	Period of service	Compensation
2025	Samil PwC Solution	January 2025	Tax advice	January 2025 ~ December 2025	~~W~~1.6 million
2024		—	—	—	—
2023		—	—	—	—

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14.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
A.
Risk relating to forward-looking statements

This annual report contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements reflect our current views as of the date of this report with respect to future events and are not a guarantee of future performance or results. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors beyond our control. We have no obligation to update or correct the forward-looking statements contained in these materials subsequent to the date hereof. All forward-looking statements attributable to us in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

B.
Overview

In response to continued volatility in the external environment and uncertainty in downstream markets, we have been continuing our efforts to enhance our OLED-centric business structure. By continually increasing the proportion of OLED products across our business segments and gradually reducing production of low-margin LCD products, our OLED business accounted for 61% of our total revenue in 2025, compared to 32% in 2020. As a result, in 2025, we recorded revenue of ~~W~~25,810 billion and operating profit of ~~W~~517 billion. Although overall business conditions remain volatile and uncertain, we were able to continually improve our performance by further increasing the proportion of revenue derived from our OLED business and rigorously pursuing improvements in our business fundamentals. Following a reduction in operating losses of approximately ~~W~~2 trillion in 2024 compared to 2023, our operating performance improved by approximately ~~W~~1 trillion in 2025 compared to 2024. Although depreciation expenses declined due to the completion of the depreciation period for certain large-sized and small- and medium-sized OLED panel production facilities, improvements in operating profit more than offset such decrease, resulting in an increase in our EBITDA (which represents the sum of operating profit (loss), depreciation expenses and amortization expenses) from ~~W~~4.6 trillion in 2024 to ~~W~~4.9 trillion in 2025.

Despite continued volatility in the macroeconomic environment, shifts in global trade dynamics and supply chain uncertainties that have adversely affected demand in downstream markets, we have been enhancing the execution of our key strategic initiatives in order to improve the stability of our operating performance. As part of these efforts, we have continued to increase the proportion of revenue derived from our OLED business. We also discontinued our LCD television panel business, which had been subject to intensified competition and increased volatility due to changes in the external environment, and have been continually reducing the production of LCD products where competitive differentiation has weakened or profitability has been limited. In addition, we have implemented rigorous cost reform initiatives to improve profitability and strengthen the stability of our operating performance.

With respect to our large-sized OLED business, the production volume of our OLED display panels for televisions has continued to increase based on the differentiated competitiveness of our OLED technology. Together with continued cost reform initiatives, we are continuing to secure more stable operating performance in this business.

In the medium-sized display business, we have been improving profitability and strengthening business stability through our differentiated product portfolio centered on Tandem OLED technology, which offers advantages in low power consumption, long lifespan and high resolution, as well as high-end and business-to-business products, and strategic partnerships with global customers.

In the small-sized display business, the production volume of our display panels has continued to increase based on our differentiated technological leadership and strengthened partnerships with customers, contributing to improved business performance and stability. At the same time, we have been systematically executing research and development initiatives and investments in new technologies to prepare for future business opportunities.

In the automotive display business, we plan to maintain our competitive position and deliver differentiated customer value through a diversified product and technology portfolio.

Based on the strategies and efforts mentioned above, our overall operating performance has improved. As a result, our operating margin improved from (12)% in 2023 to (2)% in 2024 and to 2% in 2025.

Through our business structure enhancement strategy, we have been continuing to strive to enhance the stability of our operating performance while also strengthening our financial structure. We are continuing to improve our financial structure and cash flow by pursuing intensive cost reform initiatives across our production and operations, optimizing our capital expenditures through selective and focused investment and disposing of non-strategic assets, such as the LCD television panel business. In particular, with respect to facility investments, in response to macroeconomic uncertainties, we have been taking a cautious approach to new expansion investments, prioritizing the full utilization of our existing infrastructure. Accordingly, we reduced our capital expenditures under this strategy, from the mid ~~W~~3 trillion range in 2023 to the low ~~W~~2 trillion range in 2024, and further to the mid ~~W~~1 trillion range in 2025.

27

C.
Financial condition and results of operations
(1)
Changes in Political, Economic, Social, Competitive and Regulatory Environment

Our industry is subject to cyclical fluctuations, including recurring periods of capacity increases, that may adversely affect our results of operations.

Display panel manufacturers are vulnerable to cyclical market conditions. Intense competition and expectations of growth in demand across the industry may cause display panel manufacturers to make additional investments in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, as evidenced by past experiences, customers can exert strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in the panel manufacturers’ gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

We address overcapacity issues by, in the short-term, adjusting the utilization rates of our existing fabrication facilities based on our assessment of industry inventory levels and demand for our products and, in the mid- to long-term, by fine-tuning our investment strategies relating to product development and capacity growth in light of our assessment of future market conditions.

In recent years, the display panel industry has experienced overcapacity relative to the general demand for display panels driven by uncertainties in the global economic environment. Our average revenue per square meter of net display area decreased by 2.5% from ~~W~~1,103,379 in 2023 to ~~W~~1,075,879 in 2024. This decrease was primarily attributable to the lack of a meaningful recovery in overall demand and weak demand for IT products, which more than offset the increase in production volume resulting from the expansion in production capacity of our mobile products and the depreciation of the Korean Won against the U.S. dollar. However, our average revenue per square meter of net display area increased by 38.9% to ~~W~~1,494,718 in 2025. This increase reflects our continued efforts to expand the sales volume and proportion of OLED panels with higher average selling prices per square meter of net display area, particularly small-sized panels for mobile and other products, in our product mix. Although the depreciation of the Korean Won against the U.S. dollar during 2025 also contributed to such increase, the effect was partially offset by continued weak demand for our panels for television and IT products.

While we believe that overcapacity and other cyclical issues in the industry are best addressed by increasing the proportion of high margin, differentiated products based on newer technologies that are tailored to our customers’ evolving requests, we cannot provide any assurance that an increase in demand, which helped to mitigate the impact of industry-wide overcapacity in the past, will occur or continue in the future. We seek to respond to overcapacity issues in the industry through close monitoring. However, construction of new fabrication facilities and other capacity expansion projects in the display panel industry are undertaken over an extended period of time. Therefore, even if overcapacity issues persist in the industry, there may be continued capacity expansion in the near future due to pre-determined capacity projects in the industry that were undertaken in past years. Any significant industry-wide capacity increases that are not accompanied by a sufficient increase in demand could further drive down the average selling price of our panels, which would negatively affect our results of operations.

Any decline in prices may be compounded by a seasonal weakening in demand growth for end products such as personal television, IT, mobile and other devices. Furthermore, once the differentiated products that had a positive impact on our performance mature in their technology cycle, if we are not able to develop and commercialize newer products to offset the price erosion of such maturing products in a timely manner, our ability to counter the impact of cyclical market conditions on our gross margins may be further limited. Future downturns resulting from any large increases in capacity or other factors affecting the industry may have a material adverse effect on our business, financial condition and results of operations.

When there is deterioration in market conditions, we may record impairment losses of our tangible and intangible assets. For example, in 2022, due to increased volatility in the display industry market as a result of deteriorating and uncertain global economic conditions, we recorded impairment losses for tangible and intangible assets related to our large-size OLED panel business. We cannot provide any assurance that we will not have to record additional impairment losses of tangible or intangible assets in light of any future economic downturns that may materially and negatively impact our financial condition and results of operations.

A global economic downturn may result in reduced demand for our products and adversely affect our profitability.

In recent years, an economic downturn caused by difficulties affecting the global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, and fluctuations in oil and commodity prices, including most recently as a result of military conflicts between Iran and other countries, including the United States and Israel, have collectively increased the uncertainty of economic prospects in general and have adversely affected the global and Korean economies. The recent global economic downturn has adversely affected demand for consumer products featuring display panels manufactured by our customers in Korea and overseas, including televisions, IT products (comprising notebook computers, desktop monitors and tablets), mobile products, automobiles and other devices utilizing display panels, which in turn may lead them to reduce or plan reductions of their production. Any decline in demand for display panel products may adversely affect our business, results of operations and/or financial condition.

28

Earthquakes, tsunamis, floods, infectious diseases and other natural calamities could materially and adversely affect our business, results of operations or financial condition.

As our main production facilities are concentrated in Korea, China and Vietnam and we are heavily dependent on certain countries including Korea, Japan and the United States for our major equipment, components and raw materials, any natural calamity that escalate in such regions may have an impact on our production. Our supply chain is generally concentrated in Northeast Asia, and there may be delays in the supply of raw materials, components and manufacturing equipment as well as disruptions in our production levels if unforeseen natural calamities occur in the future.

The average selling prices of display panels have declined in general with time irrespective of industry-wide cyclical fluctuation and if the average selling prices of our panels decrease faster than the speed at which we are able to reduce our manufacturing costs, it could adversely affect our profit.

The average selling prices of display panels have generally declined and are expected to continue to decline over time due to various factors including technological advancements and cost reductions. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies when they are first introduced in the market, such prices may decline over time, and in some cases very rapidly, as a result of market competition or otherwise, and we may face difficulty in setting prices at levels that allow for sufficient margins. For example, our gross profit margin decreased to 1.6% in 2023 due in part to weakened market demand and intensified competition, but recovered to 9.7% in 2024 and further to 13.1% in 2025. This improvement reflects our continued efforts in recent years to increase the proportion of differentiated products based on new technologies, such as OLED. If we are unable to effectively anticipate and counter the price erosion that accompanies our products, or if the average selling prices of our panels decrease faster than the speed at which we are able to reduce our manufacturing costs, our gross margin would decrease and our results of operations and financial condition may be materially and adversely affected.

We operate in a highly competitive environment and we may not be able to sustain our current market position.

The display panel industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional capacity from panel manufacturers in Korea, Taiwan, China and Japan.

The market share of Chinese display panel manufacturers has rapidly increased over the recent years, as a result of large investments in production facilities and mass production of lower-priced panels through various support provided by the Chinese government. In addition, competitors in China and other regions have continued to invest in OLED manufacturing facilities and technologies. As a result, competition in the industry may further intensify due to such additional investment decisions made by our competitors.

Some of our competitors may currently, or at some point in the future, have stronger financial positions and/or greater sales and marketing, manufacturing, research and development or technological resources than we do. In addition, our competitors may be able to manufacture panels on a larger scale or with greater cost efficiencies than we do and we anticipate increases in production capacity in the future by other display panel manufacturers using similar display panel technologies as us. Any price erosion resulting from strong global competition or additional industry capacity may materially affect our financial condition and results of operations.

In addition, consolidation within the industry in which we operate may result in increased competition as the entities emerging from such consolidation may have greater financial, manufacturing, research and development and other resources than we do, especially if such mergers or consolidations result in vertical integration and operational efficiencies.

Our ability to compete successfully also depends on factors both within and outside our control, including product pricing, performance and reliability, our relationship with customers, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to maintain a competitive advantage with respect to all these factors and, as a result, we may be unable to sustain our current market position.

Our ability to compete successfully depends on many factors, including the price of our products, execution capability, reliability, customer relationship, effective and timely investment and product development, successful marketing of our customers’ products that feature our panels, cost of raw materials and component parts, and general industry and economic conditions. We may be able to control some of these factors, but there are factors that are outside of our control. We cannot provide assurance that we will gain a competitive advantage in this environment, and we may not maintain our current status in the market.

29

One should not rely on period-to-period comparisons to predict our future performance as our results of operations may fluctuate significantly from period to period.

Our industry is affected by market conditions that are often outside the control of manufacturers. Our results of operations may fluctuate significantly from period to period due to a number of factors, including seasonal variations in consumer demand, capacity ramp-up by competitors, industry-wide technological changes, the loss of a key customer and the postponement, rescheduling or cancellation of large orders by a key customer, any of which may or may not reflect a continued trend from one period to the next. As a result of these factors and other risks discussed in this section, you should not rely on period-to-period comparisons to predict our future performance.

Our financial condition may be adversely affected if we cannot introduce new products to adapt to rapidly evolving customer needs on a timely basis.

Our success will depend greatly on our ability to respond quickly to rapidly evolving customer requirements and to develop and efficiently manufacture new and differentiated products in anticipation of future demand. A failure or delay on our part to develop and efficiently manufacture products of such quality and technical specifications that meet our customers’ evolving needs may adversely affect our business.

Close cooperation with our customers to gain insights into their product needs and to understand general trends in the end-product market is a key component of our strategy to produce successful products. In addition, when developing new products, we often work closely with equipment suppliers to design equipment that will make our production processes for such new products more efficient. If we are unable to work together with our customers and equipment suppliers, or to sufficiently understand their respective needs and capabilities or general market trends, we may not be able to introduce or efficiently manufacture new products in a timely manner, which may have a material adverse effect on our financial situation.

In addition, product differentiation, especially the ability to develop and market differentiated products that command higher prices in a timely manner, has become a key competitive strategy in the display panel market. This is because the growth in demand is led by a timely introduction of end products with specifications tailored to the customers’ needs and employing newer technologies at appropriate price levels. Accordingly, we have focused our efforts on developing and marketing differentiated specialty products, such as META technology-applied transparent OLED display panels and gaming-specialized display panels. We also strive to deliver differentiated values to meet our consumers’ demand for various display panels including (i) panels utilizing ultra-high definition, or Ultra HD, technology with low-power consumption oxide TFT backplanes, (ii) Advanced High-Performance In-Plane Switching, or AH-IPS, panels for tablet computers, notebook computers, desktop monitors, and (iii) plastic OLED display panels for smartphones, automotive products and wearable devices.

We have developed sales and marketing strategies to respond to an increase in demand for differentiated new products in consumer electronics and other markets. However, we cannot provide assurance that the differentiated products we develop and market will be responsive to our end customers’ needs nor that our products will promote market growth in consumer electronics or other markets.

Problems with product quality, including defects, in our products could result in a decrease in customers and sales, unexpected expenses and loss of market share.

Our products are manufactured using advanced, and often new, technology and must meet stringent quality requirements. Products manufactured using advanced and new technology, such as our OLED technology, may contain undetected errors or defects, especially when first introduced. For example, our latest display panels may contain defects that are not detected until after they are shipped or installed because we cannot test for all possible scenarios. Such defects could cause us to incur significant re-designing costs, divert the attention of our technology personnel from product development efforts and significantly affect our customer relations and business reputation. In addition, future product failures could cause us to incur substantial expense to repair or replace defective products.

We recognize a provision for warranty obligations based on the estimated costs that we expect to incur under our basic limited warranty for our products, which covers defective products and is normally valid for a certain period from the date of purchase. The warranty provision is largely based on historical and anticipated rates of warranty claims, and therefore we cannot provide assurance that the provision would be sufficient to cover any surge in future warranty expenses that significantly exceed historical and anticipated rates of warranty claims. In addition, if we deliver products with errors or defects, or if there is a perception that our products contain errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Widespread product failures may damage our market reputation and reduce our market share and cause our sales to decline.

30

If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected.

Developments that could have an adverse impact on Korea’s economy include:

•
declines in consumer confidence and a slowdown in consumer spending, including as a result of severe health epidemics and higher levels of market interest rates;
•
rising inflationary pressures leading to increases in the costs of goods and services and a decrease in purchasing power;
•
political uncertainty or increasing strife among or within political parties in Korea;
•
adverse economic conditions or negative developments in the countries that are major export markets for Korea or in emerging market economies, including as a result of the deterioration of economic and trade relations among such countries (including increases in tariffs) and increased uncertainties in the global financial markets and industries;
•
hostilities, political or social tensions involving Russia (including the potential escalation of hostilities between Russia and Ukraine and the ensuing actions that may be taken by the United States and other countries) and any resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;
•
adverse changes or volatility in foreign currency reserve levels, interest rates, inflation rates, general price levels (including oil prices), exchange rates (including fluctuations of the U.S. dollar, Euro or Japanese Yen exchange rates, appreciation of the Chinese Yuan) or stock markets;
•
the occurrence of severe health epidemics in Korea or other parts of the world;
•
deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;
•
the economic impact of any pending or future free trade agreements, the failure to enter into such agreements, or any changes to existing free trade agreements;
•
hostilities or political or social tensions involving major oil producing countries (including as a result of military conflicts between Iran and other countries, including the United States and Israel) and any material disruption in the global supply of oil or sudden increase in the price of oil;
•
increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;
•
deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea;
•
investigations of large Korean business groups and their senior management for possible misconduct;
•
shortages of imported raw materials, natural resources, rare earth minerals or component parts, including semiconductors, due to disruptions to the global supply chain;
•
a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small‑ and medium‑sized enterprise borrowers in Korea;
•
social and labor unrest;
•
substantial changes in the market prices of Korean real estate;
•
a substantial decrease in tax revenues and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, which would likely lead to a national budget deficit as well as an increase in the Korean government’s debt;
•
financial problems or lack of progress in the restructuring of Korean business groups, other large, troubled companies, their suppliers or the financial sector;
•
loss of investor confidence arising from corporate accounting irregularities or corporate governance issues concerning certain Korean companies;

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•
increases in social expenditures to support population growth in Korea or decreases in economic productivity due to the declining population size in Korea;
•
a continued decrease in the population and birthrates in Korea;
•
geo-political uncertainty and the risk of further attacks by terrorist groups around the world;
•
natural or man‑made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;
•
increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners; and
•
an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.
(2)
Results of operations

Despite continued uncertainty in the external environment and volatility in global market conditions, we expanded the production volume of our large-sized and small- and medium-sized OLED panels, and as a result, revenue from our OLED business increased in 2025 compared to 2024. In addition, we significantly improved profitability through intensive cost reform initiatives and operational efficiency improvements. However, notwithstanding the increase in revenue from our OLED business, our total revenue for 2025 decreased by 3% compared to 2024 to ~~W~~25.8 trillion, primarily due to the discontinuation of our LCD television panel business. Operating profit improved by approximately ~~W~~1 trillion compared to 2024 to ~~W~~517.0 billion. Net income for the year amounted to ~~W~~303.8 billion, representing an improvement of approximately ~~W~~2.7 trillion compared to 2024, reflecting improved operating performance as well as a gain on disposal of ~~W~~759.4 billion resulting from the sale of our Guangzhou LCD television panel manufacturing facility in China. Following the discontinuation of our LCD television panel business, we expect reduced volatility in our operating performance arising from changes in the external environment compared to prior periods, as our business operations are increasingly centered on OLED products, which we believe will enhance the stability of our operating performance. Moreover, in 2025, as part of our workforce restructuring and cost structure improvement initiatives, we implemented a voluntary retirement program for our manufacturing and non-manufacturing personnel. The related costs amounted to approximately the upper ~~W~~100 billion range and were recognized as one-time expenses in our operating results for 2025. Although these costs adversely affected our 2025 performance, we expect that the resulting workforce optimization and cost structure improvements will contribute positively to our future operating performance over the medium- to long-term.

By products:

•
Television. Revenue from our television panel business decreased by 20% in 2025 compared to 2024, primarily due to the discontinuation of our LCD television panel business. However, the production volume of our OLED panels increased by approximately 10% in 2025 compared to 2024 as we continued to execute our strategy of focusing on OLED products. As recognition of the differentiated strengths of our WOLED panels in the high-end television market continues to increase, we plan to further expand our panel lineup for televisions and OLED gaming monitors through close collaboration with strategic customers, with a focus on strengthening our leadership in the premium product market.
•
IT. Revenue from our IT products in 2025 remained at a similar level to 2024. However, our profitability improved compared to 2024 as we continued to reduce production of low-margin LCD panels and implemented intensive cost reform initiatives and operational optimization measures, while strengthening partnerships with key downstream customers. We plan to continue our efforts to improve profitability by focusing on cost reduction initiatives and increasing the proportion of high-end LCD display products and products utilizing tandem OLED technology.
•
Mobile and other products. The production volume of our display panels for mobile and other products increased as we further strengthened our production capabilities, technological expertise and strategic positioning in the market. As a result, revenue from our mobile and other products business increased by 5% in 2025 compared to 2024. We plan to continue to enhance our competitiveness and strengthen our position in the high-end market by leveraging our technological leadership and reinforced strategic partnerships with key customers.
•
Auto products. Revenue from our auto products decreased by approximately 6% in 2025 compared to 2024, primarily due to the reduction of electric vehicle subsidies in certain major markets and intensified competition in the LCD panel segment. We intend to maintain our competitive position and create differentiated customer value by leveraging our differentiated three-track product portfolio consisting of plastic OLED, advanced thin OLED and LTPS LCD panels, as well as our strong relationships with global customers.

32

(Unit: In millions of Won)

			Changes
Revenue	2025	2024	Amount	Percentage
TV	4,791,384	5,972,637	(1,181,253)	(20)%
IT	9,509,439	9,419,615	89,824	1%
Mobile and other products*	9,372,982	8,942,349	430,633	5%
Auto products	2,136,277	2,280,746	(144,469)	(6)%
Total*	25,810,082	26,615,347	(805,265)	(3)%

(*) Includes royalty and other revenue.

(a)
Revenue and cost of sales

As part of our continued efforts to enhance our OLED-centric business structure, we fully discontinued production of our LCD television panels in the first half of 2025. As a result, our revenue for 2025 decreased by approximately 3% compared to 2024, while our profitability improved compared to the previous year. In addition, due in part to our intensive cost reform initiatives, our cost of sales as a percentage of revenue decreased by 3.4 percentage points from 90.3% in 2024 to 86.9% in 2025.

(Unit: In millions of Won, except percentages)

			Changes
Description	2025	2024	Amount	Percentage
Revenue	25,810,082	26,615,347	(805,265)	(3.0)%
Cost of sales	22,433,623	24,039,928	(1,606,305)	(6.7)%
Gross profit	3,376,459	2,575,419	801,040	31.1%
Cost of sales as a percentage of sales	86.9%	90.3%	(3.4)% points

(b)
Sales by category

As the production and shipment volume of OLED panels increased across all product categories and production of LCD television panels was discontinued, the proportion of revenue attributable to each of our product segments experienced certain changes compared to the previous year. The proportion of revenue attributable to our television panel business decreased by 3.8 percentage points in 2025 compared to 2024, primarily due to the discontinuation of our production of LCD television panels. The proportion of revenue attributable to our IT products business increased by 1.4 percentage points in 2025 compared to 2024, reflecting partial recovery in downstream demand and our strategic focus on high-end and business-to-business products. The proportion of revenue attributable to our mobile and other products business increased by 2.7 percentage points in 2025 compared to 2024, primarily due to stable production levels and increased panel shipments. The proportion of revenue attributable to our auto products business remained relatively unchanged compared to 2024, mainly due to the relative changes in other product categories.

Categories	2025	2024	Difference
Panels for televisions	18.6%	22.4%	(3.8)% points
Panels for IT products	36.8%	35.4%	1.4% points
Panels for mobile applications and others*	36.3%	33.6%	2.7% points
Panels for auto products	8.3%	8.6%	(0.3)% points

(*) Includes royalty and other revenue.

33

(c)
Production capacity

Our annual production capacity decreased compared to the previous year primarily due to the completion of the disposal of our equity interest in LG Display (China) Co., Ltd. on April 1, 2025, as such production capacity is no longer included in our consolidated production capacity.

(Unit: 1,000 glass sheets)

Business	Item	Facility Location	2025*	2024*	2023*
Display	Display panels and etc.	Gumi, Paju, Guangzhou	4,208	6,063	4,996

(*) Calculated based on the effective capacity method (based on glass input substrate size for eighth-generation glass sheets) multiplied by daily operating hours, the number of operating days and the efficiency rate.

(3)
Financial condition

Note: The financial information below is based on our financial statements which remain subject to approval at our upcoming annual general meeting of shareholders scheduled on March 19, 2026. If our financial statements are not approved at such annual general meeting of shareholders or otherwise become amended, we will disclose such matter and the reasons therefor in an amended report.

(Unit: In millions of Won)

			Changes
Description	2025	2024	Amount	Percentage
Current assets	6,982,077	10,123,037	(3,140,960)	(31.0)%
Non-current assets	19,934,623	22,736,529	(2,801,906)	(12.3)%
Total assets	26,916,700	32,859,566	(5,942,866)	(18.1)%
Current liabilities	9,596,471	15,859,084	(6,262,613)	(39.5)%
Non-current liabilities	9,480,991	8,927,675	553,316	6.2%
Total liabilities	19,077,462	24,786,759	(5,709,297)	(23.0)%
Share capital	2,500,000	2,500,000	—	—
Share premium	2,740,811	2,773,587	(32,776)	(1.2)%
Retained earnings	281,912	(18,512)	300,424	—
Reserves	1,081,401	995,823	85,578	8.6%
Accumulated other comprehensive income held for sale	—	291,363	(291,363)	—
Non-controlling interest	1,235,114	1,530,546	(295,432)	(19.3)%
Total equity	7,839,238	8,072,807	(233,569)	(2.9)%
Total liabilities and equity	26,916,700	32,859,566	(5,942,866)	(18.1)%
Liabilities-to-equity ratio	243.4%	307.0%	(63.6) percentage points	—

Our total assets amounted to ~~W~~26,917 billion as of December 31, 2025, representing a decrease of 18.1% (or ~~W~~5,943 billion) from our total assets as of December 31, 2024. The decrease was primarily attributable to a reduction in property, plant and equipment of ~~W~~2,732 billion, as our capital expenditures to expand our differentiated OLED-centric production capacity were lower than the level of depreciation during the year, as well as a decrease in trade receivables of ~~W~~1,265 billion, mainly reflecting lower revenue. In addition, assets held for sale decreased by ~~W~~983 billion following the sale of the assets of our large-sized LCD television panel manufacturing subsidiaries in China on April 1, 2025, which had been reclassified as accumulated other comprehensive income held for sale as part of our ongoing efforts to transition to an OLED-centric business structure.

Our total liabilities amounted to ~~W~~19,078 billion as of December 31, 2025, representing a decrease of ~~W~~5,709 billion from the end of the previous year, and our liabilities-to-equity ratio improved to 243.4% as of December 31, 2025, representing a decrease of 63.6 percentage points from the end of the previous year. The decrease in total liabilities was primarily attributable to a decrease in financial liabilities of ~~W~~1,886 billion due to the repayment of borrowings as part of our efforts to improve our financial structure. In addition, liabilities previously classified as held for sale decreased by ~~W~~1,657 billion following the sale of the liabilities of our large-sized LCD panel manufacturing subsidiaries in China on April 1, 2025, which had been reclassified as accumulated other comprehensive income held for sale.

34

Our total equity amounted to ~~W~~7,839 billion as of December 31, 2025, representing a decrease of ~~W~~237 billion from the end of the previous year. The decrease in total equity was primarily attributable to a decrease in non-controlling interests following the sale of our large-sized LCD panel manufacturing subsidiaries.

In light of the increasing uncertainties in the external business environment and intensifying competition among display panel manufacturers, we have continued to enhance our business structure to strengthen profitability and have continually engaged in activities to restore our financial soundness. We are dedicated to improving our key financial indicators such as our liabilities-to-equity ratio by stabilizing our financial structure.

(4)
Dependence on Key Customers

We sell our products to a select group of key customers, including our largest shareholder, and any significant decrease in their order levels will negatively affect our financial condition and results of operations.

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including LG Electronics Inc., our largest shareholder, together accounted for approximately 87% of our sales in 2023, 89% in 2024 and 92% in 2025.

We benefit from the strong collaborative relationships we maintain with our end-brand customers by participating in the development of their products and gaining insights about levels of future demand for our products and other industry trends. Customers trust our ability to supply differentiated and quality products even during downturns in the industry, and we benefit from the brand recognition of our customers’ end products. The weakening of our ties with these end-brand customers, as a result of their entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales and the loss of the aforementioned benefits. We cannot provide assurance that a select group of key end-brand customers, including our largest shareholder, will continue to place orders with us in the future at the same levels as in prior periods, or at all.

We expect that we will continue to be dependent upon LG Electronics and its affiliates for a significant portion of our revenue for the foreseeable future. Our results of operations and financial condition could therefore be affected by the overall performance of LG Electronics and its affiliates. Further details of our transactions with LG Electronics and its affiliates are described in Note 29 of the notes to our consolidated annual financial statements of the notes to our consolidated financial statements included elsewhere in this report.

Our revenue depends on continuing demand for IT products (comprising notebook computers, desktop monitors and tablet computers), televisions, mobile products, automobiles and other devices with panels of the type we produce. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers who use our products in IT products (comprising notebook computers, desktop monitors and tablet computers), televisions, automobiles, mobile devices and other products with display devices. In particular, a substantial percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our panels in their IT products, which accounted for 36.8%, 35.4% and 36.8% of our total revenue in 2023, 2024 and 2025, respectively. A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their mobile and other products, which accounted for 33.5%, 33.6% and 36.3% of our total revenue in 2023, 2024 and 2025, respectively, those who use our panels in their televisions, which accounted for 20.3%, 22.4% and 18.6% of our total revenue in 2023, 2024 and 2025, respectively, and those who use our panels in their auto products, which accounted for 9.4%, 8.6% and 8.3% of our total revenue in 2023, 2024 and 2025, respectively. Due to the structure of our sales, we will continue to be affected by demand from the IT products industry (comprising the personal computer and tablet computer industries), mobile device industry, television industry and automobile industry. Any downturn in any of such industries in which our customers operate may result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

(5)
Changes in Manufacturing Costs and Difficulties in Securing Supply of Raw Material

If we cannot maintain high capacity utilization rates, our profitability will be adversely affected.

The production of display panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment. We aim to realize a higher gross margin and strive to maintain high capacity utilization rates so that we can allocate fixed costs over a greater number of panels produced. However, due to fluctuating demand for our products or overcapacity in the display industry, we may need to adjust utilization rates to a level that is lower than optimal and reduce production. As such, we cannot provide assurance that we will be able to maintain high capacity utilization rates in the future due to possibilities of fluctuation in market and industry conditions.

35

Limited availability of raw materials, components and manufacturing equipment could materially and adversely affect our business, results of operations or financial condition.

Our production operations are partly dependent on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our raw material and component costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components, such as glass substrates, driver integrated circuits, polarizers and color filters used in both our LCD and OLED products, backlight units and liquid crystal materials used in our LCD products and emission materials used in our OLED products, from two or more suppliers for each key component. However, we may establish a working relationship with a single supplier if we believe it is advantageous to do so due to performance, quality, support, delivery, capacity, price or other considerations.

We may experience shortages in the supply of these key components, as well as other components or raw materials, as a result of, among other things, anticipated capacity expansion in the display industry, our dependence on a limited number of suppliers or other factors that are outside of our control such as military conflicts including the Russia-Ukraine war and conflicts between Iran and other countries, including the United States and Israel, natural calamities, health epidemics such as the COVID-19 pandemic, social unrest, work stoppages, strikes and trade sanctions. Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high-quality raw materials or components in a timely manner or make alternative arrangements for such supplies in a timely manner.

We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors. The unavailability of equipment, delays in the delivery of equipment, or the delivery of equipment that does not meet our specifications, could delay implementation of our expansion plans and impair our ability to meet customer orders. This could result in a loss of revenue and cause financial stress on our operations.

(6)
Intangible Assets, Including Intellectual Property, and Research and Development Activities

Our business relies on our patent rights which may be narrowed in scope or found to be invalid or otherwise unenforceable.

Our success will be affected, to a significant extent, by our ability to obtain and enforce our patent rights both in Korea and worldwide. The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in Korea or abroad. Consequently, we cannot provide assurance that any of our pending or future patent applications will result in the issuance of patents. Patents issued to us may be subjected to further proceedings limiting their scope and may not provide significant proprietary protection or competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. In addition, because patent applications in certain countries generally are not published until more than 18 months after they are first filed, and because publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were, or any of our licensors was, the first creator of inventions covered by pending patent applications, that we or any of our licensors will be entitled to any rights in purported inventions claimed in pending or future patent applications, or that we were, or any of our licensors was, the first to file patent applications on such inventions.

Furthermore, pending patent applications or patents already issued to us or our licensors may become subject to dispute, and any dispute could be resolved against us. For example, we may become involved in re-examination, reissue or interference proceedings and the result of these proceedings could be the invalidation or substantial narrowing of our patent claims. We also could be subject to court proceedings that could find our patents invalid or unenforceable or could substantially narrow the scope of our patent claims. In addition, depending on the jurisdiction, statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions.

Failure to protect our intellectual property rights could impair our competitiveness and harm our business and future prospects.

We believe that developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to obtain international protection of our intellectual property by obtaining patents and undertaking monitoring activities in our major markets. However, we cannot assure you that the measures we are taking will effectively deter competitors from improper use of our proprietary technologies. Our competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by our competitors. Any failure to protect our intellectual property could impair our competitiveness and harm our business and future prospects.

36

We also partially rely on technology provided by third parties and our business will suffer if we are unable to renew our licensing arrangements with them.

From time to time, we have obtained licenses for patent, copyright, trademark and other intellectual property rights to process and device technologies used in the production of our display panels. We have entered into key licensing arrangements with third parties, for which we have made, and continue to make, periodic license fee payments. In addition, we also have cross-license agreements with certain other third parties. These agreements terminate upon the expiration of the respective terms of the patents.

If we are unable to renew our technology licensing arrangements on acceptable terms, we may lose the legal protection to use certain of the processes we employ to manufacture our products and be prohibited from using those processes, which may prevent us from manufacturing and selling certain of our products, including our key products. In addition, we could be at a disadvantage if our competitors obtain licenses for protected technologies on more favorable terms than we do.

In the future, we may also need to obtain additional patent licenses for new or existing technologies. We cannot provide assurance that these license agreements can be obtained or renewed on acceptable terms or at all, and if not, our business and operating results could be adversely affected.

We rely upon trade secrets and other unpatented proprietary know-how to maintain our competitive position in the display panel industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary know-how could negatively affect our business.

We also rely upon trade secrets, unpatented proprietary know-how and information, as well as continuing technological innovation in our business. The information we rely upon includes price forecasts, core technology and key customer information. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property.

We cannot provide assurance that these types of agreements are sufficient to prevent the misuse of our intellectual property rights and cannot guarantee that they will be fully enforceable, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any such breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. Also, our competitors may come to know about or determine our trade secrets and other proprietary information through a variety of methods. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements, and there can be no assurance that any such disputes would be resolved in our favor. Furthermore, others may acquire or independently develop similar technology, or if patents are not issued with respect to technologies arising from our research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the display panel industry.

We have designated R&D organizations for our research and development activities.

Our research organizations consist of the infrastructure technology research center, next-generation technology research center and their designated departments, all of which are overseen by our chief technology officer. Our research organizations conduct research on differentiated and next-generation technologies and basic infrastructure technology as well as enhances our competitiveness by conducting research that is geared toward future product development. Our development organization comprises of groups and departments dedicated to the development of a wide range of television, IT, mobile and auto products, including product-specific circuits, instrument/optics and panel design.

Our research and development related expenditures amounted to ~~W~~2,211 billion in 2025, which represented a decrease of ~~W~~26 billion from 2024, and we are continually making investments that seek to strengthen our capabilities for our future businesses.

The book value of our intangible assets decreased by ~~W~~80 billion compared to the end of the previous year to ~~W~~1,478 billion as of December 31, 2025.

(7)
Sensitivity to Exchange Rates and Inflation

There has been considerable volatility in foreign exchange rates for major currencies in recent years. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies.

37

Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Our expenditures on capital equipment are primarily denominated in Korean Won, U.S. dollars, Vietnamese Dong and Chinese Yuan. Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won, between the Vietnamese Dong and the Korean Won, between the Japanese Yen and the Korean Won as well as between the Chinese Yuan and the Korean Won, affect our pre-tax income, and in recent years, the value of the Won relative to the U.S. dollar, Vietnamese Dong, Chinese Yuan and Japanese Yen has fluctuated widely. Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms and our cost in Korean Won of servicing our U.S. dollar denominated debt. A depreciation of the Korean Won against the Vietnamese Dong, Chinese Yuan or Japanese Yen increases the Korean Won cost of our Vietnamese Dong, Chinese Yuan- or Japanese Yen-denominated purchases of equipment, raw materials or components, as applicable, but has relatively little impact on our sales as most of our sales are denominated in U.S. dollars. In addition, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Vietnamese Dong, Chinese Yuan or Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, or that the impact of such fluctuations will not adversely affect the results of our operations.

(8)
Mergers, Business Transfers, Spin-offs, Asset Transfers and Comprehensive Stock Swap

In September 26, 2024, we entered into an agreement with TCL CSOT to dispose of our 80% equity interest in LG Display (China) Co., Ltd. and 100% equity interest in LG Display Guangzhou Co., Ltd., which sale was completed on April 1, 2025.

(9)
Impairment Loss

The carrying amounts of our non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. However, for goodwill acquired through business combinations, intangible assets with indefinite useful lives and intangible assets not yet in use, we conduct impairment tests on an annual basis, comparing the recoverable amount to the carrying amount, regardless of whether there are any indications of impairment.

As of the end of the reporting period, our cash generating units (CGUs) consist of the “Display CGU,” “Display (Large OLED) CGU” and “Display (AD PO) CGU”. We have conducted an impairment test for the Display CGU, to which all of our goodwill has been allocated.

(10)
Changes in Organization and Business Reorganization

In order to secure the fundamental competitiveness of our businesses and to seek sustainable growth, we are accelerating the transition of our business focus to the OLED business, while simultaneously pursuing activities to restructure our LCD business. In particular, we are in the process of forming an optimal business structure tailored to our future business through efficient human resources management and activities geared to achieve innovative enhancement of our personnel structure in order to improve our cost structure. From the overall organizational level, we established an organizational structure geared towards providing value innovations to customers, and we are in the process of changing the organizational structure and reorganizing our business units in order to achieve differentiated competitive strengths and enhanced profitability of our OLED business.

D.
Liquidity and capital resources
(1)
Liquidity

Our main source for the procurement of funds include operations and financing activities. As of December 31, 2024 and 2025, our cash and cash equivalents amounted to ~~W~~2,022 billion and ~~W~~1,572 billion, respectively. Short-term deposits in banks amounted to ~~W~~0.6 billion as of December 31, 2025, remaining unchanged from the end of the previous year.

Historically, our primary use of cash has been to fund capital expenditures related to the expansion and improvement of our production capacity with respect to existing and newly developed products, including the construction and ramping-up of new, or in certain cases, expansion or conversion of existing, fabrication facilities and production lines and the acquisition of new equipment. We also use cash flows from operations for our working capital requirements and servicing our debt payments. We expect our cash requirements for 2026 to be primarily for capital expenditures and repayment of maturing debt.

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The details of our cash and cash equivalents and deposits in banks as of December 31, 2024 and 2025 are as follows:

(Unit: in millions of won)

Description	2025	2024
Current assets
Cash and cash equivalents
Demand deposits	1,572,058	2,021,640
Deposits in banks
Time deposits	600	600
Non-current assets
Deposits in banks
Deposit for checking account	11	11

As of December 31, 2024, our current assets and current liabilities amounted to ~~W~~10,123 billion and ~~W~~15,859 billion, respectively, resulting in a working capital of ~~W~~(5,736) billion. As of December 31, 2025, our current assets and current liabilities amounted to ~~W~~6,982 billion and ~~W~~9,597 billion, respectively, resulting in a working capital of ~~W~~(2,614) billion.

(Unit: in millions of won)

			Changes
Description	2025	2024	Amount	Percentage
Current assets	6,982,077	10,123,037	(3,140,960)	(31.0)%
Current liabilities	9,596,471	15,859,084	(6,262,613)	(39.5)%
Net current assets	(2,614,394)	(5,736,047)	3,121,653	(54.4)%

We have established short-, mid- and long-term management strategies to continually monitor our cash flows. In addition, we have a sufficient level of cash and cash-equivalent assets to respond to unexpected liquidity risks in the future. In addition, in order to secure additional cash equivalents assets against potential liquidity risk situations, we have established, and proactively operate, a liquidity management system through securitization of receivables and increased borrowing capacity from financial institutions.

(2)
Financial liabilities and capital resources

We are subject to financial and other covenants, including maintenance of credit ratings and terms related to specific financial items such as financial ratios, under certain of our debt obligations. If we experience an event of default due to our failure to comply with the applicable covenants, the principal amount and interest of our debt instruments may be subject to early repayment. We periodically monitor our compliance with these covenants in accordance with our internal control procedures in order to proactively manage liquidity risk.

39

As of December 31, 2025, we are in compliance with the terms of our debt instruments, and our financial liabilities and capital resources are as follows:

(a)
Financial liabilities

The details of our financial liabilities as of December 31, 2024 and 2025 are as follows:

(Unit: in millions of won)

Description	2025	2024
Current financial liabilities
Short-term borrowings	810,718	969,595
Current portion of long-term borrowings	2,548,958	4,907,390
Current portion of bonds	398,223	611,882
Derivatives (*)	4,066	3,762
Lease liabilities	36,429	34,821
Total	3,798,394	6,527,450
Non-current financial liabilities
Long-term borrowings	8,781,368	7,535,290
Bonds	124,871	525,957
Derivatives (*)	5,487	7,006
Lease liabilities	23,249	23,154
Total	8,934,975	8,091,407

(*) Represents derivatives that have not been recognized as hedging instruments and have resulted from currency interest rate swap contracts entered into in order to manage risks arising from foreign currency-denominated borrowings and foreign currency-denominated bonds.

(b)
Capital resources

Set forth below are the details of our procurement of funds as of December 31, 2025.

(Unit: In millions of Won)

Type	Currency	Lender	Longest Maturity	Interest rate as of December 31, 2025 (%)	2025	2024
Short-term borrowings	Foreign currency	Standard Chartered Bank Singapore, etc.	August 2025	3.60~5.72	810,718	969,595
Long-term borrowings	Korean Won	Korea Development Bank, etc.	March 2030	3.46~5.65	4,000,423	4,668,538
	Foreign currency	KEB Hana Bank, etc.	July 2029	2.03~6.27	7,329,903	7,774,142
		Unsecured Public Offering	February 2027	2.79~3.66	335,000	655,000
Bonds	Korean Won	Unsecured Private Offering	January 2026	7.25	45,000	337,000
	Foreign currency	Unsecured Private Offering	April 2026	5.76	143,490	147,000
		Less: original issue discount			(396)	(1,161)
		Total			12,664,138	14,550,114

40

Set forth below are the cash flows on our borrowings by maturity, including interest payable thereon. We do not expect that such cash outflows will occur materially earlier than, or be materially different in amounts from, as indicated below.

(Unit: In millions of Won)

		Contractual cash flows
Categories	Book value	Total	Within 6 months	6~12 months	1~2 years	2~5 years	Over 5 years
Borrowings	12,141,044	12,946,309	2,537,318	1,236,157	4,624,773	4,548,061	─
Bonds	523,094	538,548	198,654	213,751	126,143	─	─
Total	12,664,138	13,484,857	2,735,972	1,449,908	4,750,916	4,548,061	—

(3)
Cash usage

Our management constantly monitors our working capital, and we have been funding our cash requirements from cash flows from operations and debt financing. We believe that we currently maintain a sufficient level of working capital for our present requirements.

Our ability to satisfy our cash requirements from cash flows from operations and financing activities will be affected by our ability to maintain and improve our margins and, in the case of external financing, market conditions, which in turn may be affected by several factors outside of our control. Therefore, we re-evaluate our capital requirements regularly in light of our cash flows from operations, the progress of our expansion plans and market conditions. To the extent that we do not generate sufficient cash flows from our operations to meet our capital requirements, we may rely on other financing activities, such as external long-term borrowings and securities offerings, including the issuance of equity, equity-linked and other debt securities.

In March 2024, as part of our ongoing efforts to improve our financial condition and liquidity, we issued 142,184,300 new shares of common stock at a subscription price of ~~W~~9,090 per share (and US$3.450019 per ADS) pursuant to a preemptive rights offering to our existing shareholders (including ADS holders) followed by a public offering in Korea. We have used the proceeds of such offering to fund our capital investments, general corporate purposes (including purchases of raw materials) and debt repayment. Immediately following the completion of such offering, the number of issued and outstanding shares of our common stock increased to 500,000,000.

Our net cash provided by operating activities amounted to ~~W~~2,412 billion in 2024 and ~~W~~2,352 billion in 2025. The decrease in net cash provided by operating activities in 2025 compared to 2024 was mainly attributable to a decrease in cash collected from our customers primarily as result of a decrease in our sales revenue.

Our net cash used in investing activities amounted to ~~W~~1,363 billion in 2024 and ~~W~~979 billion in 2025. Net cash used in investing activities were primarily in relation to the construction of our new facilities and the expansion and conversion of our existing production facilities, which amounted to ~~W~~2,130 billion in 2024 and ~~W~~1,348 billion in 2025. Such amounts in turn primarily reflected our essential investments to prepare for future growth and enhance our business structure as a technology-driven company. In 2026, we plan to execute our previously approved investments aimed at strengthening our competitiveness in OLED technologies, as well as investments to enhance product competitiveness and support future growth initiatives. Accordingly, we expect our capital expenditures in 2026 to increase from 2025 levels to the ~~W~~2 trillion range. We intend to fund our capital requirements associated with our expansion and construction projects with cash flows from operations and financing activities, such as external long-term borrowings. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties, including the general economic conditions, fiscal policies, government regulations and competitive landscape.

Our net cash used in financing activities amounted to ~~W~~1,334 billion in 2024 and ~~W~~1,963 billion in 2025. The net cash used in financing activities in 2024 and 2025 primarily reflect borrowings incurred and repaid during such periods.

(Unit: In millions of Won)

Description	2025	2024	Changes
Net cash provided by operating activities	2,352,083	2,411,761	(59,678)
Net cash used in investing activities	(978,619)	(1,363,248)	384,629
Net cash used in financing activities	(1,963,387)	(1,334,305)	(629,082)
Cash and cash equivalents at December 31	1,572,058	2,021,640	(449,582)

41

15.
Board of Directors
A.
Members of the board of directors

As of December 31, 2025, our board of directors consisted of two non‑outside directors, one non-standing director and four outside directors.

(As of December 31, 2025)

Name	Position	Primary responsibility
Cheoldong Jeong (1)	Representative Director (non‑outside)	Chairman of board of directors
Sunghyun Kim	Director (non‑outside), Chief Financial Officer and Executive Vice President	Overall head of finances
Sangwoo Lee (1)	Non-standing Director	Related to the overall management
Doo Cheol Moon (1)	Outside Director	Related to the overall management
Chung Hae Kang	Outside Director	Related to the overall management
Jung Suk Oh	Outside Director	Related to the overall management
Sang Hee Park	Outside Director	Related to the overall management

(1)
At the annual general meeting of shareholders held on March 20, 2025, Beom Jong Ha retired from his position as a non-standing director following the expiration of his term, Sangwoo Lee was newly appointed as a non-standing director, and Sunghyun Kim and Chung Hae Kang were reappointed as a non-outside director and an outside director, respectively.
B.
Committees of the board of directors

We have the following committees that serve under our board of directors: Management Committee, Outside Director Nomination Committee, Audit Committee, ESG Committee and Related Party Transaction Committee.

As of December 31, 2025, the Management Committee consisted of two non-outside directors, Cheoldong Jeong (Chairman) and Sunghyun Kim.

As of December 31, 2025, the composition of the Outside Director Nomination Committee was as follows.

(As of December 31, 2025)

Committee	Composition	Members(1)
Outside Director Nomination Committee	1 non-standing director and 2 outside directors	Sangwoo Lee, Doo Cheol Moon and Chung Hae Kang

(1)
Sangwoo Lee, Doo Cheol Moon and Chung Hae Kang were each appointed as a member of the outside director nomination committee of the board of directors at the board of directors’ meeting on March 20, 2025.

As of December 31, 2025, the composition of the Audit Committee was as follows.

(As of December 31, 2025)

Committee	Composition	Members(1)(2)
Audit Committee	4 outside directors	Doo Cheol Moon (Chairperson), Chung Hae Kang, Jung Suk Oh and Sang Hee Park

(1)
Doo Cheol Moon was reappointed as an outside director and a member of the Audit Committee on March 22, 2024 and was appointed as the chairperson on April 24, 2024.
(2)
Chung Hae Kang was reappointed as a member of the committee on March 20, 2025.

42

As of December 31, 2025, the composition of the ESG Committee was as follows.

(As of December 31, 2025)

Committee	Composition	Members(1)
ESG Committee	1 non‑outside director and 4 outside directors	Doo Cheol Moon (Chairperson), Chung Hae Kang, Jung Suk Oh, Sang Hee Park and Cheoldong Jeong

(1)
Chung Hae Kang was reappointed as a member of the committee on March 20, 2025.

As of December 31, 2025, the composition of the Related Party Transaction Committee was as follows.

(As of December 31, 2025)

Committee	Composition	Members(1)
Related Party Transaction Committee	1 non‑outside director and 3 outside directors	Chung Hae Kang (Chairperson), Jung Suk Oh, Sang Hee Park and Sunghyun Kim

(1)
Sunghyun Kim and Chung Hae Kang were reappointed as members of the committee on March 20, 2025.
C.
Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

16.
Information Regarding Shares
A.
Total number of shares
(1)
Total number of shares authorized to be issued (as of December 31, 2025): 1,000,000,000 shares.
(2)
Total shares issued and outstanding (as of December 31, 2025): 500,000,000 shares.
B.
Shareholder list
(1)
Largest shareholder and related parties as of December 31, 2025:

Name	Relationship	Number of shares of common stock(1)	Equity interest
LG Electronics	Largest shareholder	183,593,206	36.72%
Cheoldong Jeong	Executive of an affiliated company(2)	22,460(3)	0.00%

(1)
The number of shares of common stock reflects the shareholding status of our shareholders as of the date of this report.
(2)
The information on executive officers of our affiliated companies is based on the status of our registered executive officers.
(3)
Cheoldong Jeong, our Representative Director, acquired our shares through open market purchases on the Korea Exchange.
(2)
Shares held by shareholders who are known to us that own 5% or more of our shares or our Employee Stock Ownership Association as of December 31, 2025:

Beneficial owner	Number of shares of common stock (1)	Equity interest
LG Electronics	183,593,206	36.72%
National Pension Service	26,373,892	5.27%
Employee Stock Ownership Association	9,343,821	1.87%

(1)
The number of shares of common stock is based on the most recent shareholder register as of December 31, 2025, and may differ from the actual shareholding status.

43

17.
Directors and Employees
A.
Directors
(1)
Remuneration for directors in 2025:

(Unit: person, in millions of Won)

Classification	No. of directors(1)	Amount paid(2)(4)	Per capita average remuneration paid(3)
Non‑outside directors	3	1,993	997
Outside directors who are not audit committee members	—	—	—
Outside directors who are audit committee members	4	384	96
Total	7	2,377	396

(1)
Number of directors as of December 31, 2025.
(2)
Among the directors, one non-standing director is not compensated.
(3)
Per capita average remuneration paid is calculated by using the sum of the average monthly remuneration paid in 2025 (excluding one non-standing director who is not compensated).
(2)
Standards of remuneration paid to non-outside and outside directors

– Non-outside directors (excluding outside directors and audit committee members)

The remuneration system for non-outside directors consists of base salary, position salary and performance-related pay. The remuneration for non-outside directors is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the non-outside director’s position and job responsibilities.

•
Standards for base salary/position salary: relevant position and job responsibilities, among others
•
Standards for performance-related pay: financial performance of the company and achievement of individual management goals, among others

– Outside directors, audit committee members and auditor

The remuneration for outside directors, audit committee members and auditor is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the individual’s job responsibilities, among others.

(3)
Remuneration for individual directors and audit committee members

– Individual amount of remuneration paid in 2025 (among those paid over ~~W~~500 million per year)

(Unit: in millions of Won)

Name	Position	Total remuneration	Payment not included in total remuneration
Cheoldong Jeong	Representative Director, President	1,455	—
Sunghyun Kim	Director, Vice President	538	—

44

– Method of calculation

Name	Method of calculation
Cheoldong Jeong	Total remuneration

•
~~W~~1,455 million (consisting of ~~W~~1,455 million in salary).

Salary

•
Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~65 million between January and March and ~~W~~67.2 million between April and December were made.
•
Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~52 million between January and March and ~~W~~53.8 million between April and December were made.
•
A total of ~~W~~14.8 million of welfare benefits were paid between January and December in accordance with welfare benefits standards.

Sunghyun Kim

Total remuneration

•
~~W~~538 million (consisting of ~~W~~538 million in salary).

Salary

•
Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~37.8 million between January and March and ~~W~~39 million between April and December were made.
•
Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~5.8 million between January and December were made.
•
A total of ~~W~~4 million of welfare benefits were paid between January and December in accordance with welfare benefits standards.

(4)
Remuneration for the five highest paid individuals (among those paid over ~~W~~500 million per year)

– Individual remuneration amount

(Unit: in millions of Won)

Name	Position	Total remuneration(1)	Payment not included in total remuneration
Yoong Ki Min	Advisor	1,751	—
Jong Woo Kim	Advisor	1,682	—
Cheoldong Jeong	Representative Director, President	1,455	—
J. Kenneth Oh	Former Senior Vice President	1,295	—
Seung Min Lim	Advisor	1,280	—

(1)
Calculated based on the total amount of remuneration for 2025.

45

– Method of calculation

Name	Method of calculation
Yoong Ki Min(1)	Total remuneration(2)

•
~~W~~1,751 million (consisting of W288 million in salary and ~~W~~1,463 million in retirement pay).

Salary

•
Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~37.7 million between January and March and ~~W~~18.9 million between April and December were made.
•
A total of ~~W~~5.4 million of welfare benefits were paid between January and December in accordance with other welfare benefits standards.

Retirement pay

•
Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (14 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Jong Woo Kim(1)

Total remuneration(2)

•
~~W~~1,682 million (consisting of ~~W~~295 million in salary and ~~W~~1,387 million in retirement pay).

Salary

•
Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of W37.7 million between January and March and ~~W~~18.9 million between April and December were made.
•
A total of ~~W~~11.4 million of welfare benefits were paid between January and December in accordance with other welfare benefits standards.

Retirement pay

•
Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (13 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Cheoldong Jeong

Total remuneration(2)

•
~~W~~1,455 million (consisting of ~~W~~1,455 million in salary).

Salary

•
Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~65 million between January and March and ~~W~~67.2 million between April and December were made.
•
Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~52 million between January and March and ~~W~~53.8 million between April and December were made.
•
A total of ~~W~~14.8 million of welfare benefits were paid between January and December in accordance with other welfare benefits standards.

46

J. Kenneth Oh(1)

Total remuneration(2)

•
~~W~~1,295 million (consisting of ~~W~~100 million in salary and ~~W~~1,195 million in retirement pay).

Salary

•
Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~31.6 million between January and March were made.
•
A total of ~~W~~4.9 million of welfare benefits were paid between January and April in accordance with other welfare benefits standards.

Retirement pay

•
Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (14 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Seung Min Lim(1)

Total remuneration(2)

•
~~W~~1,280 million (consisting of ~~W~~102 million in salary and ~~W~~1,178 million in retirement pay).

Salary

•
Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~31.6 million between January and March were made.
•
A total of ~~W~~7 million of welfare benefits were paid between January and April in accordance with other welfare benefits standards.

Retirement pay

•
Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (10 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

(1)
Each of Yoong Ki Min (advisor), Jong Woo Kim (advisor), J. Kenneth Oh (former senior vice president) and Seung Min Lim (advisor) retired from our company effective as of March 31, 2025.
(2)
Calculated based on the total amount of remuneration for 2025.
(5)
Stock options

– Not applicable.

B.
Employees

As of December 31, 2025, we had 24,430 employees (excluding our directors). On average, our male employees have served 15.3 years and our female employees have served 12.7 years. The total amount of salary paid to our employees for 2025 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~1,895,201 million for our male employees and ~~W~~242,600 million for our female employees. The following table provides details of our employees as of December 31, 2025:

(Unit: person, in millions of Won, year)

	Number of employees(1)	Total salary in 2025(2)(3)(4)	Average salary per capita(5)	Average years of service
Male	20,948	1,895,201	89	15.3
Female	3,482	242,600	67	12.7
Total	24,430	2,137,802	86	14.9

(1)
Includes part‑time employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.

47

(2)
Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the year ended December 31, 2025 was ~~W~~414,700 million and the per capita welfare benefit provided was ~~W~~17 million.
(3)
Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)
Includes incentive payments to employees who have transferred from our affiliated companies.
(5)
Calculated using the sum of the average monthly salary.
C.
Remuneration for executive officers (excluding directors)

(Unit: person, in millions of Won)

Number of executive officers	Total salary in 2025	Average salary per capita(1)
78	30,372	370

(1)
Calculated using the sum of the average monthly salary.
18.
Other Matters
A.
Legal proceedings

We are a defendant in two separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs and one damages claim in Israel filed by private plaintiffs) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined. The case in the United Kingdom is currently on appeal, while no trial has been scheduled for the case in Israel. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions.

In addition to the above litigation, we are responding to various other lawsuits and disputes. We are unable to reliably estimate the timing and amount of any outflow of resources embodying economic benefits in relation to such matters.

B.
Status of collateral pledged to related party

As of the end of the reporting period, we have not provided any collateral in connection with borrowings or debt guarantees arising from transactions with our major shareholders.

C.
Material events subsequent to the reporting period

Our management decided to transfer the automotive display TFT-LCD module business of our subsidiary, LG Display Nanjing Co., Ltd., in order to enhance our business structure and strengthen our revenue structure, and entered into a business transfer agreement on February 9, 2026. For more details, please refer to the Form 6-K furnished to the SEC on February 9, 2026.

48

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(With Independent Auditor’s Report Thereon)

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

LG Display Co., Ltd.

Opinion

We have audited the consolidated financial statements of LG Display Co., Ltd. and its subsidiaries (collectively referred to as the "Group"), which comprise the consolidated statements of financial position as at December 31, 2025 and 2024, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

We also have audited, in accordance with Korean Standards on Auditing, the Group's Internal Control over Financial Reporting for consolidation purposes as of December 31, 2025, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting, and our report dated February 27, 2026 expressed an unqualified opinion.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matter is the matter that, in our professional judgment, was of most significance in our audit of the consolidated financial statements of the current period. This matter was addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Impairment test of the cash generating unit to which goodwill has been allocated

Reasons why the matter was determined to be a key audit matter

As described in Note 10, the carrying amount of goodwill recognized at the end of the reporting period amounted to ~~W~~28,307 million, all of which has been allocated to the Display cash generating unit (CGU). The Group performed an impairment test of the Display CGU in accordance with Korean IFRS 1036 Impairment of Assets.

We determined the impairment test of the CGU to which goodwill has been allocated to be a Key Audit Matter considering that significant judgment by management is involved in estimates including projected cash flows and discount rates used in the Group's impairment test.

How our audit addressed the Key Audit Matter

We have performed the following audit procedures to address the Key Audit Matter.

•
Understanding and evaluating the accounting policies and internal controls of the Group related to goodwill impairment testing
•
Testing the design and operating effectiveness of internal controls related to impairment testing, including management’s review and approval of the estimated business plan and significant assumptions used in the valuation model
•
Evaluating the completeness and accuracy of the underlying data used in the discounted cash flow model
•
Verifying whether future cash flow estimates are consistent with business plans approved by management
•
Evaluating the appropriateness of significant assumptions used in the valuation model, including discount rates and growth rates, by comparing them with external industry benchmarks and the Group's historical financial information
•
Evaluating the reasonableness of management's business plan estimates by comparing business plans established for the CGU in prior periods with actual performance for the current period
•
Performing sensitivity analysis to assess the extent to which changes in significant assumptions applied in the valuation model could result in an impairment loss
•
Evaluating the appropriateness of the discounted cash flow model, the reasonableness of management’s significant assumptions relating to the discount rate, the reliability of underlying data and the mathematical accuracy of management’s calculation of the estimates by utilizing the auditor’s valuation experts with professional skills and knowledge

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Sang-Woo Nam, Certified Public Accountant.

Seoul, Korea

February 27, 2026

This report is effective as of February 27, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Financial Position
As of December 31, 2025 and 2024

(In millions of won)	Note		December 31, 2025	December 31, 2024

Assets
Cash and cash equivalents	4, 26	~~W~~	1,572,058	2,021,640
Deposits in banks	4, 26		600	600
Trade accounts and notes receivable, net	5, 15, 26, 29		2,359,184	3,624,477
Other accounts receivable, net	5, 26		180,413	250,029
Other current financial assets	6, 26		89,525	328,621
Inventories, net	7		2,545,666	2,671,242
Prepaid income tax			38,558	12,774
Assets held for sale	1		-	983,317
Other current assets			196,073	230,337
Total current assets			6,982,077	10,123,037
Deposits in banks	4, 26		11	11
Investments in equity accounted investees	8		36,506	33,177
Other non-current financial assets	6, 26		202,051	232,652
Property, plant and equipment, net	9, 18		14,470,776	17,202,873
Intangible assets, net	10, 18		1,478,035	1,558,407
Investment property	11, 18		18,031	27,911
Deferred tax assets, net	24		3,510,156	3,504,177
Defined benefit assets, net	13		198,535	160,752
Other non-current assets			20,522	16,569
Total non-current assets			19,934,623	22,736,529
Total assets		~~W~~	26,916,700	32,859,566
Liabilities
Trade accounts and notes payable	26, 29	~~W~~	3,307,687	4,156,149
Current financial liabilities	12, 26, 27, 28, 29		3,798,394	6,527,450
Other accounts payable	26		1,461,014	1,720,670
Accrued expenses			782,552	634,473
Income tax payable, net			39,219	65,366
Provisions	14		86,290	105,251
Advances received			35,981	904,628
Liabilities held for sale	1		-	1,656,841
Other current liabilities			85,334	88,256
Total current liabilities			9,596,471	15,859,084
Non-current financial liabilities	12, 26, 27, 28, 29		8,934,975	8,091,407
Non-current provisions	14		55,345	60,908
Defined benefit liabilities, net	13		1,109	1,093
Long-term advances received			-	220,500
Other non-current liabilities	26		489,562	553,767
Total non-current liabilities			9,480,991	8,927,675
Total liabilities		~~W~~	19,077,462	24,786,759
Equity
Share capital	16	~~W~~	2,500,000	2,500,000
Share premium	16		2,740,811	2,773,587
Retained earnings(Accumulated deficit)			281,912	(18,512)
Reserves	16		1,081,401	995,823
Accumulated other comprehensive income held for sale	1		-	291,363
Equity attributable to owners of the Parent			6,604,124	6,542,261
Non-controlling interests			1,235,114	1,530,546
Total equity			7,839,238	8,072,807
Total liabilities and equity		~~W~~	26,916,700	32,859,566

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2025 and 2024

(In millions of won, except earnings (loss) per share amounts)
	Note		2025	2024
Revenue	17, 18, 29	~~W~~	25,810,082	26,615,347
Cost of sales	7, 19, 29		(22,433,623)	(24,039,928)
Gross profit			3,376,459	2,575,419
Selling expenses	19, 20		(480,814)	(584,692)
Administrative expenses	19, 20		(967,882)	(1,103,617)
Research and development expenses	19		(1,410,786)	(1,447,706)
Operating profit (loss)			516,977	(560,596)
Finance income	22		578,446	883,094
Finance costs	22		(1,152,916)	(1,821,912)
Other non-operating income	21		2,596,150	2,100,443
Other non-operating expenses	21		(2,039,451)	(2,797,981)
Equity in income of equity accounted investees, net			2,483	5,412
Profit (loss) before income tax			501,689	(2,191,540)
Income tax expense	23		(197,882)	(217,760)
Profit (loss) for the year			303,807	(2,409,300)
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13, 23		74,112	(131,835)
Other comprehensive income (loss) from associates	8		-	(85)
			74,112	(131,920)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	16, 23		(184,430)	926,637
Other comprehensive income (loss) from associates	8, 16		2,272	3,320
			(182,158)	929,957
Other comprehensive income (loss) for the year, net of income tax			(108,046)	798,037
Total comprehensive income (loss) for the year		~~W~~	195,761	(1,611,263)
Profit (loss) attributable to:
Owners of the Parent			226,312	(2,562,606)
Non-controlling interests			77,495	153,306
Profit (loss) for the year		~~W~~	303,807	(2,409,300)
Total comprehensive income (loss) attributable to:
Owners of the Parent			94,639	(1,923,316)
Non-controlling interests			101,122	312,053
Total comprehensive income (loss) for the year		~~W~~	195,761	(1,611,263)
Earnings (loss) per share (in won)
Basic earnings (loss) per share	25	~~W~~	453	(5,438)
Diluted earnings (loss) per share	25	~~W~~	453	(5,438)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Changes in Equity
For the years ended December 31, 2025 and 2024
				Attributable to owners of the Parent Company
		Share capital	Share premium	Retained earnings (Accumulated deficit)	Reserves	Other comprehensive income classified as held for sale		Non-controlling interests	Total equity
(In millions of won)							Sub-total
Balances at January 1, 2024	~~W~~	1,789,079	2,251,113	2,676,014	515,976	-	7,232,182	1,538,362	8,770,544
Total comprehensive income (loss) for the year
Profit (loss) for the year		-	-	(2,562,606)	-	-	(2,562,606)	153,306	(2,409,300)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		-	-	(131,835)	-	-	(131,835)	-	(131,835)
Classified as held for sale		-	-	-	(215,788)	215,788	-	-	-
Foreign currency translation differences for foreign operations		-	-	-	692,315	75,575	767,890	158,747	926,637
Other comprehensive income (loss) from associates		-	-	(85)	3,320	-	3,235	-	3,235
Total other comprehensive income (loss)		-	-	(131,920)	479,847	291,363	639,290	158,747	798,037
Total comprehensive income (loss) for the year	~~W~~	-	-	(2,694,526)	479,847	291,363	(1,923,316)	312,053	(1,611,263)
Transaction with owners, recognized directly in equity
Capital increase (Note 16)		710,921	569,893	-	-	-	1,280,814	-	1,280,814
Acquisition of non-controlling shareholders' interests in subsidiaries		-	(47,419)	-	-	-	(47,419)	(183,850)	(231,269)
Dividends to non-controlling shareholders in subsidiaries		-	-	-	-	-	-	(136,019)	(136,019)
Total transaction with owners, recognized directly in equity		710,921	522,474	-	-	-	1,233,395	(319,869)	913,526
Balances at December 31, 2024	~~W~~	2,500,000	2,773,587	(18,512)	995,823	291,363	6,542,261	1,530,546	8,072,807
Balances at January 1, 2025	~~W~~	2,500,000	2,773,587	(18,512)	995,823	291,363	6,542,261	1,530,546	8,072,807
Total comprehensive income (loss) for the year
Profit for the year		-	-	226,312	-	-	226,312	77,495	303,807
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		-	-	74,112	-	-	74,112	-	74,112
Foreign currency translation differences for foreign operations		-	-	-	83,306	(291,363)	(208,057)	23,627	(184,430)
Other comprehensive income from associates		-	-	-	2,272	-	2,272	-	2,272
Total other comprehensive income (loss)		-	-	74,112	85,578	(291,363)	(131,673)	23,627	(108,046)
Total comprehensive income (loss) for the year	~~W~~	-	-	300,424	85,578	(291,363)	94,639	101,122	195,761
Transaction with owners, recognized directly in equity
Change in scope of consolidation		-	(32,776)	-	-	-	(32,776)	(396,554)	(429,330)
Balances at December 31, 2025	~~W~~	2,500,000	2,740,811	281,912	1,081,401	-	6,604,124	1,235,114	7,839,238

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2025 and 2024

(In millions of won)
	Note		2025	2024

Cash flows from (used in) operating activities:
Cash generated from operations	28	~~W~~	3,169,950	3,373,456
Income taxes paid			(161,462)	(139,782)
Interest received			54,915	93,945
Interest paid			(711,320)	(915,858)
Cash flows from operating activities			2,352,083	2,411,761
Cash flows from (used in) investing activities:
Dividends received			1,930	200
Increase in deposits in banks			(1,700)	(1,700)
Proceeds from withdrawal of deposits in banks			1,700	921,995
Acquisition of financial assets at fair value through profit or loss			(1,422)	(5,470)
Proceeds from disposal of financial assets at fair value through profit or loss			4,275	5,301
Proceeds from disposal of investments in equity accounted investees			-	17,609
Proceeds from disposal of assets held for sale			813,311	-
Acquisition of property, plant and equipment			(1,347,937)	(2,129,735)
Proceeds from disposal of property, plant and equipment			122,850	248,460
Acquisition of intangible assets			(759,146)	(786,819)
Proceeds from disposal of intangible assets			1,918	6,257
Proceeds from insurance payout			-	49,995
Government grants received			1,041	2,307
Proceeds from settlement of derivatives			157,984	274,173
Decrease in short-term loans			21,558	19,697
Increase in deposits			(4,405)	(2,036)
Decrease in deposits			7,682	2,124
Proceeds from disposal of greenhouse gas emission permits			1,742	14,394
Cash flows used in investing activities			(978,619)	(1,363,248)
Cash flows from (used in) financing activities:	28
Proceeds from short-term borrowings			4,385,305	5,219,941
Repayments of short-term borrowings			(4,502,811)	(6,285,819)
Repayments of current portion of bonds			(612,000)	(370,000)
Proceeds from long-term borrowings			4,919,708	2,912,552
Repayments of long-term borrowings			(245,735)	-
Repayments of current portion of long-term borrowings			(5,808,062)	(3,638,904)
Payments of lease liabilities			(52,902)	(71,008)
Repayments of security deposits received			(40,500)	-
Capital increase			-	1,292,455
Transaction cost from capital increase			-	(11,641)
Acquisition of non-controlling shareholders' interests in subsidiaries			-	(245,362)
Dividends to non-controlling shareholders in subsidiaries			(6,390)	(136,519)
Cash flows used in financing activities			(1,963,387)	(1,334,305)
Net decrease in cash and cash equivalents			(589,923)	(285,792)
Cash and cash equivalents included in assets held for sale at January 1			158,415	-
Cash and cash equivalents at January 1			2,021,640	2,257,522
Effect of exchange rate fluctuations on cash held			(18,074)	208,325
Cash and cash equivalents included in assets held for sale at December 31			-	(158,415)
Cash and cash equivalents at December 31		~~W~~	1,572,058	2,021,640

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

1.
Reporting Entity

(a)
Description of the Parent Company

LG Display Co., Ltd. (the "Parent Company") was incorporated in February 1985 and the Parent Company has been a public corporation listed on the Korea Exchange since 2004. The main business of the Parent Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2025, the Group operates Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Parent Company is domiciled in the Republic of Korea with its address at 128 Yeoui-daero, Yeongdeungpo-gu, Seoul. As of December 31, 2025, LG Electronics Inc., a major shareholder of the Parent Company, owns 36.72% (183,593,206 shares) of the Parent Company’s common stock.

As of December 31, 2025, 500,000,000 shares of the Parent Company's common stock are listed on the Korea Exchange under the identifying code 034220, and 35,191,892 American Depositary Shares ("ADSs"; 2 ADSs represent one share of common stock) are listed on the New York Stock Exchange under the symbol "LPL".

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

1.
Reporting Entity, Continued

(b)
Consolidated Subsidiaries as of December 31, 2025

Subsidiaries	Location	Percentage of ownership(%)	Closing month	Date of incorporation	Business
LG Display America, Inc.	San Jose, U.S.A.	100	December	September 24, 1999	Sales of display products
LG Display Germany GmbH	Eschborn, Germany	100	December	October 15, 1999	Sales of display products
LG Display Japan Co., Ltd.	Tokyo, Japan	100	December	October 12, 1999	Sales of display products
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100	December	April 12, 1999	Sales of display products
LG Display Nanjing Co., Ltd.	Nanjing, China	100	December	July 15, 2002	Production of display products
LG Display Shanghai Co., Ltd.	Shanghai, China	100	December	January 16, 2003	Sales of display products
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100	December	July 27, 2007	Sales of display products
LG Display Singapore Pte. Ltd.	Singapore	100	December	November 4, 2008	Sales of display products
L&T Display Technology (Fujian) Limited	Fujian, China	51	December	December 7, 2009	Production and sales of LCD module and LCD monitor sets
LG Display Yantai Co., Ltd.	Yantai, China	100	December	March 17, 2010	Production of display products
Nanumnuri Co., Ltd.	Gumi, South Korea	100	December	March 21, 2012	Operation of welfare facilities
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100	December	March 12, 2014	Intellectual property management
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100	December	April 28, 2015	Sales of display products
Global OLED Technology, LLC	Sterling, U.S.A.	100	December	December 18, 2009	OLED intellectual property management
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100	December	May 5, 2016	Production and sales of display products
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100	December	July 1, 2016	Production and sales of LCD module and LCD monitor sets
LG DISPLAY FUND I LLC(*1)	Wilmington, U.S.A.	100	December	May 1, 2018	Investment in venture business and technologies
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70	December	July 11, 2018	Production and sales of display products

(*1) For the year ended December 31, 2025, the Parent Company contributed ~~W~~2,831 million in cash for the capital increase and recovery ~~W~~2,018 million of LG DISPLAY FUND I LLC. There was no change in the Parent Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

1.
Reporting Entity, Continued

(c)
Change in scope of Consolidation

For the year ended December 31, 2024, management of the Group decided to sell 80% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. to TCL CSOT. The contract was signed on September 26, 2024, and the transaction was completed on April 1, 2025.

Subsidiaries	Location	Percentage of ownership(%)	Reason
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100	Disposal
LG Display (China) Co., Ltd.	Guangzhou, China	80	Disposal

(d)
Summary of financial information (before the elimination of intercompany transactions) of subsidiaries as of and for the years ended December 31, 2025 and 2024 is as follows

(In millions of won)		December 31, 2025			2025
Subsidiaries		Total assets	Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,487,248	1,411,341	75,907	15,776,135	11,342
LG Display Germany GmbH		350,748	308,714	42,034	1,328,245	2,645
LG Display Japan Co., Ltd.		191,870	176,420	15,450	806,899	1,160
LG Display Taiwan Co., Ltd.		537,470	506,842	30,628	2,206,716	5,050
LG Display Nanjing Co., Ltd.		3,831,510	2,853,780	977,730	1,690,130	21,160
LG Display Shanghai Co., Ltd.		135,277	111,022	24,255	673,288	(2,669)
LG Display Shenzhen Co., Ltd.		37,974	30,370	7,604	215,839	(9,116)
LG Display Singapore Pte. Ltd.		2,466,916	2,452,730	14,186	1,588,784	(999)
L&T Display Technology (Fujian) Limited		302,144	190,668	111,476	796,514	6,464
LG Display Yantai Co., Ltd.		541,269	101,894	439,375	256,961	5,795
Nanumnuri Co., Ltd.		6,015	4,075	1,940	28,373	69
Unified Innovative Technology, LLC		546	1	545	-	(115)
LG Display Guangzhou Trading Co., Ltd.		3,577,488	3,483,152	94,336	385,484	4,897
Global OLED Technology, LLC		30,865	3,157	27,708	2,516	(1,003)
LG Display Vietnam Haiphong Co., Ltd.		5,630,201	3,611,689	2,018,512	3,795,193	298,757
Suzhou Lehui Display Co., Ltd.		208,225	50,538	157,687	306,693	3,958
LG DISPLAY FUND I LLC		98,043	4	98,039	-	2,298
LG Display High-Tech (China) Co., Ltd.		7,575,519	3,635,926	3,939,593	2,422,181	236,175
Total	~~W~~	27,009,328	18,932,323	8,077,005	32,279,951	585,868

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

1. Reporting Entity, Continued

(In millions of won)		December 31, 2024			2024
Subsidiaries		Total assets	Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	2,433,349	2,367,143	66,206	15,218,449	12,662
LG Display Germany GmbH		571,085	535,427	35,658	1,514,282	3,555
LG Display Japan Co., Ltd.		215,670	201,213	14,457	1,045,036	2,420
LG Display Taiwan Co., Ltd.		807,931	780,043	27,888	2,569,859	2,819
LG Display Nanjing Co., Ltd.		3,188,176	2,249,586	938,590	1,841,645	103,023
LG Display Shanghai Co., Ltd.		192,973	166,757	26,216	890,982	4,286
LG Display Guangzhou Co., Ltd.(*)		2,603,086	1,984,854	618,232	2,306,421	44,772
LG Display Shenzhen Co., Ltd.		117,986	101,622	16,364	589,537	2,818
LG Display Singapore Pte. Ltd.		3,570,065	3,554,525	15,540	1,442,304	(6,018)
L&T Display Technology (Fujian) Limited		345,309	242,376	102,933	851,228	18,251
LG Display Yantai Co., Ltd.		601,808	177,391	424,417	302,923	26,941
Nanumnuri Co., Ltd.		5,556	3,685	1,871	25,502	320
LG Display (China) Co., Ltd.(*)		2,237,053	276,308	1,960,745	1,477,381	46,621
Unified Innovative Technology, LLC		698	20	678	-	(523)
LG Display Guangzhou Trading Co., Ltd.		3,594,526	3,462,995	131,531	400,592	39,474
Global OLED Technology, LLC		32,998	3,512	29,486	1,312	(11,966)
LG Display Vietnam Haiphong Co., Ltd.		6,192,641	4,434,492	1,758,149	3,931,808	250,503
Suzhou Lehui Display Co., Ltd.		307,178	109,776	197,402	393,161	8,837
LG DISPLAY FUND I LLC		97,596	30	97,566	-	(3,164)
LG Display High-Tech (China) Co., Ltd.		7,630,921	4,000,109	3,630,812	2,482,999	432,402
Total	~~W~~	34,746,605	24,651,864	10,094,741	37,285,421	978,033

(*) For the year ended December 31, 2024, the contract to sell 80% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. was signed. As a result, the assets and liabilities held by LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. are presented as assets and liabilities held for sale.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

1. Reporting Entity, Continued

(e) Information of subsidiaries (before elimination of intercompany transactions) which have material non-controlling interests as of and for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		LG Display High-Tech(China) Co., Ltd.
		2025	2024
Percentage of ownership in non-controlling interests(%)		30	30
Current assets	~~W~~	6,157,564	5,666,246
Non-current assets		1,417,955	1,964,675
Current liabilities		1,114,830	2,193,788
Non-current liabilities		2,521,096	1,806,321
Net assets		3,939,593	3,630,812
Book value of non-controlling interests		1,180,491	1,087,857
Revenue	~~W~~	2,422,181	2,482,999
Profit for the year		236,175	432,402
Profit attributable to non-controlling interests		70,853	129,721
Cash flows from operating activities	~~W~~	786,058	1,252,886
Cash flows used in investing activities		(514,457)	(1,290,367)
Cash flows used in financing activities		(180,756)	(213,400)
Effect of exchange rate fluctuations on cash and cash equivalents		4,682	19,378
Net increase(decrease) in cash and cash equivalents		95,527	(231,503)
Cash and cash equivalents at January 1		82,572	314,075
Cash and cash equivalents at December 31		178,099	82,572

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

2.
Basis of Presenting Financial Statements

(a)
Application of accounting standards

In accordance with the Act on External Audits of Stock Companies, Etc., these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 27, 2026, which will be submitted for approval to the shareholders’ meeting to be held on March 19, 2026.

(b)
Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

▪
derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and
▪
net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)
Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency"). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(d)
Estimates and Judgments

As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

Estimates and assumptions are continuously evaluated, taking into account future events that are reasonably predictable in light of past experiences and current situations. Changes in accounting estimates are recognized during the period which the estimates have been changed and the future periods to be affected.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

2.
Basis of Presenting Financial Statements, Continued

(d)
Estimates and Judgments, Continued

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgment and assumptions of certain items are included in relevant notes.

(i)
Impairment of non-financial assets

The recoverable amount of a non-financial assets is determined as the greater of its value in use and its fair value less costs to sell.

(ii)
Income Tax

The Group’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group estimates the income tax effects expected to be incurred in the future as a result of its operating activities up to the end of the reporting period, and recognizes them as current and deferred income taxes. However, the actual future income tax burden may not match the recognized related assets and liabilities, and such differences may affect the current and deferred income tax assets and liabilities at the time the expected income tax effects are realized.

In addition, deferred tax assets are recognized to the extent that it is probable that taxable income will be generated during the periods when temporary differences, unused tax losses, and tax credits are realized. Significant judgments are made to determine the book value of deferred tax assets that can be recognized based on the timing and level of future taxable income.

(iii)
Net defined benefit liabilities (defined benefit assets)

The present value of defined benefit obligations can vary depending on various factors determined by actuarial methods. The assumptions applied to determine the net cost (profit) of retirement benefits include the discount rate, which represents the interest rate that should be applied to determine the present value of the estimated future cash outflows expected to occur upon the settlement of defined benefit obligations. The discount rate is determined based on market yields of high-quality corporate bonds denominated in the currency in which the benefits are to be paid, taking into account the duration and maturity profile of the related pension obligations. Other key assumptions related to defined benefit obligations are based on current market conditions.

During the reporting period, the Group changed the discount rate calculation method among the actuarial assumptions for the projected unit credit method to more reasonably determine the defined benefit obligation. (see Note 13)

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3.
Material Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Consolidation

(i)
Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control is acquired until the date on which control is lost.

(ii)
Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Profit or loss and other comprehensive income (loss) of subsidiaries are attributed to owners of the Parent Company and non-controlling interests.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iii)
Loss of Control

If the Parent Company loses control of subsidiaries, the Parent Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Parent Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(a) Consolidation, Continued

(iv)
Associates and joint ventures

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the parties have joint control, whereby the parties have rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group's share of the profits or losses and changes in the Group's proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or a joint venture uses accounting policies different from those of the Parent Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(v)
Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(b) Foreign Currency Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the end of each reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income (loss).

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy are translated to the Group’s functional currency at the exchange rates at the end of each reporting period. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions and foreign currency differences are recognized in other comprehensive income (loss). Relevant proportionate shares of foreign currency differences are allocated to the controlling interests and non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at closing rate.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(c) Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(d) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(e) Financial Instruments

(i) Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i) Financial assets

On initial recognition, a financial asset is classified as measured at: financial assets at amortized cost; financial assets at FVOCI; financial assets at FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

-
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
-
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

-
it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
-
the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii) Financial assets: business model

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

-
the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);
-
how the performance of the portfolio is evaluated and reported to the Group’s management;
-
the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and
-
the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

iii) Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

-
contingent events that would change the amount or timing of cash flows:
-
terms that may adjust the contractual coupon rate, including variable-rate features;
-
prepayment and extension features; and
-
terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv) Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire or when it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership are transferred. In addition, if the Group neither transfers nor retains substantially all the risks and rewards of ownership of a transferred asset, it derecognizes the asset when it does not retain control of the asset.

If the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset.

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading and designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2025, non-derivative financial liabilities consist of borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

(iii) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(iv) Financial guarantee agreement

A financial guarantee agreement is a contract in which a certain amount of money must be paid to compensate for the loss incurred by the holder due to the failure of a particular debtor to pay on the due date in accordance with the terms of the original contract or the changed terms of the debt product. Financial guarantee contracts are measured at fair value at the time of initial recognition, and after initial recognition, they are measured by the higher of the following and displayed as 'Financial Liabilities' in the consolidated statement of financial position.

- The amount determined in accordance with the expected credit loss model

- The amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with Korean IFRS 1115 Revenue from Contracts with Customers

(f) Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(f) Property, Plant and Equipment, Continued

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset's future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero.

Typical estimated useful lives of the assets are as follows:

Typical estimated useful lives (years)
Buildings and structures	20~40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*) The Group depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(g) Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the borrowings are directly attributable to the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(h) Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as other non-operating income of the period in which it becomes receivable.

(i) Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is not amortized and is measured at cost less accumulated impairment losses.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Group can demonstrate all of the following:

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(i) Intangible Assets, Continued

-
the technical feasibility of completing the intangible asset so that it will be available for use or sale,
-
its intention to complete the intangible asset and use or sell it,
-
its ability to use or sell the intangible asset,
-
how the intangible asset will generate probable future economic benefits (among other things, the Group can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),
-
the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and
-
its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others. The Group currently has a number of patent license agreements related to product production. When the amount of payments is determined, it is recognized as intangible assets as intellectual property rights and other account payables, respectively, and the intangible assets are amortized on a straight-line basis over the patent license period.

(iv) Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(i) Intangible Assets, Continued

Typical estimated useful lives of the intangible assets are as follows:

Typical estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Software	4, (*1)
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1) Patent royalty (included in intellectual property rights) and software license are amortized over the useful lives considering the contract period.

(*2) Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j) Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment properties are initially measured at cost, including transaction costs incurred at the time of acquisition, and subsequently, measured at cost less accumulated depreciation and accumulated impairment loss.

Subsequent expenditure on an item of investment property is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. All other subsequent expenditures are expensed in the period in which it is incurred.

Among investment properties, land is not depreciated, and investment properties except land are depreciated on a straight-line basis by applying 20 years of the building according to the economic depreciation period. Depreciation methods, useful lives and residual values of investment properties are reviewed at each reporting period-end and if appropriate, the changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(k) Impairment

(i) Financial assets

Financial instruments and contract assets

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

-
debt instruments that are determined to have low credit risk at the reporting date; and
-
other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Group’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(k) Impairment, Continued

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets

At each reporting period-end, the Group assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

-
significant financial difficulty of the issuer or the borrower;
-
the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;
-
it is probable that the borrower will enter bankruptcy or other financial reorganization; or
-
the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the consolidated statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the consolidated statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(k) Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash‑generating unit to which the asset belongs. The cash‑generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets or groups of assets, the Group considers various factors including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of the entity’s assets and operations. Parent Company’s cash-generating units consist of Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(l) Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i) As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Group accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Group recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

- fixed payments, including in-substance fixed payments;

- variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

- amounts expected to be payable under a residual value guarantee; and

- the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(l) Leases, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured, the Group recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the consolidated statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii) As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

At the commencement date, the Group recognizes assets held under a finance lease in its consolidated statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(m) Provisions

A provision is recognized as a result of a past event, if the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(n) Non-current Assets (liabilities) Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets (liabilities) held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Group recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Group does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(o) Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan, and the Group recognizes a net defined benefit liability by deducting the fair value of plan assets from the present value of the defined benefit obligation as of the reporting date.

The calculation is performed annually by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is measured by discounting the estimated future benefit payments using market yields on high-quality corporate bonds denominated in the currency in which the benefits are to be paid, taking into account the timing and maturity profile of the expected benefit payments. The Group recognizes remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions related to the defined benefit plans in other comprehensive income and transfers immediately to retained earnings.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) includes the following components: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect of the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(o) Employee Benefits, Continued

(v) Termination benefits

The Group recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Group measures the termination benefit with present value of future cash payments.

(p) Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Group recognizes revenue according to the five stage revenue recognition model (①Identifying the contract→② Identifying performance obligations →③ Determining transaction price→④ Allocating the transaction price to performance obligations →⑤ Recognizing revenue for performance obligations).

The Group generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Group’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Group includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Group estimates an amount of variable consideration by using the expected value method with which the Group expects to better predict the amount of consideration. The Group includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the consolidated statement of comprehensive income (loss).

(q) Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in Note 18 to these consolidated financial statements.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(r) Finance Income and Finance Costs

Finance income includes interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI and changes in fair value of financial instruments at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs include interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial instruments measured at FVTPL and impairment losses recognized on financial assets. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(s) Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of prepaid income tax and income tax payable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(s) Income Tax, Continued

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The Group reviews the carrying amount of deferred tax assets at the end of each reporting period, considering the likelihood of generating taxable income against which temporary differences, unused tax loss carryforwards, and tax credit carryforwards can be utilized. The potential taxable income is estimated based on business plans approved by management, historical experience of taxable income estimates, and tax policies including the transfer pricing of the Group. Additionally, future taxable income includes the anticipated permanent differences, considering the realization effect of temporary differences consistent with the business plan and the dividend policy of the Group. The Group recognizes deferred tax assets to the extent that it is probable that sufficient taxable income will be generated in the future, or there are sufficient taxable temporary differences available to utilize unused tax losses, etc.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(t) Earnings Per Share

The Parent Company presents basic and diluted earnings per share (“EPS”) data for its common shares in the statements of comprehensive income. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Parent Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares such as convertible bonds and others.

(u) Accounting standards and Interpretation issued and adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2025.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(u) Accounting standards and Interpretation issued and adopted by the Group, Continued

(i)
Amendments to Korean IFRS 1021 Effect of Exchange Rate Fluctuations, Amendments to Korean IFRS 1101 First Adoption of International Generally Accepted Accounting Principles Adopted by Korea - Lack of exchangeability

The amendment requires the entity to disclose the relevant information when an entity estimates a spot exchange rate because the exchangeability between two currencies is lacking. The amendments do not have a significant impact on the consolidated financial statements.

(v) New standards and interpretations not yet adopted by the Group

The following new accounting standards and interpretations have been published that are not mandatory for December 31, 2025 reporting periods and have not been early adopted by the Group.

(i)
Amendments to Korean IFRS 1109 Financial Instruments, Amendments to Korean IFRS 1107 Financial Instruments: Disclosure

Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group is currently reviewing the impact of the amendment on the consolidated financial statements.

-
Clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system
-
Clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion
-
Add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term
-
Update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI)

(ii)
Annual Improvement to Korean IFRS - Volume 11

Annual Improvements to Korean IFRS - Volume 11 should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

-
Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter
-
Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance
-
Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price
-
Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’
-
Korean IFRS 1007 Statement of Cash Flows: Cost method

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(v) New standards and interpretations not yet adopted by the Group, Continued

(iii)
Amendments to Korean IFRS 1109 Financial Instruments, Amendments to Korean IFRS 1107 Financial Instruments: Disclosure – nature-dependent electricity contracts

Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption. In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. These amendments are required to be applied for annual reporting periods beginning on or after January 1, 2026 and earlier application is permitted. The amendments do not have a significant impact on the financial statements.

(iv)
Standards to Korean IFRS 1118 Presentation and Disclosure in Financial Statements

Korean IFRS 1118 Presentation and Disclosure in Financial Statements replaces Korean IFRS 1001 Presentation of Financial Statements, and includes new requirements aimed at improving comparability of financial performance among similar entities and providing more relevant information to users of financial statements. The amendments do not affect the recognition or measurement of items in the financial statements, but the impact on presentation and disclosure, including those relating to the statement of comprehensive income and management-defined performance measures, is expected to be extensive.

The amendments should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. In accordance with the retrospective application requirements, comparative information for the year ended December 31, 2026, shall be restated under Korean IFRS 1118.

The Group is in the process of determining the impact on the Group of applying Korean IFRS 1118. Adoption of the standard is not expected to have an impact on the Group’s net profit or loss; however, it will require revenues and expenses in the income statements to be classified into new categories, which is expected to have an impact on the calculation and presentation of operating profit (loss).

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

4.
Cash and Cash Equivalents and Deposits in Banks

Details of cash and cash equivalents and deposits in banks as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Current assets
Cash and cash equivalents
Deposits	~~W~~	1,572,058	2,021,640
Deposits in banks
Time deposits	~~W~~	600	600
Non-current assets
Deposits in banks
Deposit for checking account	~~W~~	11	11

5.
Trade Accounts and Notes Receivable, and Other Accounts Receivable

(a)
Details of trade accounts and notes receivable and other accounts receivable as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Trade accounts and notes receivable, net	~~W~~	2,359,184	3,624,477
Other accounts receivable
Non-trade receivables, net	~~W~~	145,426	227,477
Accrued income, net		34,987	22,552
Subtotal		180,413	250,029
Total		2,539,597	3,874,506

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

5.
Trade Accounts and Notes Receivable, and Other Accounts Receivable, Continued

(b) The aging of trade accounts and notes receivable and other accounts receivable as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025
		Original amount		Allowance for doubtful account
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	2,351,767	128,489	(722)	(523)
1-15 days past due		1,385	1,314	-	(1)
16-30 days past due		5,581	10,224	-	(1)
31-60 days past due		1,167	10,768	-	(3)
More than 60 days past due		6	30,422	-	(276)
Total	~~W~~	2,359,906	181,217	(722)	(804)

(In millions of won)		December 31, 2024
		Original amount		Allowance for doubtful account
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,609,870	207,928	(1,369)	(464)
1-15 days past due		15,951	37,722	(14)	(2)
16-30 days past due		4	1,915	-	(1)
31-60 days past due		35	350	-	(3)
More than 60 days past due		-	2,592	-	(8)
Total	~~W~~	3,625,860	250,507	(1,383)	(478)

The movement in the allowance for doubtful account in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025		2024
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
At January 1	~~W~~	1,383	478	933	207
(Reversal of) bad debt expense		(661)	326	450	271
At December 31	~~W~~	722	804	1,383	478

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

6.
Other Financial Assets

Details of other financial assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025	December 31, 2024
Current assets
Financial assets at fair value through profit or loss
Derivatives (*1)	~~W~~	62,740	186,676
Fair value hedging derivatives
Derivatives (*2)	~~W~~	-	99,116
Financial assets carried at amortized cost
Deposits	~~W~~	8,851	10,429
Short-term loans		13,318	26,098
Subtotal	~~W~~	22,169	36,527
Other financial assets
Lease receivables	~~W~~	4,616	6,302
Total	~~W~~	89,525	328,621
Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	124,316	120,501
Convertible securities		-	1,470
Derivatives (*1)		69,247	69,575
Subtotal	~~W~~	193,563	191,546
Fair value hedging derivatives
Derivatives (*2)	~~W~~	-	19,982
Financial assets carried at amortized cost
Deposits	~~W~~	5,698	6,318
Long-term loans		-	11,045
Subtotal	~~W~~	5,698	17,363
Other financial assets
Lease receivables	~~W~~	2,790	3,761
Total	~~W~~	202,051	232,652

(*1) The derivatives, which are not designated as hedging instruments, arise from cross-currency interest rate swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2) The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

7.
Inventories

Details of inventories as of December 31, 2025 and 2024 are as follows:

(i) As of December 31, 2025

(In millions of won)
		Cost	Valuation allowance	Carrying amount
Finished goods	~~W~~	802,647	(57,184)	745,463
Work-in-process		1,271,007	(156,597)	1,114,410
Raw materials		528,812	(24,969)	503,843
Supplies		204,905	(22,955)	181,950
Total	~~W~~	2,807,371	(261,705)	2,545,666

(ii) As of December 31, 2024

(In millions of won)
		Cost	Valuation allowance	Carrying amount
Finished goods	~~W~~	995,999	(51,305)	944,694
Work-in-process		1,184,516	(82,655)	1,101,861
Raw materials		477,929	(17,648)	460,281
Supplies		184,869	(20,463)	164,406
Total	~~W~~	2,843,313	(172,071)	2,671,242

For the years ended December 31, 2025 and 2024, the amounts of inventories recognized as expense and (reversal of) loss on valuation of inventories are as follows:

(In millions of won)		2025	2024
Cost of sales	~~W~~	22,433,623	24,039,928
Inventories recognized as expense		22,347,699	24,057,293
(Reversal of) write-downs of inventories included in (deducted from) cost of sales		85,924	(17,365)

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

8.
Investments in equity accounted investees

(a) Details of investments in associates as of December 31, 2025 and 2024 are as follows:

(In millions of won)
				December 31, 2025			December 31, 2024
Associates	Location	Closing	Business	Percentage of ownership		Carrying amount	Percentage of ownership		Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December	Production of glass for display	40%	~~W~~	31,479	40%	~~W~~	29,479
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March	Development and production of tablet for kids	10%		-	10%		-
Cynora GmbH	Bruchsal, Germany	December	Development of organic light emitting materials for displays and lighting devices	10%		-	10%		-
Material Science Co., Ltd. (*)	Hwaseong, South Korea	December	Development, production, and sales of materials for display	9%		5,027	14%		3,698
Total					~~W~~	36,506		~~W~~	33,177

(*) Due to the investee’s issuance of new shares, the Parent Company’s percentage of ownership decreased from 14% to 9%.

Although the Parent Company’s respective share interests in Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Parent Company is able to exercise significant influence through its right to appoint one or more directors to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividend income recognized from associates for the years ended December 31, 2025 and 2024 amounted to ~~W~~1,664 million and ~~W~~200 million, respectively.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

8. Investments in Equity Accounted Investees, Continued

(b) Summarized financial information of the significant associates as of December 31, 2025 and 2024 is as follows:

Paju Electric Glass Co., Ltd.

(In millions of won)
		December 31, 2025	December 31, 2024
Total assets	~~W~~	122,221	123,520
Current assets		110,544	110,055
Non-current assets		11,677	13,465
Total liabilities		42,107	48,088
Current liabilities		41,469	47,418
Non-current liabilities		638	670
Revenue		274,754	277,093
Profit for the year		7,499	10,015
Other comprehensive income		1,342	3,301
Total comprehensive income		8,841	13,316

(c) The reconciliation of the summarized financial information of the significant associates to the carrying amounts of the equity accounted investments as of December 31, 2025 and 2024 is as follows:

(i) As of December 31, 2025

(In millions of won)
Company		Net assets	Ownership interest	Net assets (applying ownership interest)	Intra-group transaction	Carrying amount
Paju Electric Glass Co., Ltd.	~~W~~	80,114	40%	32,046	(567)	31,479

(ii) As of December 31, 2024

(In millions of won)
Company		Net assets	Ownership interest	Net assets (applying ownership interest)	Intra-group transaction	Carrying amount
Paju Electric Glass Co., Ltd.	~~W~~	75,432	40%	30,173	(694)	29,479

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

8. Investments in Equity Accounted Investees, Continued

(d) Carrying amount of other associates, in aggregate, as of December 31, 2025 and 2024 is as follows:

(i) As of December 31, 2025

(In millions of won)
		Book value	Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	5,027	(644)	2,263	1,619

(ii) As of December 31, 2024

(In millions of won)
		Book value	Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	3,698	1,455	1,912	3,367

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

8. Investments in Equity Accounted Investees, Continued

(e) Changes in investments in associates accounted for using the equity method for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
			2025
Company			January 1	Disposals and others	Dividends received	Equity income on investments	Other comprehensive income	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	29,479	-	(1,664)	3,127	537	-	31,479
	Others		3,698	(1,853)	-	(644)	2,263	1,563	5,027
Total		~~W~~	33,177	(1,853)	(1,664)	2,483	2,800	1,563	36,506

(In millions of won)
			2024
Company			January 1	Disposals and others	Dividends received	Equity income on investments	Other comprehensive income	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	24,200	-	-	3,957	1,322	-	29,479
	Others		60,129	(60,581)	(200)	1,455	1,912	983	3,698
Total		~~W~~	84,329	(60,581)	(200)	5,412	3,234	983	33,177

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

9.
Property, Plant and Equipment

(a) Changes in property, plant and equipment for the years ended December 31, 2025 and 2024 are as follows:

(i) 2025

(In millions of won)
		Land	Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2025	~~W~~	426,342	10,529,816	53,029,839	925,048	3,581,525	225,250	1,570,421	70,288,241
Accumulated depreciation as of January 1, 2025		-	(4,813,622)	(43,403,177)	(793,522)	-	(129,395)	(1,161,523)	(50,301,239)
Accumulated impairment loss as of January 1, 2025		-	(490,962)	(1,950,261)	(14,375)	(291,807)	(6,922)	(29,802)	(2,784,129)
Book value as of January 1, 2025	~~W~~	426,342	5,225,232	7,676,401	117,151	3,289,718	88,933	379,096	17,202,873
Additions		-	-	-	-	1,230,814	59,797	-	1,290,611
Depreciation (*3)		-	(405,985)	(2,820,923)	(68,357)	-	(54,801)	(298,610)	(3,648,676)
Disposals		(12,559)	(38,691)	(79,455)	(230)	-	-	(35,999)	(166,934)
Reversal (Impairment loss) (*4)		-	(1)	(1,696)	23	(151,170)	-	(6,418)	(159,262)
Others (*5)		2,320	78,511	824,638	59,400	(1,278,851)	-	319,314	5,332
Government grants received		-	-	(1,041)	-	-	-	-	(1,041)
Effect of movements in exchange rates		-	(25,102)	(26,561)	(610)	(4,615)	5,819	(1,058)	(52,127)
Book value as of December 31, 2025	~~W~~	416,103	4,833,964	5,571,363	107,377	3,085,896	99,748	356,325	14,470,776
Acquisition cost as of December 31, 2025	~~W~~	416,103	10,241,886	52,909,959	898,593	3,527,370	242,844	1,706,196	69,942,951
Accumulated depreciation as of December 31, 2025	~~W~~	-	(4,917,449)	(45,387,667)	(777,017)	-	(136,546)	(1,317,039)	(52,535,718)
Accumulated impairment loss as of December 31, 2025	~~W~~	-	(490,473)	(1,950,929)	(14,199)	(441,474)	(6,550)	(32,832)	(2,936,457)

(*1) As of December 31, 2025, construction-in-progress mainly relates to construction of manufacturing facilities.

(*2) Others mainly consist of tools and equipment.

(*3) The Group has classified the depreciation as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses. It includes capitalized development costs.

(*4) Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(*5) Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

9. Property, Plant and Equipment, Continued

(ii) 2024

(In millions of won)
		Land	Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2024	~~W~~	472,813	10,192,281	52,107,890	942,376	7,571,687	245,149	1,448,688	72,980,884
Accumulated depreciation as of January 1, 2024		-	(4,715,087)	(43,466,025)	(775,953)	-	(119,804)	(1,062,377)	(50,139,246)
Accumulated impairment loss as of January 1, 2024		-	(447,003)	(1,860,182)	(13,285)	(285,626)	(6,099)	(29,111)	(2,641,306)
Book value as of January 1, 2024	~~W~~	472,813	5,030,191	6,781,683	153,138	7,286,061	119,246	357,200	20,200,332
Additions		-	-	-	-	1,499,468	33,865	-	1,533,333
Depreciation (*3)		-	(444,982)	(3,424,197)	(80,195)	-	(68,445)	(305,354)	(4,323,173)
Disposals		(47,344)	(28,598)	(132,473)	(178)	-	-	(52,377)	(260,970)
Impairment loss (*4)		-	(28)	(58,660)	(1,275)	(27,000)	-	(7,249)	(94,212)
Others (*5)		873	948,851	4,186,807	42,191	(5,565,372)	-	385,812	(838)
Government grants received		-	-	(2,307)	-	-	-	-	(2,307)
Effect of movements in exchange rates		-	265,665	350,074	7,520	106,339	23,058	9,741	762,397
Classified as held for sale		-	(545,867)	(24,526)	(4,050)	(9,778)	(18,791)	(8,677)	(611,689)
Book value as of December 31, 2024	~~W~~	426,342	5,225,232	7,676,401	117,151	3,289,718	88,933	379,096	17,202,873
Acquisition cost as of December 31, 2024	~~W~~	426,342	10,529,816	53,029,839	925,048	3,581,525	225,250	1,570,421	70,288,241
Accumulated depreciation as of December 31, 2024	~~W~~	-	(4,813,622)	(43,403,177)	(793,522)	-	(129,395)	(1,161,523)	(50,301,239)
Accumulated impairment loss as of December 31, 2024	~~W~~	-	(490,962)	(1,950,261)	(14,375)	(291,807)	(6,922)	(29,802)	(2,784,129)

(*1) As of December 31, 2024, construction-in-progress mainly relates to construction of manufacturing facilities.

(*2) Others mainly consist of tools and equipment.

(*3) The Group has classified the depreciation as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses. It includes capitalized development costs.

(*4) Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(*5) Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

9. Property, Plant and Equipment, Continued

(b) Capitalized borrowing costs and capitalization rate for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Capitalized borrowing costs	~~W~~	13,962	41,826
Capitalization rate		4.57%	5.64%

(c) The Group provides a portion of property, plant and equipment as an operating lease. For the year ended December 31, 2025, rental income from property, plant and equipment is ~~W~~5,028 million (2024: ~~W~~1,755 million).

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

10. Intangible Assets

(a) Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows:

(i) 2025

(In millions of won)
		Intellectual property rights	Software	Member-ships	Development costs	Construction-in-progress	Technology	Good-will	Total
Acquisition cost as of January 1, 2025	~~W~~	2,275,735	1,482,559	15,562	2,357,041	15,528	12,763	114,191	6,273,379
Accumulated amortization as of January 1, 2025		(1,525,276)	(1,228,377)	-	(1,715,408)	-	(11,738)	-	(4,480,799)
Accumulated impairment loss as of January 1, 2025		(60,627)	(24,192)	-	(64,353)	-	(43)	(84,958)	(234,173)
Book value as of January 1, 2025	~~W~~	689,832	229,990	15,562	577,280	15,528	982	29,233	1,558,407
Additions - internally generated		-	-	-	546,706	-	-	-	546,706
Additions - external purchases		67,785	-	-	-	107,069	-	-	174,854
Amortization (*1)		(167,885)	(129,238)	-	(453,824)	-	(224)	-	(751,171)
Disposals		(326)	-	-	(3,741)	-	-	-	(4,067)
Reversal(Impairment loss) (*2)		(1,106)	286	-	(54,184)	-	-	-	(55,004)
Others (*3)		-	122,267	-	-	(113,582)	2,400	-	11,085
Effect of movements in exchange rates		86	(1,916)	(15)	-	(4)	-	(926)	(2,775)
Book value as of December 31, 2025	~~W~~	588,386	221,389	15,547	612,237	9,011	3,158	28,307	1,478,035
Acquisition cost as of December 31, 2025	~~W~~	2,335,399	1,553,129	15,547	2,622,548	9,011	15,163	113,265	6,664,062
Accumulated amortization as of December 31, 2025	~~W~~	(1,686,428)	(1,308,290)	-	(1,934,470)	-	(11,962)	-	(4,941,150)
Accumulated impairment loss as of December 31, 2025	~~W~~	(60,585)	(23,450)	-	(75,841)	-	(43)	(84,958)	(244,877)

(*1) The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.

(*2) The Group recognized an impairment loss amounting to ~~W~~54,184 million for development projects which are not likely to generate probable future economic benefits.

(*3) Others mainly represent the reclassification of construction-in-progress to intangible assets.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

10. Intangible Assets, Continued

(ii) 2024

(In millions of won)
		Intellectual property rights	Software	Member-ships	Development costs	Construction-in-progress	Technology	Good-will	Total
Acquisition cost as of January 1, 2024	~~W~~	2,189,071	1,403,157	23,463	2,295,468	33,036	12,763	109,115	6,066,073
Accumulated amortization as of January 1, 2024		(1,299,655)	(1,160,702)	-	(1,509,575)	-	(11,574)	-	(3,981,506)
Accumulated impairment loss as of January 1, 2024		(60,637)	(19,001)	(1,541)	(144,432)	-	(43)	(84,958)	(310,612)
Book value as of January 1, 2024	~~W~~	828,779	223,454	21,922	641,461	33,036	1,146	24,157	1,773,955
Additions - internally generated		-	-	-	548,224	-	-	-	548,224
Additions - external purchases		49,818	-	-	-	110,616	-	-	160,434
Amortization (*1)		(188,058)	(122,539)	-	(546,377)	-	(164)	-	(857,138)
Disposals		-	(187)	(6,433)	-	-	-	-	(6,620)
Impairment loss (*2)		(1,931)	(4,517)	-	(66,028)	-	-	-	(72,476)
Others (*3)		-	128,986	-	-	(128,148)	-	-	838
Effect of movements in exchange rates		1,224	5,568	73	-	24	-	5,076	11,965
Classified as held for sale		-	(775)	-	-	-	-	-	(775)
Book value as of December 31, 2024	~~W~~	689,832	229,990	15,562	577,280	15,528	982	29,233	1,558,407
Acquisition cost as of December 31, 2024	~~W~~	2,275,735	1,482,559	15,562	2,357,041	15,528	12,763	114,191	6,273,379
Accumulated amortization as of December 31, 2024	~~W~~	(1,525,276)	(1,228,377)	-	(1,715,408)	-	(11,738)	-	(4,480,799)
Accumulated impairment loss as of December 31, 2024	~~W~~	(60,627)	(24,192)	-	(64,353)	-	(43)	(84,958)	(234,173)

(*1) The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.

(*2) The Group recognized an impairment loss amounting to ~~W~~66,028 million for development projects which are not likely to generate probable future economic benefits.

(*3) Others mainly represent the reclassification of construction-in-progress to intangible assets.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

10.
Intangible Assets, Continued

(b) The book value and remaining amortization period of development costs and intellectual property rights as of December 31, 2025 and 2024 are as follows:

Development costs

(i) As of December 31, 2025

(In millions of won and in years)
Classification	Category		Book Value	Remaining amortization period(*)
Development completed	TV	~~W~~	21,361	0.7
	IT		66,077	0.8
	Mobile and others		253,106	2.4
	Subtotal	~~W~~	340,544
Development in process	TV	~~W~~	21,758	-
	IT		25,502	-
	Mobile and others		224,433	-
	Subtotal	~~W~~	271,693
	Total	~~W~~	612,237

(*) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each product has a different remaining amortization period.

(ii) As of December 31, 2024

(In millions of won and in years)
Classification	Category		Book Value	Remaining amortization period(*)
Development completed	TV	~~W~~	49,705	0.8
	IT		49,615	0.7
	Mobile and others		255,128	2.7
	Subtotal	~~W~~	354,448
Development in process	TV	~~W~~	14,802	-
	IT		37,737	-
	Mobile and others		170,293	-
	Subtotal	~~W~~	222,832
	Total	~~W~~	577,280

(*) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each product has a different remaining amortization period.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

10. Intangible Assets, Continued

Intellectual property rights

(i) As of December 31, 2025

(In millions of won and in years)
Classification	Category		Book Value	Remaining amortization period (*1)
Patent	Direct additions	~~W~~	263,559	6.9
	Licenses agreement (*2)		321,790	4.9
	Subtotal	~~W~~	585,349
Other			3,037	3.6
	Total	~~W~~	588,386

(*1) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each patent has a different remaining amortization period.

(*2) The Group’s rights under contracts with the patent company.

(ii) As of December 31, 2024

(In millions of won and in years)
Classification	Category		Book Value	Remaining amortization period (*1)
Patent	Direct additions	~~W~~	237,364	7.0
	Licenses agreement (*2)		449,617	5.1
	Subtotal	~~W~~	686,981
Other			2,851	3.7
	Total	~~W~~	689,832

(*1) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each patent has a different remaining amortization period.

(*2) The Group’s rights under contracts with the patent company.

(c) The total amount of research and development expenditure recognized as an expense for the year ended December 31, 2025 is ~~W~~1,410,786 million (2024: ~~W~~1,447,706 million).

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

10. Intangible Assets, Continued

(d) Details of impairment test on Good-will

As of December 31, 2025, the entire amount of goodwill has been allocated to the Display cash-generating unit(CGU). Accordingly, the Group performed an impairment test on the Display CGU to which the goodwill has been allocated.

The recoverable amount of CGU is determined based on its value in use. Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated revenue and operating expenditures of the Group’s products used in the forecast was determined considering external sources and the Group’s historical experience. Management estimated the future cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU include revenue and operating expenditures for the forecast period and discount rate. Terminal growth rate and the discount rate used in the estimation of value in use are as follows.

Classification	Pre-tax discount rate(*)	Post-tax discount rate(*)	Terminal growth rate
Display CGU	9.1%	7.2%	1.0%

(*) The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of seven global listed companies in the same industry and the Group. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Group’s credit rating and debt ratio was determined using the average of the debt ratios of the seven global listed companies in the same industry and the Group. The Group calculates the value in use of the CGU using post-tax cash flows and a post-tax discount rate, and the result is not significantly different from the value in use calculated using pre-tax cash flows and pre-tax discount rate.

As a result of impairment test for Display CGU to which goodwill is allocated, the recoverable amount exceeded its carrying amount by ~~W~~611,764 million. Management has identified that a reasonably possible change in certain key assumption could cause the carrying amount to exceed the recoverable amount. The value in use determined for this CGU is sensitive to the discount rate used in the discounted cash flow model. Specifically, the discount rate would need to increase by 0.89% (holding all the other assumptions constant) for the estimated recoverable amount to be equal to the carrying amount.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

11.
Investment Property

(a) Changes in investment property for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025	2024
Book value as of January 1	~~W~~	27,911	32,995
Transfer		(5,331)	-
Depreciation		(4,558)	(5,084)
Others		9	-
Book value as of December 31	~~W~~	18,031	27,911

(b) For the year ended December 31, 2025, rental revenue from investment property is ~~W~~8,966 million (2024: ~~W~~8,891 million) and rental cost is ~~W~~4,956 million (2024: ~~W~~5,468 million).

12.
Financial Liabilities

(a)
Details of financial liabilities as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Current
Short-term borrowings	~~W~~	810,718	969,595
Current portion of long-term borrowings		2,548,958	4,907,390
Current portion of bonds		398,223	611,882
Derivatives (*)		4,066	3,762
Lease liabilities		36,429	34,821
Total	~~W~~	3,798,394	6,527,450
Non-current
Long-term borrowings	~~W~~	8,781,368	7,535,290
Bonds		124,871	525,957
Derivatives (*)		5,487	7,006
Lease liabilities		23,249	23,154
Total	~~W~~	8,934,975	8,091,407

(*) The derivatives, which are not designated as hedging instruments, arise from cross currency interest rate swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

12.
Financial Liabilities, Continued

(b) Details of short-term borrowings as of December 31, 2025 and 2024 are as follows:

(In millions of won)
Lender	Description	Annual interest rate as of December 31, 2025 (%)		December 31, 2025	December 31, 2024
Standard Chartered Bank Korea Limited and others	Working capital and others	3.60~5.72	~~W~~	810,718	969,595

(c) Details of Korean won denominated long-term borrowings as of December 31, 2025 and 2024 are as follows:

(In millions of won)
Lender	Description	Latest maturity date	Annual interest rate as of December 31, 2025 (%)		December 31, 2025	December 31, 2024
LG Electronics Inc.	Operating capital	-	-	~~W~~	-	1,000,000
Korea Development Bank and others	Facility capital and others	January 2026 ~ March 2030	3.46~5.65		4,000,423	3,668,538
Less: current portion					(1,190,000)	(1,861,000)
Total				~~W~~	2,810,423	2,807,538

(d) Details of foreign currency denominated long-term borrowings as of December 31, 2025 and 2024 are as follows:

(In millions of won, USD and CNY)

Lender	Description	Latest maturity date	Annual interest rate as of December 31, 2025 (%)		December 31, 2025	December 31, 2024
KEB Hana Bank and others	Facility capital and others	January 2026 ~ July 2029	2.03~6.27	~~W~~	7,329,903	7,774,142
Foreign currency equivalent of foreign currency borrowings					USD 2,350	USD 2,528
					CNY 19,332	CNY 20,164
Less: current portion					(1,358,958)	(3,046,390)
Total				~~W~~	5,970,945	4,727,752

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

12.
Financial Liabilities, Continued

(e) Details of bonds issued and outstanding as of December 31, 2025 and 2024 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2025 (%)		December 31, 2025	December 31, 2024
Korean won denominated bonds at amortized cost (*1)
Publicly issued bonds	September 2026 ~ February 2027	2.79~3.66	~~W~~	335,000	655,000
Privately issued bonds	January 2026	7.25		45,000	337,000
Less: discount on bonds				(257)	(705)
Less: current portion				(254,872)	(611,882)
Subtotal			~~W~~	124,871	379,413
Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2026	5.76	~~W~~	143,490	147,000
Foreign currency equivalent of foreign currency denominated bonds				USD 100	USD 100
Less: discount on bonds				(139)	(456)
Less: foreign currency equivalent of discount on bonds of foreign currency denominated bonds				USD (0)	USD (0)
Less: current portion				(143,351)	-
Subtotal			~~W~~	-	146,544
Total			~~W~~	124,871	525,957

(*1) Principal of the Korean won denominated bonds is to be repaid at maturity and interest is paid quarterly.

(*2) Principal of the foreign currency denominated bonds is to be repaid at maturity and interest is paid quarterly.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

13.
Post-employment Benefits

(a) Defined benefit plans

The Parent Company and its certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Parent Company or its certain subsidiaries.

The defined benefit plans expose the Group to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

i) Details of net defined benefit liabilities (defined benefit assets) recognized as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Present value of defined benefit obligations	~~W~~	1,276,310	1,444,252
Fair value of plan assets		(1,473,736)	(1,603,911)
Total	~~W~~	(197,426)	(159,659)
Defined benefit liabilities, net	~~W~~	1,109	1,093
Defined benefit assets, net	~~W~~	(198,535)	(160,752)

ii) Changes in the present value of the defined benefit obligations for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Defined benefit obligations at January 1	~~W~~	1,444,252	1,491,146
Current service cost		146,650	148,868
Interest cost		55,318	67,426
Remeasurements (before tax)		(82,071)	142,422
Benefit payments		(284,794)	(399,549)
Net transfers from (to) related parties		(3,036)	(5,975)
Others		(9)	(86)
Defined benefit obligations at December 31	~~W~~	1,276,310	1,444,252

Weighted average remaining maturity of defined benefit obligations as of December 31, 2025 is 7.62 years (December 31, 2024 : 9.98 years).

iii) Changes in fair value of plan assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Fair value of plan assets at January 1	~~W~~	1,603,911	1,897,025
Interest income		60,768	86,280
Remeasurements (before tax)		(894)	(11,781)
Contributions by employer directly to plan assets		98,705	1,499
Benefit payments		(288,754)	(369,112)
Fair value of plan assets at December 31	~~W~~	1,473,736	1,603,911

The Group is considering the amount of recent contributions and the size of plan assets when estimating the contributions expected to be paid in the fiscal year commencing after the end of the reporting period.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

13. Post-employment Benefits, Continued

iv) Details of plan assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Time deposits in banks	~~W~~	1,473,736	1,603,911

As of December 31, 2025, the Group maintains the plan assets with Shinhan Bank, KEB Hana Bank and others.

v) Details of expenses related to defined benefit plans recognized in profit or loss for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Current service cost	~~W~~	146,650	148,868
Net interest cost		(5,450)	(18,854)
Total (*)	~~W~~	141,200	130,014

(*) The total cost related to the defined benefit plans includes capitalized amounts of ~~W~~10,885 million (2024: ~~W~~9,885 million).

Details of expenses are recognized in the consolidated statements of comprehensive income (loss) as follows:

(In millions of won)		2025	2024
Cost of sales	~~W~~	94,756	89,052
Selling expenses		6,988	6,201
Administrative expenses		15,624	14,271
Research and development expenses		12,947	10,605
Total (*)	~~W~~	130,315	120,129

(*) The total cost recognized in the consolidated statements of comprehensive income (loss) related to the defined benefit plans excludes capitalized amounts of ~~W~~10,885 million (2024: ~~W~~9,885 million).

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

13. Post-employment Benefits, Continued

vi) Details of remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025	2024
Balance at January 1	~~W~~	(84,833)	47,087
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(5,600)	(21,525)
Demographic assumptions		(12,692)	7,487
Financial assumptions		100,363	(128,384)
Return on plan assets		(894)	(11,781)
Group’s share of associates regarding remeasurements		-	(85)
Subtotal	~~W~~	81,177	(154,288)
Income tax	~~W~~	(7,065)	22,368
Balance at December 31	~~W~~	(10,721)	(84,833)

vii) Details of principal actuarial assumptions as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Expected rate of salary increase	4.0%	4.0%
Discount rate for defined benefit obligations(*)	4.7%	3.9%

(*) For the year ended December 31, 2025, the Group changed the discount rate calculation method among the actuarial assumptions for the projected unit credit method to more reasonably determine the defined benefit obligation. As a result of this change in accounting estimate, the defined benefit obligation decreased by ~~W~~83,842 million, and retained earnings increased by ~~W~~76,545 million.

viii) Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2025:

(In millions of won)		Defined benefit obligations
		1% increase	1% decrease
Discount rate for defined benefit obligations	~~W~~	(88,618)	100,158
Expected rate of salary increase		104,279	(93,567)

(b) Defined contribution plans

The amount recognized as an expense in relation to the defined contribution plans for the year ended December 31, 2025 is ~~W~~33,253 million (2024: ~~W~~19,057 million).

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

14.
Provisions

Changes in provisions for the years ended December 31, 2025 and 2024 are as follows:

(i) 2025

(In millions of won)
		Litigation	Warranties (*)	Others	Total
At January 1, 2025	~~W~~	7,479	152,683	5,997	166,159
Additions		8,844	71,255	13,349	93,448
Usage		(14,777)	(87,629)	(15,566)	(117,972)
At December 31, 2025	~~W~~	1,546	136,309	3,780	141,635
Current	~~W~~	1,546	80,964	3,780	86,290
Non-current	~~W~~	-	55,345	-	55,345

(*) The Group provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

(ii) 2024

(In millions of won)
		Litigation	Warranties (*)	Others	Total
At January 1, 2024	~~W~~	1,806	173,795	5,880	181,481
Additions		5,673	113,689	27,840	147,202
Usage		-	(134,801)	(27,723)	(162,524)
At December 31, 2024	~~W~~	7,479	152,683	5,997	166,159
Current	~~W~~	7,479	91,775	5,997	105,251
Non-current	~~W~~	-	60,908	-	60,908

(*) The Group provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

15.
Contingent Liabilities and Commitments

(a)
Legal Proceedings

Litigation alleging violations of antitrust and competition laws

The Group and other LCD panel manufacturers have been sued by individual companies for alleged violations of European Union competition laws. The Group is actively defending itself in these ongoing legal proceedings, and as of December 31, 2025, the Group cannot predict the ultimate outcome of the litigation.

Others

The Group is involved in various lawsuits and disputes in addition to pending proceeding described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)
Commitments

Factoring and transfer of trade receivables

The Parent Company has entered into discount agreements with Korea Development Bank and other banks for accounts receivable related to export sales transactions with its subsidiaries, with a credit limit of up to USD 1,000 million (Equivalent to ~~W~~1,434,900 million). As of December 31, 2025, there are no discounted trade receivables under the agreements that remain outstanding until maturity. In relation to the above agreements, the financial institutions retain the right of recourse against the Group for any discounted receivables that are not collected at maturity.

The Group has entered into receivable transfer agreements with Standard Chartered Bank and other financial institutions in respect of trade receivables arising from domestic and export sales transactions, with an aggregate limit of ~~W~~3,867,056 million. As of December 31, 2025, the amount of transferred trade receivables that remain outstanding until maturity under the agreement is ~~W~~2,167,215 million. In relation to the above agreements, the financial institutions do not have recourse to the Group for any receivables that are not recovered at maturity.

Loan commitment

As of December 31, 2025, the Group has borrowing and letter of credit facilities with Hana Bank and other financial institutions, with a combined credit limit of ~~W~~3,954,901 million.

Payment guarantees

The Group is provided with the payment guarantees for the borrowings amounting to USD 914 million (Equivalent to ~~W~~1,311,588 million) by the Export-Import Bank of Korea and others.

The Group has entered into agreements with Seoul Guarantee Insurance Co., Ltd., China Construction Bank Corporation and others to receive guarantees up to KRW 2,662 million, CNY 830 million (Equivalent to ~~W~~169,951 million), JPY 900 million (Equivalent to ~~W~~8,259 million), VND 43,484 million (Equivalent to ~~W~~2,374 million), and USD 0.2 million (Equivalent to ~~W~~260 million) for the performance guarantees, payment of consumption tax, import value-added tax, customs duties, and electricity charges.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

15.
Contingent Liabilities and Commitments, Continued

License agreements

As of December 31, 2025, the Group has a trademark license agreement with LG Corp. and pays the usage fee according to the terms of the Agreement.

Collateral

Details of collateral provided by the Group as of December 31, 2025 are as follows:

(In millions of won, CNY)

Collateral	Carrying amount	Maximum secured amount of credit	Secured creditor	Collateral borrowings amount
Property, plant and equipment and others	217,031	780,000	Korea Development Bank and others	650,000
Property, plant and equipment and others	724,965	-	China Construction Bank Corporation and others	CNY 4,500

Commitments for asset acquisition

The amount committed to acquire property, plant, equipment and intangible assets not recognized on the financial statements as of December 31, 2025 is ~~W~~908,493 million.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

16.
Share Capital, Share Premium and Reserves

(a)
Share capital and Share premium

The total number of shares to be issued by the Parent Company is 1,000,000,000 shares, the number of shares issued is 500,000,000 shares (December 31, 2024: 500,000,000 shares), and the par value per share is ~~W~~5,000. There were no changes in the share capital of the Parent Company for the year ended December 31, 2025.

The Parent Company conducted a paid-in capital increase based on the resolution of the board of directors on December 18, 2023, and the newly issued shares were listed on the Korea Exchange (KRX) on March 26, 2024.

With the new shares of common stock, the capital stock increased by ~~W~~710,921 million to ~~W~~2,500,000 million for the year ended December 31, 2024.

Capital surplus as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Share premium	~~W~~	2,821,006	2,821,006
Other capital surplus		(80,195)	(47,419)
Total	~~W~~	2,740,811	2,773,587

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

16.
Share Capital, Share Premium and Reserves, Continued

(b)
Reserves

Reserves consist of the following:

Foreign currency translation differences for foreign operations

Foreign currency translation differences for foreign operations include all foreign currency differences arising from translating the financial statements of the Group’s foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises include the Group’s share of other comprehensive income arising from the amount related to change in equity of investments in equity- method investments.

Other comprehensive income (loss) held for sale

The other comprehensive income (loss) held for sale comprises the translation reserve from the disposal groups held for sale.

Reserves as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Foreign currency translation differences for foreign operations	~~W~~	1,108,625	1,025,319
Other comprehensive loss from associates		(27,224)	(29,496)
Other comprehensive income held for sale		-	291,363
Total	~~W~~	1,081,401	1,287,186

The movement in reserves for the years ended December 31, 2025 and 2024 are as follows:

		Foreign currency translation differences	Other comprehensive income (loss) from associates (excluding remeasurements)	Other comprehensive income (loss) held for sale	Total
January 1, 2024	~~W~~	548,792	(32,816)	-	515,976
Change in reserves		476,527	3,320	291,363	771,210
December 31, 2024	~~W~~	1,025,319	(29,496)	291,363	1,287,186
January 1, 2025	~~W~~	1,025,319	(29,496)	291,363	1,287,186
Change in reserves		83,306	2,272	(291,363)	(205,785)
December 31, 2025	~~W~~	1,108,625	(27,224)	-	1,081,401

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

17.
Revenue

Details of revenue for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Sales of goods	~~W~~	25,567,576	26,455,920
Others (*)		242,506	159,427
Total	~~W~~	25,810,082	26,615,347

(*) Others include royalties and rental revenue.

For the year ended December 31, 2025, the revenue recognized by satisfying performance obligation for the amount received from the customer in the prior reporting period is ~~W~~1,107,611 million (2024: ~~W~~589,055 million).

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

18.
Information about geographical areas and products

Details of information of geographical areas and products for the years ended December 31, 2025, and 2024 are as follows:

(a)
Revenue by geography (Customer based)

(In millions of won)
Region		2025	2024
Domestic	~~W~~	990,498	1,007,200
Foreign
China		16,591,815	18,150,480
Asia (excluding China)		4,540,843	3,228,369
North America		1,969,811	2,282,754
Europe		1,717,115	1,946,544
Subtotal	~~W~~	24,819,584	25,608,147
Total	~~W~~	25,810,082	26,615,347

“Company A” and “Company B” accounted for more than 10% of the Group’s revenue for the year ended December 31, 2025, with amounts of ~~W~~14,835,862 million and ~~W~~3,412,768 million, respectively (2024: ~~W~~14,281,844 million and ~~W~~3,767,278 million, respectively). The aggregated revenues from the Group’s top ten customers accounted for 92% of revenue for the year ended December 31, 2025 (2024: 89%).

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

18.
Information about geographical areas and products, Continued

(b)
Non-current assets by geography

(In millions of won)
Region		December 31, 2025			December 31, 2024
		Property, plant and equipment	Intangible assets	Investment Property	Property, plant and equipment	Intangible assets	Investment Property
Domestic	~~W~~	10,299,102	1,427,773	18,031	11,913,201	1,485,876	27,911
Foreign
China		1,457,884	6,816	-	2,099,653	16,792	-
Vietnam		2,699,577	30,249	-	3,181,152	41,574	-
Others		14,213	13,197	-	8,867	14,165	-
Subtotal	~~W~~	4,171,674	50,262	-	5,289,672	72,531	-
Total	~~W~~	14,470,776	1,478,035	18,031	17,202,873	1,558,407	27,911

(c)
Revenue by products and services

(In millions of won)
		2025	2024
TV	~~W~~	4,791,384	5,972,637
IT		9,509,439	9,419,615
Mobile and others (*)		9,372,982	8,942,349
AUTO		2,136,277	2,280,746
Total (*)	~~W~~	25,810,082	26,615,347

(*) This includes other revenue.

For the year ended December 31, 2025, the revenue from OLED products accounted for 61% of the total revenue (2024: 55%).

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

19.
The Nature of Expenses

The classifications of expenses by nature for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Changes in inventories	~~W~~	125,576	(143,513)
Purchases of raw materials and others		11,866,405	12,973,989
Depreciation and amortization		4,354,145	5,125,637
Outsourcing		1,312,558	1,159,520
Labor		3,595,835	3,714,001
Supplies and others		954,564	987,265
Utility		1,286,792	1,397,669
Fees and commissions		689,309	740,863
Freight cost		114,144	172,081
Advertising		61,725	67,092
Warranty		71,255	113,689
Travel		41,677	53,244
Taxes and dues		116,954	135,982
Others		702,166	678,424
Total (*)	~~W~~	25,293,105	27,175,943

(*) Total expenses consist of cost of sales, selling, administrative, research and development expenses.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

20.
Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Salaries	~~W~~	541,898	579,784
Post-employment benefit		26,370	22,596
Other employee benefits		79,391	84,007
Freight cost		76,931	119,325
Fees and commissions		228,638	246,020
Depreciation and amortization		222,090	266,159
Taxes and dues		30,641	63,382
Advertising		61,725	67,092
Warranty		71,255	113,689
Insurance		12,348	14,216
Travel		11,567	13,122
Training		7,810	9,306
Others		78,032	89,611
Total	~~W~~	1,448,696	1,688,309

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

21.
Other Non-operating Income and Other Non-operating Expenses

(a) Details of other non-operating income for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Foreign currency gain	~~W~~	1,701,860	1,972,046
Gain on disposal of assets held for sale		759,387	-
Gain on disposal of property, plant and equipment		45,504	51,792
Gain on disposal of intangible assets		1,592	25
Reversal of impairment loss on property, plant and equipment		2,317	4,314
Others		85,490	72,266
Total	~~W~~	2,596,150	2,100,443

(b) Details of other non-operating expenses for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Foreign currency loss	~~W~~	1,695,524	2,479,014
Loss on disposal of property, plant and equipment		89,049	76,771
Impairment loss on property, plant and equipment		161,579	98,525
Impairment loss on intangible assets		55,292	72,490
Others		38,007	71,181
Total	~~W~~	2,039,451	2,797,981

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

22.
Finance Income and Finance Costs

Details of finance income and costs recognized in profit or loss for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Finance income
Interest income	~~W~~	51,686	87,692
Foreign currency gain		332,178	375,557
Gain on valuation of financial assets at fair value through profit or loss		15,677	532
Gain on transaction of derivatives		162,139	274,173
Gain on valuation of derivatives		16,002	145,078
Others		764	62
Total	~~W~~	578,446	883,094
Finance costs
Interest expense	~~W~~	702,608	909,640
Foreign currency loss		274,151	861,409
Loss on sale of trade accounts and notes receivable		20,916	26,178
Loss on valuation of financial assets at fair value through profit or loss		5,556	9,122
Loss on valuation of derivatives		139,051	5,771
Others		10,634	9,792
Total	~~W~~	1,152,916	1,821,912

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

23. Income Tax Benefit (Expense)

(a) Details of income tax benefit (expense) for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Current tax expense
Current year	~~W~~	(109,389)	(191,865)
Adjustment for prior years		(43,785)	(32,276)
Subtotal	~~W~~	(153,174)	(224,141)
Deferred tax benefit
Changes in temporary differences	~~W~~	(44,708)	6,381
Income tax expense	~~W~~	(197,882)	(217,760)

(b) Details of income tax benefit (expense) recognized in equity for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025			2024
		Before tax	Income tax effect	Net of tax	Before tax	Income tax effect	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	81,177	(7,065)	74,112	(154,203)	22,368	(131,835)
Foreign currency translation differences		(256,803)	72,373	(184,430)	997,729	(71,092)	926,637
Acquisition of non-controlling shareholders' interests in subsidiaries		(18,683)	(14,093)	(32,776)	(61,512)	14,093	(47,419)
Change in equity of equity method investee		2,800	(528)	2,272	3,235	-	3,235
Total	~~W~~	(191,509)	50,687	(140,822)	785,249	(34,631)	750,618

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

23. Income Tax Benefit (Expense), Continued

(c) Reconciliation of the effective tax rate for the years ended December 31, 2025 and 2024 is as follows:

(In millions of won)
		2025	2024
Profit (loss) for the year	~~W~~	303,807	(2,409,300)
Income tax expense		(197,882)	(217,760)
Profit (loss) before income tax		501,689	(2,191,540)
Income tax benefit using the statutory tax rate of each country		(80,069)	527,019
Income not subject to tax (Expenses not deductible for tax purposes)		(25,777)	2,704
Tax credit		18,081	22,854
Change in unrecognized deferred tax assets (*1)		273,296	(703,714)
Adjustment for prior years		(43,785)	(13,807)
Effect on change in tax rate		(337,974)	(54,821)
Others		(1,654)	2,005
Total	~~W~~	(197,882)	(217,760)
Effective tax rate		39.4%	(*2)

(*1) The effect of changes in deferred tax assets related to tax loss carryforwards and tax credit carryforwards that are not realizable based on the estimates of future taxable profit.

(*2) Actual effective tax rate is not calculated due to loss before income tax for the year ended December 31, 2024.

.

(d) Global Minimum Tax

Under Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between the GloBE effective tax rate per jurisdiction and the 15% minimum rate. The Group has assessed its impact of the Pillar Two legislation on its financial statements. As a result of the assessment, current tax expenses is recognized for ~~W~~7,570 million for the year ended December 31, 2025.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

24.
Deferred Tax Assets and Liabilities

(a) Details of the recovery and settlement timings for deferred tax assets and liabilities as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Deferred tax assets
Deferred tax asset to be recovered after more than 12 months	~~W~~	3,703,599	3,694,831
Deferred tax asset to be recovered within 12 months		372,278	493,850
Total deferred tax assets		4,075,877	4,188,681
Deferred tax liabilities
Deferred tax liability to be settled after more than 12 months	~~W~~	455,001	496,851
Deferred tax liability to be settled within 12 months		110,720	187,653
Total deferred tax liabilities		565,721	684,504
Deferred tax assets after offsetting	~~W~~	3,510,156	3,504,177

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

24.
Deferred Tax Assets and Liabilities, Continued

(b) Changes in deferred tax assets and liabilities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)

		January 1, 2024	Profit or loss for 2024	Other comprehensive income (loss) and others for 2024	Classified as held for sale	December 31, 2024	Profit or loss for 2025	Other comprehensive income (loss) and others for 2025	December 31, 2025
Other accounts Receivable	~~W~~	(61)	(4,409)	-	-	(4,470)	(4,056)	-	(8,526)
Inventories		51,728	12,897	-	(1,498)	63,127	24,610	-	87,737
Defined benefits assets and others		(89,753)	53,721	22,368	-	(13,664)	(26,541)	(7,065)	(47,270)
Subsidiaries and associates		(89,649)	(3,731)	(56,999)	-	(150,379)	(25,231)	57,752	(117,858)
Accrued expenses		97,867	8,902	-	(176)	106,593	28,090	-	134,683
Property, plant and equipment and intangible Assets		577,308	(58,721)	-	60,747	579,334	(200,533)	-	378,801
Provisions		39,586	(4,666)	-	-	34,920	(2,151)	-	32,769
Other temporary differences		58,731	(8,413)	-	(15,100)	35,218	(11,584)	-	23,634
Tax loss carryforwards		2,766,820	14,365	-	(72,338)	2,708,847	162,117	-	2,870,964
Tax credit carryforwards		148,215	(3,564)	-	-	144,651	10,571	-	155,222
Deferred tax assets (liabilities)	~~W~~	3,560,792	6,381	(34,631)	(28,365)	3,504,177	(44,708)	50,687	3,510,156

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

24.
Deferred Tax Assets and Liabilities, Continued

(c) Details of deductible (taxable) temporary difference, tax credit carryforwards and tax loss carryforwards unrecognized as deferred tax assets (liabilities) as of December 31, 2025, are as follows:

(In millions of won)
		Amount	Reason
Investments with its subsidiary	~~W~~	(1,115,322)	Unlikely to reverse (dispose of) in the foreseeable future
Tax credit carryforwards (*1)		1,081,726	Uncertainty of future taxable profit
Tax loss carryforwards (*2)		2,021,561	Uncertainty of future taxable profit

(*1) Unrecognized tax credit carryforwards due to the low probability of realization in the future as of December 31, 2025, will be expired from 2026.

(*2) Unrecognized tax loss carryforwards due to the low probability of realization in the future as of December 31, 2025, will be expired from 2039.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

25.
Earnings (Loss) Per Share

(a)
Basic earnings (loss) per share for the years ended December 31, 2025 and 2024 are as follows:

(In won and number of shares)
		2025	2024
Profit (loss) for the year	~~W~~	226,311,788,315	(2,562,606,429,762)
Weighted-average number of common shares outstanding		500,000,000	471,252,355
Basic earnings (loss) per share	~~W~~	453	(5,438)

Due to paid-in capital increase for the year ended December 31, 2024, the number of outstanding shares has increased.

(b) Diluted earnings (loss) per share is not different from basic earnings (loss) per share as there are no dilution effects of potential common stocks.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risk. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, which will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i) Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency. The currencies in which these transactions primarily are denominated are USD and JPY, etc.

The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances in foreign currency cash inflows and outflows. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

Cross currency interest rate swap contracts, USD 580 million (December 31, 2024: USD 500 million) and CNY 380 million (December 31, 2024: CNY 726 million) were entered into to manage currency risk with respect to foreign currency denominated borrowings and USD 1,020 million (December 31, 2024: USD 980 million) were entered into to manage currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

The currency forward exchange contracts entered into to manage foreign exchange risk related to advances received in foreign currency expired during the reporting period, and there is no outstanding balance as of December 31, 2025 (December 31, 2024: USD 750 million).

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

A weaker won, as indicated below, against the following currencies which comprise the Group’s financial assets or liabilities denominated in a foreign currency as of December 31, 2025 and 2024, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The sensitivity analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in profit or loss before income tax would have been as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
USD (5 percent weakening)	~~W~~	21,011	(35,868)
JPY (5 percent weakening)		(5,434)	(6,645)

If the exchange rates for the currencies presented above were to decrease at the end of the reporting period, with all other variables held constant, the effects would be the opposite of those presented above.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

(ii) Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manage interest rate risk by monitoring trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,020 million (Equivalent to ~~W~~1,463,598 million) and interest rate swap contracts amounting to USD 250 million (Equivalent to ~~W~~ 358,725 million) and ~~W~~2,280,000 million in notional amount to hedge interest rate risk with respect to variable interest-bearing borrowings.

i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of December 31, 2025 and 2024 is as follows:

(In millions of won)		December 31, 2025	December 31, 2024

Fixed rate instruments
Financial assets	~~W~~	1,572,658	2,023,710
Financial liabilities		(2,548,213)	(4,722,962)
Total	~~W~~	(975,555)	(2,699,252)
Variable rate instruments
Financial liabilities	~~W~~	(10,115,925)	(9,827,152)

ii) Profit or loss before income tax sensitivity analysis for variable rate instruments

As of December 31, 2025 and 2024, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) profit or loss before income tax by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)		Profit or loss before income tax
		1%p increase	1%p decrease
December 31, 2025
Variable rate instruments	~~W~~	(101,159)	101,159
December 31, 2024
Variable rate instruments	~~W~~	(98,272)	98,272

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

(b) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, does not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Financial assets carried at amortized cost
Cash equivalents	~~W~~	1,572,058	2,021,640
Deposits in banks		611	611
Trade accounts and notes receivable, net		2,136,774	2,500,608
Non-trade receivables, net		145,426	227,477
Accrued income, net		34,987	22,552
Deposits		14,549	16,747
Loans		13,318	37,143
Subtotal		3,917,723	4,826,778
Other financial assets
Lease receivables	~~W~~	7,406	10,063
Financial assets at fair value through profit or loss
Convertible securities	~~W~~	-	1,470
Derivatives		131,987	256,251
Subtotal	~~W~~	131,987	257,721
Financial assets at fair value through other comprehensive profit or loss
Trade accounts and notes receivable, net	~~W~~	222,410	1,123,869
Financial assets effective for fair value hedging
Derivatives	~~W~~	-	119,098
Total	~~W~~	4,279,526	6,337,529

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing.

Meanwhile, the Group has entered into borrowing facility agreements with several banks. These agreements may include financial covenants requiring the Group to meet certain financial performance targets. The Group periodically monitors compliance with these agreements through its internal control procedures to proactively manage liquidity risk.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

i) Contractual cash flows of financial liabilities

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2025 and 2024.

(i) As of December 31, 2025

(In millions of won)			Contractual cash flows
		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	12,141,044	12,946,309	2,537,318	1,236,157	4,624,773	4,548,061	-
Bonds		523,094	538,548	198,654	213,751	126,143	-	-
Trade accounts and notes payable (*)		3,307,687	3,307,687	3,307,687	-	-	-	-
Other accounts payable (*)		1,461,014	1,462,662	1,432,529	30,133	-	-	-
Long-term other accounts payable		218,683	248,238	-	-	67,441	180,797	-
Security deposits received		138,384	147,478	480	4,109	142,864	25	-
Lease liabilities		59,678	62,604	23,122	14,889	10,342	14,095	156
Derivative financial liabilities
Derivatives	~~W~~	9,553	7,157	3,027	2,416	1,792	(78)	-
Cash outflow		-	325,920	18,751	13,131	292,017	2,021	-
Cash inflow		-	(318,763)	(15,724)	(10,715)	(290,225)	(2,099)	-
Total	~~W~~	17,859,137	18,720,683	7,502,817	1,501,455	4,973,355	4,742,900	156

(*) As of December 31, 2025, it includes ~~W~~704,529 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

(ii) As of December 31, 2024

(In millions of won)			Contractual cash flows
		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	13,412,275	14,453,995	3,730,807	2,609,727	3,941,215	4,146,933	25,313
Bonds		1,137,839	1,185,892	631,539	11,638	416,573	126,142	-
Trade accounts and notes payable (*)		4,156,149	4,156,149	3,884,788	271,361	-	-	-
Other accounts payable (*)		1,720,670	1,723,867	1,404,896	318,971	-	-	-
Long-term other accounts payable		279,774	323,400	-	-	69,090	192,570	61,740
Security deposits received		160,713	189,214	-	808	6,841	181,565	-
Lease liabilities		57,975	60,653	23,948	12,681	13,889	9,423	712
Derivative financial liabilities
Derivatives	~~W~~	10,768	11,184	930	3,447	4,495	2,312	-
Cash outflow		-	75,016	21,402	20,467	22,342	10,805	-
Cash inflow		-	(63,832)	(20,472)	(17,020)	(17,847)	(8,493)	-
Total	~~W~~	20,936,163	22,104,354	9,676,908	3,228,633	4,452,103	4,658,945	87,765

(*) As of December 31, 2024, it includes ~~W~~1,187,450 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

ii) Supplier Finance Arrangement

Supplier finance arrangements are characterized by one or more finance providers offering to pay amounts that the Group owes its suppliers and the Group agreeing to pay finance providers according to the terms and conditions of the arrangements at a date later than, when suppliers are paid. These arrangements provide the Group with extended payment terms, or the Group’s suppliers with early payment terms, compared to the related invoice payment due date.

The carrying amounts of financial liabilities from supplier financing agreement as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025		December 31, 2024
		Trade accounts and notes payable	Other Accounts Payable	Trade accounts and notes payable	Other Accounts Payable
Liabilities under supplier finance arrangement
Purchase Card (*1)	~~W~~	474,781	219,697	778,535	366,853
Electronic Trade Receivable-Secured Loan (*2)		53,667	142,872	90,328	164,741
Liabilities under supplier finance arrangement of which the supplier has received payment from the finance provider
Purchase Card (*1)	~~W~~	474,781	219,697	778,535	366,853
Electronic Trade Receivable-Secured Loan (*2)		2,138	12,465	2,443	2,952

(*1) The Group pays the settlement amount to the card company on the end date of credit term according to the card agreement. The Group uses purchase cards in agreement with the supplier, the amount paid to the card company is for the purchase of goods or services incurred in the normal course of business, with no change in the underlying purpose of the transaction, and the payment deadline to the card company falls within the normal business cycle of one year or less, and no collateral is provided in connection with this agreement. Therefore, it is classified as trade accounts and notes payable and other account payable and presented as operating and investing activities in the cash flow statement.

(*2) The Group enters into supplier financial agreement with financial institutions to streamline the payment process and offer early payment terms to suppliers. Under the supplier financial agreement, if a vendor that supplied goods or services to the Group transfers its account receivables to the financial institution within the payment due date, the Group pays the amount to the financial institution. There is no change in the original debt recognized as trade accounts and notes payable or other account payable because the supplier financial agreement does not result in a substantive reduction of the Group’s payment obligation or a change in payment terms.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

The range of payment due dates as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Liabilities under supplier finance arrangement
Purchase Card	91~205 days	270~288 days
Electronic Trade Receivable-Secured Loan	45~123 days	45~123 days
Trade accounts and notes payable not covered by the supplier finance agreement	5~123 days	3~123 days

There were no material business combinations or foreign exchange differences that would affect the liabilities under the supplier finance arrangement.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

(d)
Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. The Group is also responsible for complying with certain financial ratios as part of capital maintenance conditions imposed externally. To fulfill this responsibility, the Group regularly monitors these financial ratios and takes proactive measures when necessary.

(In millions of won)
		December 31, 2025	December 31, 2024
Total liabilities	~~W~~	19,077,462	24,786,759
Total equity		7,839,238	8,072,807
Cash and deposits in banks (*1)		1,572,658	2,022,240
Borrowings (including bonds)		12,664,138	14,550,114
Total liabilities to equity ratio		243%	307%
Net borrowings to equity ratio (*2)		141%	155%

(*1) Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.

(*2) Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

(e)
Determination of fair value

(i)
Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

(ii) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025		December 31, 2024
		Carrying amounts	Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	1,572,058	(*1)	2,021,640	(*1)
Deposits in banks		611	(*1)	611	(*1)
Trade accounts and notes receivable, net		2,136,774	(*1)	2,500,608	(*1)
Non-trade receivables, net		145,426	(*1)	227,477	(*1)
Accrued income, net		34,987	(*1)	22,552	(*1)
Deposits		14,549	(*1)	16,747	(*1)
Loans		13,318	(*1)	37,143	(*1)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	124,316	124,316	120,501	120,501
Convertible securities		-	-	1,470	1,470
Derivatives		131,987	131,987	256,251	256,251
Financial assets at fair value through other comprehensive profit or loss
Trade accounts and notes receivable, net	~~W~~	222,410	(*1)	1,123,869	(*1)
Financial assets effective for fair value hedging
Derivatives	~~W~~	-	-	119,098	119,098
Other financial assets
Lease receivables		7,406	(*1)	10,063	(*1)
Financial liabilities carried at amortized cost
Borrowings	~~W~~	12,141,044	12,170,751	13,412,275	13,482,726
Bonds		523,094	523,500	1,137,839	1,142,725
Trade accounts and notes payable		3,307,687	(*1)	4,156,149	(*1)
Other accounts payable		1,679,697	(*1)	2,000,444	(*1)
Security deposits received		138,384	(*1)	160,713	(*1)
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	9,553	9,553	10,768	10,768
Other financial liabilities
Lease liabilities	~~W~~	59,678	(*2)	57,975	(*2)

(*1) Excluded from disclosures as the carrying amount approximates fair value.
(*2) Excluded from the fair value disclosures in accordance with Korean IFRS 1107 ‘Financial Instruments: Disclosures’.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

(iii) Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

▪
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
▪
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

▪
Level 3: inputs for the asset or liability that are not based on observable market data

The Group measures fair value for financial reporting purposes, including fair value measurements, which are classified as “Level 3”. The Group consults on the fair value assessment process and its results in accordance with the financial reporting schedule, and recognizes changes in the "level" at the end of the reporting period when there is a change in events or circumstances that cause a shift between fair value levels.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

ii) Assets and liabilities measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025			Total
Classification		Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	21,008	-	103,308	124,316
Derivatives		-	131,987	-	131,987
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	-	9,553	-	9,553

(In millions of won)		December 31, 2024			Total
Classification		Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	18,958	-	101,543	120,501
Convertible securities		-	-	1,470	1,470
Derivatives		-	256,251	-	256,251
Financial assets effective for fair value hedging
Derivatives	~~W~~	-	119,098	-	119,098
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	-	10,768	-	10,768

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

The valuation techniques and inputs for assets and liabilities measured at fair value that are classified as Level 2 and Level 3 within the fair value hierarchy as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025		December 31, 2024		Valuation technique	Input
Classification		Level 2	Level 3	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	-	103,308	-	101,543	Net asset value method and Comparable company analysis	Price to book value ratio
Convertible securities		-	-	-	1,470	Risk-adjusted discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		131,987	-	256,251	-	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for fair value hedging
Derivatives	~~W~~	-	-	119,098	-	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	9,553	-	10,768	-	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation techniques and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025			Valuation technique	Input
Classification		Level 1	Level 2	Level 3
Liabilities
Borrowings	~~W~~	-	-	12,170,751	Discounted cash flow	Discount rate
Bonds		-	-	523,500	Discounted cash flow	Discount rate

(In millions of won)		December 31, 2024			Valuation technique	Input
Classification		Level 1	Level 2	Level 3
Liabilities
Borrowings	~~W~~	-	-	13,482,726	Discounted cash flow	Discount rate
Bonds		-	-	1,142,725	Discounted cash flow	Discount rate

iv) The interest rates applied for determination of the above fair value as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Borrowings, bonds and others	3.32%~3.90%	3.70%~3.96%

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

v) There is no transfer between Level 1, Level 2 and Level 3 for the years ended December 31, 2025 and 2024, and the changes in financial assets classified as Level 3 of fair value measurements for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
Classification		January 1, 2025	Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	December 31, 2025
Equity instruments	~~W~~	101,543	1,422	-	2,914	(2,571)	103,308
Convertible securities		1,470	-	(1,399)	-	(71)	-

(In millions of won)
Classification		January 1, 2024	Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	December 31, 2024
Equity instruments	~~W~~	87,027	5,470	(128)	(2,809)	11,983	101,543
Convertible securities		3,127	-	(1,838)	-	181	1,470

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

26.
Financial Risk Management, Continued

(f) Net gains and losses by category of financial instruments

The net gains and losses by category of financial instruments for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025
		Financial assets at amortized cost	Financial liabilities at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Derivatives	Others	Total
Interest income	~~W~~	51,420	-	-	-	-	266	51,686
Interest expense		-	(700,214)	-	-	-	(2,394)	(702,608)
Foreign currency differences		(367,983)	454,997	-	-	(22,646)	-	64,368
Bad debt expense		107	-	-	-	-	-	107
Gain or loss on disposal		(7,062)	-	497	(13,854)	-	-	(20,419)
Gain or loss on valuation		-	-	7,343	-	-	-	7,343
Gain or loss on derivatives		-	-	-	-	34,935	-	34,935
Dividend income		-	-	266	-	-	-	266
Total	~~W~~	(323,518)	(245,217)	8,106	(13,854)	12,289	(2,128)	(564,322)

(In millions of won)
		2024
		Financial assets at amortized cost	Financial liabilities at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Derivatives	Others	Total
Interest income	~~W~~	87,510	-	-	-	-	182	87,692
Interest expense		-	(906,766)	-	-	-	(2,874)	(909,640)
Foreign currency differences		1,189,874	(2,238,150)	-	-	190,906	-	(857,370)
Reversal of bad debt expense		(689)	-	-	-	-	-	(689)
Gain or loss on disposal		(7,708)	-	(109)	(18,470)	-	-	(26,287)
Gain or loss on valuation		-	-	(8,590)	-	-	-	(8,590)
Gain or loss on repayment			(678)	-	-	-	-	(678)
Gain or loss on derivatives		-	-	-	-	413,480	-	413,480
Total	~~W~~	1,268,987	(3,145,594)	(8,699)	(18,470)	604,386	(2,692)	(1,302,082)

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

27. Leases

(a) Leases as lessee

The Group leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Group is a lessee is presented below.

(i) Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment(see Note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025
		Buildings and structures	Land	Machinery and equipment	Vehicles	Others	Total
At January 1	~~W~~	28,152	51,012	1,750	6,497	1,522	88,933
Acquisitions		54,542	75	954	4,100	126	59,797
Depreciation		(44,366)	(2,479)	(2,024)	(5,234)	(698)	(54,801)
Gain or loss on foreign currency translation		1,295	3,697	32	303	492	5,819
At December 31	~~W~~	39,623	52,305	712	5,666	1,442	99,748

(In millions of won)
		2024
		Buildings and structures	Land	Machinery and equipment	Vehicles	Others	Total
At January 1	~~W~~	57,946	51,249	714	7,439	1,898	119,246
Acquisitions		24,008	1	2,658	7,044	154	33,865
Depreciation		(56,080)	(3,063)	(1,645)	(6,879)	(778)	(68,445)
Gain or loss on foreign currency translation		13,877	8,410	23	456	292	23,058
Classified as held for sale		(11,599)	(5,585)	-	(1,563)	(44)	(18,791)
At December 31	~~W~~	28,152	51,012	1,750	6,497	1,522	88,933

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

27. Leases, Continued

(ii) Amounts recognized in profit or loss not from right-of-use assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Interest on lease liabilities	~~W~~	(2,394)	(2,874)
Income from sub-leasing right-of-use assets		266	182
Expenses relating to short-term leases		(208)	(274)
Expenses relating to leases of low-value assets that are not short-term leases		(436)	(543)

(iii) Changes in lease liabilities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
At January 1	~~W~~	57,975	73,364
Additions and others		54,605	55,619
Interest expense		2,394	2,874
Repayment of liabilities		(55,296)	(73,882)
At December 31	~~W~~	59,678	57,975

(iv) Total cash outflow from leases for the year ended December 31, 2025 amounted to ~~W~~55,674 million (2024: ~~W~~74,517 million).

(b) Leases as lessor

(i) Finance lease

The amount recognized as interest income on lease receivables during the year ended December 31, 2025 is ~~W~~266 million (2024: ~~W~~182 million).

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

(In millions of won)
		December 31, 2025	December 31, 2024
6 months or less	~~W~~	3,703	3,255
6-12 months		946	3,255
1-2 years		787	3,797
2-5 years		2,291	-
Total undiscounted lease payments	~~W~~	7,727	10,307
Unearned finance income		(321)	(244)
Net Investment in the lease	~~W~~	7,406	10,063

(ii) Operating lease

The Group leases out investment property and a portion of property, plant and equipment as operating leases (see Notes 9 and 11).

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

28.
Cash Flow Information

(a) Details of cash flows generated from operations for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Profit (loss) for the year	~~W~~	303,807	(2,409,300)
Adjustments for:	~~W~~
Income tax expense (Note 23)		197,882	217,760
Depreciation and amortization (Note 19)		4,354,145	5,125,637
Gain on foreign currency translation		(46,390)	(587,019)
Loss on foreign currency translation		320,723	979,061
Post-employment benefit (Note 13)		130,315	130,014
Gain on disposal of assets held for sale		(759,387)	-
Gain on disposal of property, plant and equipment		(45,504)	(51,792)
Loss on disposal of property, plant and equipment		89,049	76,771
Impairment loss on property, plant and equipment		161,579	98,525
Gain on disposal of intangible assets		(1,592)	(25)
Loss on disposal of intangible assets		-	388
Impairment loss on intangible assets		55,292	72,490
Expense on increase of provisions		93,448	119,141
Finance income		(449,117)	(511,068)
Finance costs		888,521	1,480,007
Equity in income of equity method accounted investees		(2,483)	(5,412)
Others		(381)	(89,979)
Changes in:	~~W~~
Trade accounts and notes receivable		24,354	(395,513)
Other accounts receivable		262,409	(142,775)
Inventories		203,867	(85,850)
Other current assets		62,508	(14,479)
Other non-current assets		(5,093)	2,537
Trade accounts and notes payable		(2,600,804)	(46,796)
Other accounts payable		(124,910)	(529,621)
Accrued expenses		157,252	92,474
Provisions		(119,049)	(134,684)
Advances received		11,034	(16,161)
Proceeds from settlement of derivatives		79,881	35,757
Other current liabilities		(19,466)	(4,050)
Defined benefit liabilities (assets), net		(97,767)	(38,018)
Other non-current liabilities		45,827	5,436
Cash generated from operations	~~W~~	3,169,950	3,373,456

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

28.
Cash Flow Information, Continued

(b) Changes in liabilities arising from financing activities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
				Non-cash transactions
		January 1, 2025	Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	December 31, 2025
Short-term borrowings	~~W~~	969,595	(117,506)	(41,371)	-	-	810,718
Long-term borrowings		12,442,680	(1,134,089)	9,619	11,108	1,008	11,330,326
Bonds		1,137,839	(612,000)	(3,507)	762	-	523,094
Security deposits received		160,713	(40,500)	-	-	18,171	138,384
Lease liabilities		57,975	(52,902)	(11,326)	-	65,931	59,678
Dividend payable		6,390	(6,390)	-	-	-	-
Total	~~W~~	14,775,192	(1,963,387)	(46,585)	11,870	85,110	12,862,200

(In millions of won)
				Non-cash transactions
		January 1, 2024	Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Classification of liabilities held for sale	Others	December 31, 2024
Short-term borrowings	~~W~~	1,875,635	(1,065,878)	159,838	-	-	-	969,595
Long-term borrowings		13,165,351	(726,352)	1,051,834	4,203	(1,060,592)	8,236	12,442,680
Bonds		1,488,143	(370,000)	18,004	1,692	-	-	1,137,839
Security deposits received		153,370	-	-	-	-	7,343	160,713
Lease liabilities		73,364	(71,008)	16,752	-	(6,772)	45,639	57,975
Dividend payable		7,302	(136,519)	268	-	-	135,339	6,390
Total	~~W~~	16,763,165	(2,369,757)	1,246,696	5,895	(1,067,364)	196,557	14,775,192

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

28.
Cash Flow Information, Continued

(c) Details of significant non-cash transactions for the years ended December 31, 2025, and 2024 are as follows:

(In millions of won)
		2025	2024
Changes in other accounts payable arising from the acquisition of property, plant and equipment	~~W~~	(116,302)	(630,267)
Changes in other accounts payable arising from the acquisition of Intangible assets		(88,733)	(137,918)
Recognition of right-of-use assets and lease liabilities	~~W~~	59,797	33,865
Reclassification of the current portion of borrowings/bonds		(3,874,477)	(6,559,088)
Classification of assets held for sale		-	983,317
Classification of liabilities held for sale		-	1,656,841

(d) For the year ended December 31, 2025, the Group disposed of its subsidiaries, LG Display Guangzhou Co., Ltd. and LG Display (China) Co., Ltd. Details of the disposals are as follows:

(In millions of won)
		2025
Total consideration from disposal
Cash and cash equivalents	~~W~~	2,203,806
Gain or loss on foreign currency translation		3,434
Subtotal	~~W~~	2,207,240
Carrying amount of disposed assets
Cash and cash equivalents	~~W~~	1,390,495
Trade accounts and notes receivable, net		1,523,477
Inventories, net		63,516
Property, plant and equipment		606,636
Others		11,525
Subtotal	~~W~~	3,595,649
Carrying amount of disposed liabilities
Trade accounts and notes payable	~~W~~	329,993
Financial liabilities		1,063,548
Other accounts payables and others		102,211
Others		722
Subtotal	~~W~~	1,496,474
Non-controlling interests	~~W~~	396,554
Reclassification of foreign currency translation differences for foreign operations		254,768
Gain on disposal		759,387

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

29.
Related Parties and Others

(a) Related parties

Details of related parties as of December 31, 2025 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Parent Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Parent Company	Subsidiaries of LG Electronics Inc.

(*) Details of associates are described in Note 8.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

29.
Related Parties and Others, Continued

(b) Details of major transactions with related parties for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*)
Associates
Paju Electric Glass Co., Ltd.	~~W~~	-	1,664	248,746	11,413
Material Science Co., Ltd.		-	-	3,198	1,923
Entity that has significant influence over the Parent Company
LG Electronics Inc.	~~W~~	292,846	-	17,911	258,458
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics India Pvt. Ltd.	~~W~~	32,143	-	-	109
LG Electronics Vietnam Haiphong Co., Ltd.		270,949	-	-	1,855
LG Electronics Nanjing New Technology Co., Ltd.		187,906	-	-	317
LG Electronics do Brasil Ltda.		23,608	-	-	88
LG Innotek Co., Ltd.		10,570	-	26,744	79,632
LG Electronics Mlawa Sp. z o.o.		1,132,561	-	-	1,031
LG Electronics Reynosa S.A. DE C.V.		949,347	-	-	933
LG Electronics Egypt S.A.E		12,586	-	-	22
LG Electronics Japan, Inc.		-	-	-	6,270
LG Electronics U.S.A., Inc.		-	-	-	2,590
P.T. LG Electronics Indonesia		477,948	-	-	746
HI-M Solutek Co., Ltd		-	-	-	10,417
LG Technology Ventures LLC		-	-	-	1,372
Others		586	-	202	1,677
Total	~~W~~	3,391,050	1,664	296,801	378,853

(*) Others include the amount of the acquisition of property, plant, and equipment.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

29.
Related Parties and Others, Continued

(In millions of won)		2024
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*1)
Associates
AVATEC Co., Ltd.(*2)	~~W~~	-	200	52,983	2,947
Paju Electric Glass Co., Ltd.		-	-	237,002	8,428
WooRee E&L Co., Ltd.(*2)		-	-	5,045	32
YAS Co., Ltd.(*2)		-	-	5,266	7,578
Material Science Co., Ltd.		-	-	3,579	1,512
Entity that has significant influence over the Parent Company
LG Electronics Inc.	~~W~~	349,194	-	19,959	354,362
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics India Pvt. Ltd.	~~W~~	52,736	-	-	275
LG Electronics Vietnam Haiphong Co., Ltd.		306,727	-	-	5,945
LG Electronics Nanjing New Technology Co., Ltd.		379,241	-	-	629
LG Electronics do Brasil Ltda.		32,165	-	-	248
LG Innotek Co., Ltd.		10,999	-	18,166	72,123
LG Electronics Mlawa Sp. z o.o.		977,531	-	-	1,105
LG Electronics Reynosa S.A. DE C.V.		973,432	-	-	746
LG Electronics Egypt S.A.E		24,454	-	-	32
LG Electronics Japan, Inc.		-	-	-	6,250
LG Electronics RUS, LLC		-	-	-	4,005
LG Electronics U.S.A., Inc.		-	-	-	2,128
P.T. LG Electronics Indonesia		482,099	-	-	1,254
HI-M Solutek Co., Ltd		-	-	-	9,636
LG Technology Ventures LLC		-	-	-	1,319
Others		330	-	462	1,579
Total	~~W~~	3,588,908	200	342,462	482,133

(*1) Others include the amount of the acquisition of property, plant, and equipment.

(*2) For the year ended December 31, 2024, the entity was excluded from related parties due to the loss of significant influence, and the transaction amount represents the amount before its exclusion.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

29.
Related Parties and Others, Continued

(c) Details of balances of receivables and payables from transactions with related parties as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Associates
Paju Electric Glass Co., Ltd.	~~W~~	-	-	62,277	64,140
Material Science Co., Ltd.		-	-	385	261
Entity that has significant influence over the Parent Company
LG Electronics Inc.(*1)	~~W~~	95,844	179,710	88,184	1,071,592
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics Vietnam Haiphong Co., Ltd.	~~W~~	41,403	72,521	12	921
LG Electronics Nanjing New Technology Co., Ltd.		19,036	61,922	9	15
LG Innotek Co., Ltd.(*2)		2,102	1,803	173,625	207,258
LG Electronics Mlawa Sp. z o.o.		101,105	149,789	11	131
LG Electronics Reynosa S.A. DE C.V.		87,555	55,500	-	-
P.T. LG Electronics Indonesia		23,766	63,719	36	53
LG Innotek USA, Inc.		2,688	19	-	-
Others		4,937	20,620	3,966	6,397
Total	~~W~~	378,436	605,603	328,505	1,350,768

(*1) Trade accounts and notes payable and others for LG Electronics Inc. as of December 31, 2024 includes borrowings of ~~W~~1,000,000 million(see Note 12.(c)).

(*2) Trade accounts and notes payable and others for LG Innotek Co., Ltd. includes deposits received from lease agreement of ~~W~~139,500 million as of December 31, 2025 and ~~W~~180,000 million as of December 31, 2024.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

29.
Related Parties and Others, Continued

(d) Details of significant financial transactions with related parties and others for the years ended December 31, 2025 and 2024 are as follows:

	2025
(In millions of won)	Company Name		Repayment of borrowings
Entity that has significant influence over the Parent Company	LG Electronics Inc.	~~W~~	1,000,000

	2024
(In millions of won)	Company Name		Capital increase	Collection of loans
Associates	WooRee E&L Co., Ltd.(*)	~~W~~	-	256
Entity that has significant influence over the Parent Company	LG Electronics Inc.	~~W~~	436,031	-

(*) For the year ended December 31, 2024, the entity was excluded from related parties due to the loss of significant influence, and the transaction amount represents the amount before its exclusion.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

29.
Related Parties and Others, Continued

(e) Large Enterprise Group Transactions

According to the 'Related Party Disclosures' under the Korean IFRS 1024, although not included in the scope of related parties, the major transaction details with the Large Enterprise Group subsidiaries and their affiliates, as well as the amounts of receivables and payables for the years ended December 31, 2025 and 2024 and as of December 31, 2025 and 2024, in accordance with the Monopoly Regulation and Fair Trade Act, are as follows:

(In millions of won)
		For the year ended December 31, 2025		December 31, 2025
		Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	-	2,357	-	163
LG Chem Ltd. and its subsidiaries		322	340,980	59	55,879
D&O Corp. and its subsidiaries		260	16,241	-	4,996
LG Corp.(*)		-	59,538	6,911	12
LG Management Development Institute		-	45,016	3	386
LG CNS Co., Ltd. and its subsidiaries		166	277,335	4	107,292
LG Household & Health Care Ltd. and its subsidiaries		-	72	-	-
HSAD Inc. and its subsidiaries		-	1,087	-	127
Robostar Co., Ltd.		-	320	-	59
Total	~~W~~	748	742,946	6,977	168,914

(*) According to the lease agreement signed with LG Corp., the recognized lease liabilities as of December 31, 2025 are ~~W~~4,607 million, and the lease liabilities are not included in the amount of 'Trade accounts and notes payable and others' above. The amount of lease repayment for the year ended December 31, 2025 is ~~W~~6,906 million.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

29.
Related Parties and Others, Continued

(In millions of won)
		For the year ended December 31, 2024		December 31, 2024
		Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	105,300	2,765	-	164
LG Chem Ltd. and its subsidiaries		500	567,215	188	239,895
D&O Corp. and its subsidiaries(*1)		270	72,093	-	86,714
LG Corp.(*2)		-	63,471	7,551	10,731
LG Management Development Institute		-	30,565	3	340
LG CNS Co., Ltd. and its subsidiaries		184	249,674	-	78,229
LG Household & Health Care Ltd. and its subsidiaries		-	96	-	-
HSAD Inc. and its subsidiaries		-	5,439	-	542
Robostar Co., Ltd.		-	2,821	-	2,398
Total	~~W~~	106,254	994,139	7,742	419,013

(*1) Among the D&O Corp. and its subsidiaries, S&I Corporation Co., Ltd. and Xi C&A Co., Ltd. were excluded from the large corporate group as of March 19, 2024.

(*2) According to the lease agreement with LG Corp., there were no lease liabilities outstanding as of December 31, 2024. The amount of lease repayment for the year ended December 31, 2024 is ~~W~~9,681 million.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

29.
Related Parties and Others, Continued

(f) Key management personnel compensation

Details of compensation costs of key management for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Short-term benefits	~~W~~	2,446	2,397
Post-employment benefit		586	604
Total	~~W~~	3,032	3,001

Key management refers to the registered directors who have significant control and responsibilities over the Parent Company’s operations and business.

(g) At the end of the reporting period, the Group did not set an allowance for doubtful accounts on the balance of receivables for related parties.

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

30.
Subsequent Event

The management of the Group decided to transfer the Auto Display LCD module business of LG Display Nanjing Co., Ltd. in order to enhance its business structure and strengthen its profitability, and entered into a business transfer agreement on February 9, 2026.

Independent Auditor’s Report on Internal Control over Financial Reporting for Consolidation Purposes

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

LG Display Co., Ltd.

Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We have audited Internal Control over Financial Reporting of LG Display Co., Ltd. and its subsidiaries (collectively referred to as the "Group") for consolidation purposes as at December 31, 2025, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting for consolidation purposes as at December 31, 2025, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We also have audited, in accordance with Korean Standards on Auditing, the consolidated financial statements of the Group, which comprise the consolidated statement of financial position as at December 31, 2025, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flow for the year then ended, and notes to the consolidated financial statements including material accounting policy information, and our report dated February 27, 2026, expressed an unqualified opinion.

Basis for Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under these standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting for consolidation purposes section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of internal control over financial reporting for consolidation purposes and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for Internal Control over Financial Reporting for Consolidation Purposes

Management is responsible for designing, implementing and maintaining effective internal control over financial reporting for consolidation purposes, and for its assessment about the effectiveness ofinternal control over financial reporting for consolidation purposes, included in the accompanying Management’s Report on the Effectiveness of Internal Control over Financial Reporting for Consolidation Purposes.

Those charged with governance have the responsibilities for overseeing internal control over financial reporting for consolidation purposes.

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting for Consolidation Purposes

Our responsibility is to express an opinion on internal control over financial reporting for consolidation purposes of the Group based on our audit. We conducted the audit in accordance with Korean Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting for consolidation purposes was maintained in all material respects.

An audit of internal control over financial reporting for consolidation purposes involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting for consolidation purposes and testing and evaluating the design and operating effectiveness of internal control over financial reporting for consolidation purposes based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting for Consolidation Purposes

The Group’s internal control over financial reporting for consolidation purposes is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. The Group’s internal control over financial reporting for consolidation purposes includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting for consolidation purposes may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Sang-Woo Nam, Certified Public Accountant.

Seoul, Korea

February 27, 2026

This report is effective as atFebruary 27, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Group’s internal control over financial reporting for consolidation purposes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Management’s Report on the Effectiveness of

Internal Control over Financial Reporting for Consolidation Purposes

(English Translation of a Report Originally Issued in Korean)

To the Shareholders, Board of Directors and Audit Committee of LG Display Co., Ltd.

We, as the Chief Executive Officer (CEO) and the Internal Control over Financial Reporting Officer of LG Display Co., Ltd. and its subsidiaries (“the Group”), assessed the effectiveness of the design and operation of the Group’s Internal Control over Financial Reporting for consolidation purposes for the year ended December 31, 2025.

The Group’s management, including ourselves, is responsible for designing and operating internal control over financial reporting for consolidation purposes.

We assessed the design and operating effectiveness of internal control over financial reporting for consolidation purposes in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable consolidated financial statements.

We designed and operated internal control over financial reporting for consolidation purposes in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting established by the Operating Committee of Internal Control over Financial Reporting in Korea. And, we conducted an evaluation of internal control over financial reporting for consolidation purposes based on Detailed Enforcement Rules of the Regulation on External Audit and Accounting, etc. Table 6 Internal Control over Financial Reporting Evaluation and Reporting Standards.

Based on the assessment results, we believe that the Group’s internal control over financial reporting for consolidation purposes, as at December 31, 2025, is designed and operated effectively, in all material respects, in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

<Attachment>

Internal control activities performed by the Group to address risks to embezzlement and other financial fraud

January 27, 2026

Cheoldong Jeong,

Chief Executive Officer

Sunghyun Kim,

Internal Control over Financial Reporting Officer

<Attachment>

Internal control activities performed by the Group to address risks to embezzlement and other financial fraud

Category	Control Activities Performed by the Group	Target Company	Design and Operation Assessment Results
Entity Level Control

<Operation of anti-fraud system>
The management periodically notifies all executives and employees of the importance of ethical management related to the Code of Ethics and the Code of Conduct, and operates an anonymous reporting channel for violations of the Code of Ethics and internal accounting control regulations.

		LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 14 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

<Periodic monitoring of Segregation of Duty Status>
Internal Control & Consolidation Accounting Team defines incompatible tasks, and periodically monitors and reports on the adequacy of segregation of duty and access rights.

		LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 14 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)
Control of Treasury	<Account Registration Management> The cash management Team Leader reviews and approves the adequacy of account registration.	LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 14 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

Control of Treasury

<Seal, OTP management>
Physical access to seals and OTPs is restricted except for the person in charge of the supervising department, and when using a seal, it can be stamped after confirming the purpose of use and approval details of the requesting department.

		LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 14 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

<Segregation of Duty related to payment>
Register Preliminary Payment, Electronic Payment, Internal Account Transfer, Foreign Exchange Transaction, etc., are separate from those in charge of the creator and the approver.

		LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 14 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)
	<Daily Account Balance Reconciliation> The person in charge performs the reconciliation of the bank balance for each daily account and takes necessary action in case of any discrepancies.	LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 14 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

<Restriction on the use of corporate credit cards>
Corporate cards are managed according to standards such as usage limits for each position, and the system is set up to prohibit the expense processing and approval for improper use.

		LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 13 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

Other Process Level Control

<Supplier Account Registration Management>
The discretionary authority of the department such as in charge of purchasing, etc., reviews and approves whether the evaluation details of the company for the new supplier meet the standards, and the cash management team leader checks the original documents required for the registration of the company and approves the account registration.

		LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 5 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

<Sales Confirmation>
At the end of each month, the person in charge of the sales department agrees/confirms the monthly sales amount with each customer, including the sales price and quantity by model, and reports it to the leader.

		LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 11 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)
	<Report on Inventory Physical Inspection Results> The discretionary authority of the supervising department reviews and approves the results of the regular physical inspection of inventory assets.	LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 13 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2025 and 2024

(With Independent Auditor’s Report Thereon)

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

LG Display Co., Ltd.

Opinion

We have audited the financial statements of LG Display Co., Ltd. (the Company), which comprise the statements of financial position as at December 31, 2025 and 2024, and the statements of comprehensive income, statements of changes in equity and statements of cash flows for the years then ended, and notes to the financial statements, including material accounting policy information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

We also have audited, in accordance with Korean Standards on Auditing, the Company's Internal Control over Financial Reporting as of December 31, 2025, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting, and our report dated February 27, 2026, expressed an unqualified opinion.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matter is the matter that, in our professional judgment, was of most significance in our audit of the financial statements of the current period. This matter wasaddressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Impairment test of the cash generating unit to which goodwill has been allocated

Reasons why the matter was determined to be a key audit matter

As described in Note 10, the carrying amount of goodwill recognized at the end of the reporting period amounted to ~~W~~14,593 million, all of which has been allocated to the Display cash generating unit (CGU). The Company performed an impairment test of the Display CGU in accordance with Korean IFRS 1036 Impairment of Assets.

We determined the impairment test of the CGU to which goodwill has been allocated to be a Key Audit Matter considering that significant judgment by management is involved in estimates including projected cash flows and discount rates used in the Company's impairment test.

How our audit addressed the Key Audit Matter

We have performed the following audit procedures to address the Key Audit Matter.

•
Understanding and evaluating the accounting policies and internal controls of the Company related to goodwill impairment testing
•
Testing the design and operating effectiveness of internal controls related to impairment testing, including management’s review and approval of the estimated business plan and significant assumptions used in the valuation model
•
Evaluating the completeness and accuracy of the underlying data used in the discounted cash flow model
•
Verifying whether future cash flow estimates are consistent with business plans approved by management
•
Evaluating the appropriateness of significant assumptions used in the valuation model, including discount rates and growth rates, by comparing them with external industry benchmarks and the Company's historical financial information
•
Evaluating the reasonableness of management's business plan estimates by comparing business plans established for the CGU in prior periods with actual performance for the current period
•
Performing sensitivity analysis to assess the extent to which changes in significant assumptions applied in the valuation model could result in an impairment loss
•
Evaluating the appropriateness of the discounted cash flow model, the reasonableness of management’s significant assumptions relating to the discount rate, the reliability of underlying data and the mathematical accuracy of management’s calculation of the estimates by utilizing the auditor’s valuation experts with professional skills and knowledge

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

2

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•
Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

3

The engagement partner on the audit resulting in this independent auditor’s report is Sang-Woo Nam, Certified Public Accountant.

Seoul, Korea

February 27, 2026

This report is effective as of February 27, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

4

LG DISPLAY CO., LTD.
Separate Statements of Financial Position
As of December 31, 2025 and 2024
(In millions of won)	Note		December 31, 2025	December 31, 2024
Assets
Cash and cash equivalents	4, 26	~~W~~	248,729	238,477
Trade accounts and notes receivable, net	5, 15, 26, 29		3,140,538	4,964,594
Other accounts receivable, net	5, 26		169,179	215,920
Other current financial assets	6, 26		77,249	320,071
Inventories, net	7		1,793,510	1,786,678
Prepaid income tax			1,585	2,492
Assets held for sale	8		-	1,016,645
Other current assets			86,341	102,518
Total current assets			5,517,131	8,647,395
Deposits in banks	4, 26		11	11
Investments, net	8		3,810,085	3,939,474
Other non-current accounts receivable, net	5, 26		5,029	9,679
Other non-current financial assets	6, 26		93,508	123,523
Property, plant and equipment, net	9		10,298,784	11,913,336
Intangible assets, net	10		1,427,602	1,485,789
Investment property	11		18,031	27,911
Deferred tax assets, net	24		3,422,353	3,474,990
Defined benefit assets, net	13		198,288	160,564
Other non-current assets			20,300	16,379
Total non-current assets			19,293,991	21,151,656
Total assets		~~W~~	24,811,122	29,799,051
Liabilities
Trade accounts and notes payable	26, 29	~~W~~	9,711,618	12,011,544
Current financial liabilities	12, 26, 27, 28, 29		3,870,697	5,866,670
Other accounts payable	26		1,151,778	1,438,724
Accrued expenses			589,096	483,236
Provisions	14		85,559	103,962
Advances received			29,058	899,164
Other current liabilities			68,662	62,195
Total current liabilities			15,506,468	20,865,495
Non-current financial liabilities	12, 26, 27, 28, 29		4,992,576	4,308,608
Non-current provisions	14		55,345	60,908
Long-term advances received			-	220,500
Other non-current liabilities	26		485,028	547,742
Total non-current liabilities			5,532,949	5,137,758
Total liabilities		~~W~~	21,039,417	26,003,253
Equity
Share capital	16	~~W~~	2,500,000	2,500,000
Share premium	16		2,821,006	2,821,006
Accumulated deficit	17		(1,549,301)	(1,525,208)
Total equity			3,771,705	3,795,798
Total liabilities and equity		~~W~~	24,811,122	29,799,051

See accompanying notes to the separate financial statements.

5

LG DISPLAY CO., LTD.
Separate Statements of Comprehensive Income (Loss)
For the years ended December 31, 2025 and 2024

(In millions of won, except earnings (loss) per share amounts)

	Note		2025	2024
Revenue	18, 29	~~W~~	24,115,926	25,178,688
Cost of sales	7, 19, 29		(22,504,496)	(24,476,213)
Gross profit			1,611,430	702,475
Selling expenses	19, 20		(217,976)	(294,153)
Administrative expenses	19, 20		(618,821)	(781,822)
Research and development expenses	19		(1,398,768)	(1,427,125)
Operating loss			(624,135)	(1,800,625)
Finance income	22		541,659	704,770
Finance costs	22		(753,505)	(1,254,153)
Other non-operating income	21		2,448,448	1,702,506
Other non-operating expenses	21		(1,649,334)	(2,439,989)
Loss before income tax			(36,867)	(3,087,491)
Income tax benefit (expense)	23		(61,338)	52,755
Loss for the year			(98,205)	(3,034,736)
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13, 23		74,112	(131,835)
Other comprehensive income (loss) for the year, net of income tax			74,112	(131,835)
Total comprehensive loss for the year		~~W~~	(24,093)	(3,166,571)
Loss per share (in won)
Basic loss per share	25	~~W~~	(196)	(6,440)
Diluted loss per share	25	~~W~~	(196)	(6,440)

See accompanying notes to the separate financial statements.

6

LG DISPLAY CO., LTD.
Separate Statements of Changes in Equity
For the years ended December 31, 2025 and 2024

		Share capital	Share premium	Retained earnings (Accumulated deficit)	Other capital	Total equity
(In millions of won)
Balances at January 1, 2024	~~W~~	1,789,079	2,251,113	1,641,363	-	5,681,555
Total comprehensive income (loss) for the year
Loss for the year		-	-	(3,034,736)	-	(3,034,736)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		-	-	(131,835)	-	(131,835)
Total comprehensive loss for the period	~~W~~	-	-	(3,166,571)	-	(3,166,571)
Transaction with owners, recognized directly in equity
Capital increase (Note 16)		710,921	569,893	-	-	1,280,814
Balances at December 31, 2024	~~W~~	2,500,000	2,821,006	(1,525,208)	-	3,795,798
Balances at January 1, 2025	~~W~~	2,500,000	2,821,006	(1,525,208)	-	3,795,798
Total comprehensive income (loss) for the year
Loss for the year		-	-	(98,205)	-	(98,205)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		-	-	74,112	-	74,112
Total comprehensive loss for the period	~~W~~	-	-	(24,093)	-	(24,093)
Balances at December 31, 2025	~~W~~	2,500,000	2,821,006	(1,549,301)	-	3,771,705

See accompanying notes to the separate financial statements.

7

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

LG DISPLAY CO., LTD.
Separate Statements of Cash Flows
For the years ended December 31, 2025 and 2024

(In millions of won)	Note		2025	2024
Cash flows from (used in) operating activities:
Cash generated from operations	28	~~W~~	862,685	724,337
Income taxes paid			(15,213)	(12,900)
Interest received			16,826	20,559
Interest paid			(502,485)	(634,631)
Cash flows from operating activities			361,813	97,365
Cash flows from (used in) investing activities:
Dividends received			153,647	228,833
Proceeds from withdrawal of deposits in banks			-	20,000
Proceeds from disposal of financial assets at fair value through profit or loss			2,872	5,185
Acquisition of investments			(152,161)	(979,633)
Proceeds from disposal of investments			240,441	942,708
Proceeds from disposal of assets held for sale			1,987,488	-
Acquisition of property, plant and equipment			(891,075)	(1,380,057)
Proceeds from disposal of property, plant and equipment			120,634	248,271
Acquisition of intangible assets			(728,489)	(745,033)
Proceeds from disposal of intangible assets			1,918	6,257
Proceeds from settlement of derivatives			157,984	274,173
Decrease in short-term loans			21,558	19,697
Increase in deposits			-	(1,019)
Decrease in deposits			1,805	593
Proceeds from disposal of greenhouse gas emission permits			1,742	14,394
Cash flows from (used in) investing activities:			918,364	(1,345,631)
Cash flows from (used in) financing activities:	28
Proceeds from short-term borrowings			4,367,572	5,496,777
Repayments of short-term borrowings			(4,583,942)	(4,740,405)
Repayments of current portion of bonds			(612,000)	(370,000)
Proceeds from long-term borrowings			2,607,073	2,114,901
Repayments of current portion of long-term borrowings			(3,003,026)	(2,622,312)
Payment guarantee fee received			6,290	7,427
Repayments of payment guarantee fee			-	(1,114)
Capital increase			-	1,292,455
Transaction cost from capital increase			-	(11,641)
Repayments of security deposits received			(40,500)	-
Payments of lease liabilities			(11,392)	(13,847)
Cash flows from (used in) financing activities			(1,269,925)	1,152,241
Net increase(decrease) in cash and cash equivalents			10,252	(96,025)
Cash and cash equivalents at January 1			238,477	334,502
Cash and cash equivalents at December 31		~~W~~	248,729	238,477

See accompanying notes to the separate financial statements.

8

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

1. Organization and Description of Business

LG Display Co., Ltd. (the "Company") was incorporated in February 1985 and the Company has been a public corporation listed on the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2025, the Company operates Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeoui-daero, Yeongdeungpo-gu, Seoul. As of December 31, 2025, LG Electronics Inc., a major shareholder of the Company, owns 36.72% (183,593,206 shares) of the Company’s common stock.

As of December 31, 2025, 500,000,000 shares of the Company's common stock are listed on the Korea Exchange under the identifying code 034220, and 35,191,892 American Depositary Shares ("ADSs"; 2 ADSs represent one share of common stock) are listed on the New York Stock Exchange under the symbol "LPL".

2. Basis of Presenting Financial Statements

(a) Application of accounting standards

In accordance with the Act on External Audits of Stock Companies, Etc., these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 27, 2026, which will be submitted for approval to the shareholders’ meeting to be held on March 19, 2026.

(b) Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position:

▪
derivative financial instruments at fair value, financial assets at fair value through profit or loss(“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss(“FVTPL”), and
▪
net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c) Functional and Presentation Currency

Items included in the financial statements are measured using the currency of the primary economic environment in which each entity operates (the “functional currency"). The separate financial statements are presented in Korean won, which is the Company’s functional currency.

9

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

2. Basis of Presenting Financial Statements, Continued

(d) Estimates and Judgments

As the resulting accounting estimates will, by definition, seldom equal the related actual results, they can contain a significant risk of causing a material adjustment.

Estimates and assumptions are continuously evaluated, taking into account future events that are reasonably predictable in light of past experiences and current situations. Changes in accounting estimates are recognized during the period which the estimates have been changed and the future periods to be affected.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

(i)
Impairment of Non-financial assets

The recoverable amount of a non-financial assets is determined as the greater of its value in use and its fair value less costs to sell.

(ii)
Income Tax

The Company’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company estimates the income tax effects expected to be incurred in the future as a result of its operating activities up to the end of the reporting period and recognizes them as current and deferred income taxes. However, the actual future income tax burden may not match the recognized related assets and liabilities, and such differences may affect the current and deferred income tax assets and liabilities at the time the expected income tax effects are realized.

In addition, deferred tax assets are recognized to the extent that it is probable that taxable income will be generated during the periods when temporary differences, unused tax losses, and tax credits are realized. Significant judgments are made to determine the book value of deferred tax assets that can be recognized based on the timing and level of future taxable income.

(iii)
Net defined benefit liabilities (defined benefit assets)

The present value of defined benefit obligations can vary depending on various factors determined by actuarial methods. The assumptions applied to determine the net cost (profit) of retirement benefits include the discount rate, which represents the interest rate that should be applied to determine the present value of the estimated future cash outflows expected to occur upon the settlement of defined benefit obligations. The discount rate is determined based on market yields of high-quality corporate bonds denominated in the currency in which the benefits are to be paid, taking into account the duration and maturity profile of the related pension obligations. Other key assumptions related to defined benefit obligations are based on current market conditions.

During the reporting period, the Company changed the discount rate calculation method among the actuarial assumptions for the projected unit credit method to more reasonably determine the defined benefit obligation (see Note 13).

10

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)
Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

(b)
Foreign Currency Translation

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the end of each reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the separate statement of comprehensive income (loss).

(c)
Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(d) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

11

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments

(i) Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i) Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

-
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
-
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

-
it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
-
the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

12

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

ii) Financial assets: business model

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

-
the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);
-
how the performance of the portfolio is evaluated and reported to the Company’s management;
-
the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and
-
the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

iii) Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers.

-
contingent events that would change the amount or timing of cash flows:
-
terms that may adjust the contractual coupon rate, including variable-rate features;
-
prepayment and extension features; and
-
terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

13

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv) Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire or when it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership are transferred.

In addition, if the Company neither transfers nor retains substantially all the risks and rewards of ownership of a transferred asset, it derecognizes the asset when it does not retain control of the asset.

If the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset.

14

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2025, non-derivative financial liabilities consist of borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

15

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

(iii) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

16

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(iv) Financial guarantee agreement

A financial guarantee agreement is a contract in which a certain amount of money must be paid to compensate for the loss incurred by the holder due to the failure of a particular debtor to pay on the due date in accordance with the terms of the original contract or the changed terms of the debt product. Financial guarantee contracts are measured at fair value at the time of initial recognition, and after initial recognition, they are measured by the higher of the following and displayed as 'Financial Liabilities' in the separate statement of financial position.

- The amount determined in accordance with the expected credit loss model

- The amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with Korean IFRS 1115 Revenue from Contracts with Customers

(f) Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

17

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(f) Property, Plant and Equipment, Continued

(iii) Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset's future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero.

Typical estimated useful lives of the assets are as follows:

Typical estimated useful lives (years)
Buildings and structures	20~40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*) The Company depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

18

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(g) Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the borrowings are directly attributable to the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(h) Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i)
Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii)
Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii)
Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

19

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(i) Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is not amortized and is measured at cost less accumulated impairment losses.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Company can demonstrate all of the following:

-
the technical feasibility of completing the intangible asset so that it will be available for use or sale,
-
its intention to complete the intangible asset and use or sell it,
-
its ability to use or sell the intangible asset,
-
how the intangible asset will generate probable future economic benefits (among other things, the Company can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),
-
the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and
-
its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others. The Company currently has a number of patent license agreements related to product production. When the amount of payments is determined, it is recognized as intangible assets as intellectual property rights and other account payables, respectively, and the intangible assets are amortized on a straight-line basis over the patent license period.

20

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(i) Intangible Assets, Continued

(iv) Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Typical estimated useful lives of the intangible assets are as follows:

Typical estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Software	4, (*1)
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1) Patent royalty (included in intellectual property rights) and software license are amortized over the useful lives considering the contract period.

(*2) Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j) Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment properties are initially measured at cost, including transaction costs incurred at the time of acquisition, and subsequently, measured at cost less accumulated depreciation and accumulated impairment loss.

Subsequent expenditure on an item of investment property is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. All other subsequent expenditures are expensed in the period in which it is incurred.

21

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(j) Investment Property, Continued

Among investment properties, land is not depreciated, and investment properties except land are depreciated on a straight-line basis by applying 20 years of the building according to the economic depreciation period. Depreciation methods, useful lives and residual values of investment properties are reviewed at each reporting period-end and if appropriate, the changes are accounted for as changes in accounting estimates.

(k) Impairment

(i) Financial assets

Financial instruments and contract assets

The Company recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Company recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

-
debt instruments that are determined to have low credit risk at the reporting date; and
-
other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

22

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(k) Impairment, Continued

Credit-impaired financial assets

At each reporting period-end, the Company assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

-
significant financial difficulty of the issuer or the borrower;
-
the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;
-
it is probable that the borrower will enter bankruptcy or other financial reorganization; or
-
the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the separate statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Company assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Company expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

23

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(k) Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash‑generating unit to which the asset belongs. The cash‑generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets or groups of assets, the Company considers various factors including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of the entity’s assets and operations. In the Company’s financial statements, each CGU is comprised of a group of assets of the Company and its other subsidiaries, because the non-current assets of the Company generate independent cash inflows only in combination with certain assets of the subsidiary. The Company’s cash-generating units consist of Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

24

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(l) Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i) As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Company accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

25

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(l) Lease, Continued

Lease payments included in the measurement of the lease liability comprise the following:

-
fixed payments, including in-substance fixed payments;
-
variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
-
amounts expected to be payable under a residual value guarantee; and
-
the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured the Company recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the remeasurement in profit or loss.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the separate statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii) As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

26

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(l) Lease, Continued

Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

At the commencement date, the Company recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(m) Provisions

A provision is recognized, as a result of a past event, if the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

27

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(n) Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Company recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Company does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

(o) Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

28

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(o) Employee Benefits, continued

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan, and the Company recognizes a net defined benefit liability by deducting the fair value of plan assets from the present value of the defined benefit obligation as of the reporting date.

The calculation is performed annually by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is measured by discounting the estimated future benefit payments using market yields on high-quality corporate bonds denominated in the currency in which the benefits are to be paid, taking into account the timing and maturity profile of the expected benefit payments. The Company recognizes remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions related to the defined benefit plans in other comprehensive income and transfers immediately to retained earnings.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) includes the following components: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect of the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(v) Termination benefits

The Company recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Company measures the termination benefit with present value of future cash payments.

29

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(p) Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Company recognizes revenue according to the five-stage revenue recognition model (① Identifying the contract→②Identifying performance obligations →③Determining transaction price→④ Allocating the transaction price to performance obligations →⑤Recognizing revenue for performance obligations).

The Company generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Company’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Company includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Company estimates an amount of variable consideration by using the expected value method with which the Company expects to better predict the amount of consideration. The Company includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Company recognizes a refund liability and an asset for its right to recover products from customers if the Company receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the separate statement of comprehensive income (loss).

(q) Operating Segments

An operating segment is a component of the Company that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the Company, 2) whose operating results are reviewed regularly by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Company is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Company. Consequently, no operating segment information is included in these separate financial statements. Entity wide disclosures of geographic and product revenue information are provided in Note 18 to the consolidated financial statements.

(r) Finance Income and Finance Costs

Finance income includes interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI and changes in fair value of financial instruments at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs include interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial instruments measured at FVTPL and impairment losses recognized on financial assets. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

30

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(s) Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of prepaid income tax and income tax payable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The Company reviews the carrying amount of deferred tax assets at the end of each reporting period, considering the likelihood of generating taxable income against which temporary differences, unused tax loss carryforwards, and tax credit carryforwards can be utilized. The potential taxable income is estimated based on business plans approved by management, historical experience of taxable income estimates, and tax policies including the transfer pricing of the separate entity. Additionally, future taxable income includes the anticipated permanent differences, considering the realization effect of temporary differences consistent with the business plan and the dividend policy of the separate entity. The Company recognizes deferred tax assets to the extent that it is probable that sufficient taxable income will be generated in the future, or there are sufficient taxable temporary differences available to utilize unused tax losses, etc.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

31

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(t) Earnings Per Share

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares in the statements of comprehensive income. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares such as convertible bonds and others.

(u) Accounting standards and Interpretation issued and adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2025.

(i)
Amendments to Korean IFRS 1021 Effect of Exchange Rate Fluctuations, Amendments to Korean IFRS 1101 First Adoption of International Generally Accepted Accounting Principles Adopted by Korea - Lack of exchangeability

The amendment requires the entity to disclose the relevant information when an entity estimates a spot exchange rate because exchangeability between two currencies is lacking. The amendments do not have a significant impact on the financial statements.

(v) New standards and interpretations not yet adopted by the Company

The following new accounting standards and interpretations have been published that are not mandatory for December 31, 2025 reporting periods and have not been early adopted by the Company.

(i)
Amendments to Korean IFRS 1109 Financial Instruments, Amendments to Korean IFRS 1107 Financial Instruments: Disclosure

Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Company is currently reviewing the impact of the amendment on the consolidated financial statements.

-
clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
-
clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
-
add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term;
-
update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

32

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

3. Material Accounting Policies, Continued

(v) New standards and interpretations not yet adopted by the Company, Continued

(ii)
Annual Improvements to Korean IFRS - Volume 11

Annual Improvements to Korean IFRS - Volume 11 should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Company does not expect the amendments to have a significant impact on the financial statements.

- Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter

- Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance

- Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price

- Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

- Korean IFRS 1007 Statement of Cash Flows: Cost method

(iii)
Amendments to Korean IFRS 1109 Financial Instruments, Amendments to Korean IFRS 1107 Financial
Instruments: Disclosure - nature-dependent electricity contracts

Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption. In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. These amendments are required to be applied for annual reporting periods beginning on or after January 1, 2026 and earlier application is permitted. The amendments do not have a significant impact on the financial statements.

(iv)
Standards to Korean IFRS 1118 Presentation and Disclosure in Financial Statements

Korean IFRS 1118 Presentation and Disclosure in Financial Statements replaces Korean IFRS 1001 Presentation of Financial Statements, and includes new requirements aimed at improving comparability of financial performance among similar entities and providing more relevant information to users of financial statements. The amendments do not affect the recognition or measurement of items in the financial statements, but the impact on presentation and disclosure, including those relating to the statement of comprehensive income and management-defined performance measures, is expected to be extensive.

The amendments should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. In accordance with the retrospective application requirements, comparative information for the year ended December 31, 2026, shall be restated under Korean IFRS 1118.

The Company is in the process of determining the impact on the Company of applying Korean IFRS 1118. Adoption of the standard is not expected to have an impact on the Company’s net profit or loss; however, it will require revenues and expenses in the income statements to be classified into new categories, which is expected to have an impact on the calculation and presentation of operating profit (loss).

33

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

4. Cash and Cash Equivalents and Deposits in Banks

Details of cash and cash equivalents and deposits in banks as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Current assets
Cash and cash equivalents
Deposits	~~W~~	248,729	238,477

Non-current assets
Deposits in banks
Deposit for checking account	~~W~~	11	11

34

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

5. Trade Accounts and Notes Receivable, and Other Accounts Receivable

(a) Details of trade accounts and notes receivable and other accounts receivable as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Trade accounts and notes receivable, net	~~W~~	3,140,538	4,964,594
Other accounts receivable
Non-trade receivables, net		140,191	206,313
Accrued income, net		34,017	19,286
Subtotal		174,208	225,599
Total	~~W~~	3,314,746	5,190,193

(b) The aging of trade accounts and notes receivable and other accounts receivable as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025
		Original Amount		Allowance for doubtful account
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,133,952	122,169	(180)	(428)
1-15 days past due		146	1,313	-	(1)
16-30 days past due		5,550	10,228	-	(1)
31-60 days past due		1,065	10,773	-	(3)
More than 60 days past due		5	30,434	-	(276)
Total	~~W~~	3,140,718	174,917	(180)	(709)

35

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

5. Trade Accounts and Notes Receivable, and Other Accounts Receivable, Continued

(In millions of won)		December 31, 2024
		Original Amount		Allowance for doubtful account
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	4,962,069	183,436	(362)	(283)
1-15 days past due		2,887	37,621	-	(2)
16-30 days past due		-	1,914	-	(1)
31-60 days past due		-	350	-	(3)
More than 60 days past due		-	2,575	-	(8)
Total	~~W~~	4,964,956	225,896	(362)	(297)

The movement in the allowance for doubtful account in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025		2024
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
At January 1	~~W~~	362	297	234	78
(Reversal of) bad debt expense		(182)	412	128	219
At December 31	~~W~~	180	709	362	297

36

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

6. Other Financial Assets

Details of other financial assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Current assets
Financial assets at fair value through profit or loss
Derivatives(*1)	~~W~~	62,740	186,676
Fair value hedging derivatives
Derivatives(*2)	~~W~~	-	99,116
Financial assets carried at amortized cost
Deposits	~~W~~	6,515	8,181
Short-term loans		7,994	26,098
Subtotal	~~W~~	14,509	34,279
Total	~~W~~	77,249	320,071

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	23,616	22,138
Derivatives(*1)		69,247	69,575
Subtotal	~~W~~	92,863	91,713
Fair value hedging derivatives
Derivatives(*2)	~~W~~	-	19,982
Financial assets carried at amortized cost
Deposits	~~W~~	645	783
Long-term loans		-	11,045
Subtotal	~~W~~	645	11,828
Total	~~W~~	93,508	123,523

(*1) The derivatives, which are not designated as hedging instruments, arise from cross-currency interest rate swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2) The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

37

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

7. Inventories

Details of inventories as of December 31, 2025 and 2024 are as follows:

(i) As of December 31, 2025

(In millions of won)
		Cost	Valuation allowance	Carrying amount
Finished goods	~~W~~	311,536	(48,263)	263,273
Work-in-process		1,133,627	(154,426)	979,201
Raw materials		466,252	(24,097)	442,155
Supplies		126,920	(18,039)	108,881
Total	~~W~~	2,038,335	(244,825)	1,793,510

(ii) As of December 31, 2024

(In millions of won)
		Cost	Valuation allowance	Carrying amount
Finished goods	~~W~~	377,955	(29,308)	348,647
Work-in-process		1,003,741	(79,673)	924,068
Raw materials		435,557	(16,441)	419,116
Supplies		111,539	(16,692)	94,847
Total	~~W~~	1,928,792	(142,114)	1,786,678

For the years ended December 31, 2025 and 2024, the amounts of inventories recognized as expense and (reversal of) loss on valuation of inventories are as follows:

(In millions of won)
		2025	2024
Cost of sales	~~W~~	22,504,496	24,476,213
Inventories recognized as expense		22,401,785	24,487,943
(Reversal of) write-downs of inventories included in (deducted from) cost of sales		102,711	(11,730)

38

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

8. Investments

(a) Details of investments in subsidiaries as of December 31, 2025 and 2024, are as follows:

(In millions of won)			December 31, 2025			December 31, 2024
Subsidiaries	Location	Business	Percentage of ownership		Carrying amount	Percentage of ownership		Carrying amount
LG Display America, Inc.	San Jose, U.S.A.	Sales of display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sales of display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sales of display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sales of display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Production of display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sales of display products	100%		9,093	100%		9,093
LG Display Guangzhou Co., Ltd.(*1)	Guangzhou, China	Production of display products	-		-	100%		-
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sales of display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sales of display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Production and sales of LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Production of display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Operation of welfare facilities	100%		800	100%		800
LG Display (China) Co., Ltd.(*1)	Guangzhou, China	Production and sales of display products	-		-	51%		-
Unified Innovative Technology, LLC(*2)	Wilmington, U.S.A.	Intellectual property management	100%		1,424	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sales of display products	100%		218	100%		218
Global OLED Technology, LLC(*3)	Sterling, U.S.A.	OLED intellectual property management	100%		133,838	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Production and sales of display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Production and sales of LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*4)	Wilmington, U.S.A.	Investment in venture business and technologies	100%		96,059	100%		97,936
LG Display High-Tech (China) Co., Ltd.(*5)	Guangzhou, China	Production and sales of display products	70%		1,846,177	69%		1,794,547
MMT(Money Market Trust)(*6)	Seoul, South Korea	Management of trust assets	100%		-	100%		140,600
Total				~~W~~	3,766,772		~~W~~	3,896,168

39

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

8. Investments, Continued

(*1) For the year ended December 31, 2024, the Company signed a contract on September 26 with TCL CSOT to sell 51% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd., and the transaction was completed on April 1, 2025.

(*2) For the year ended December 31, 2025, the Company recognized ~~W~~8,065 million of impairment loss of Unified Innovative Technology, LLC. There was no change in the Company’s percentage of ownership in Unified Innovative Technology, LLC as a result of this impairment loss.

(*3) For the year ended December 31, 2025, the Company recognized ~~W~~30,484 million of impairment loss of Global OLED Technology, LLC. There was no change in the Company’s percentage of ownership in Global OLED Technology, LLC as a result of this impairment loss.

(*4) For the year ended December 31, 2025, the Company contributed ~~W~~2,831 million in cash for the capital increase and received ~~W~~2,018 million as a recovery from LG DISPLAY FUND I LLC. There was no change in the Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment. The Company recognized ~~W~~2,690 million of impairment loss.

(*5) For the year ended December 31, 2025, the Company acquired an additional shares of LG Display High-Tech (China) Co., Ltd. worth ~~W~~51,630 million. There was 1.2% increase in the Company’s percentage of ownership in LG Display High-Tech (China) Co., Ltd. as a result of this additional acquisitions.

(*6) For the year ended December 31, 2025, the Company decreased by ~~W~~140,600 million as a result of acquisition and disposal of Money Market Trust. There was no change in the Company’s percentage of ownership in Money Market Trust with this regard.

40

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

8. Investments, Continued

(b) Details of investments in associates as of December 31, 2025 and 2024, are as follows:

(In millions of won)
			December 31, 2025			December 31, 2024
Associates	Location	Business	Percentage of ownership		Carrying amount	Percentage of ownership		Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	Production of glass for display	40%	~~W~~	39,313	40%	~~W~~	39,608
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Development and production of tablet for kids	10%		-	10%		-
Cynora GmbH	Bruchsal, Germany	Development of organic light emitting materials for displays and lighting devices	10%		-	10%		-
Material Science Co., Ltd.(*)	Hwaseong, South Korea	Development, production and sales of materials for display	9%		4,000	14%		3,698
Total				~~W~~	43,313		~~W~~	43,306

(*) Due to the investee’s issuance of new shares, the Company’s percentage of ownership decreased from 14% to 9%.

Although the Company’s respective share interests in Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Company is able to exercise significant influence through its right to appoint one or more directors to the board of directors of each investee. Accordingly, the investments in these investees have been classified as investments in associates.

Dividend income recognized from subsidiaries and associates for the years ended December 31, 2025 and 2024 amounted to ~~W~~146,300 million and ~~W~~227,418 million, respectively.

41

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

9. Property, Plant and Equipment

(a) Changes in property, plant and equipment for the years ended December 31, 2025 and 2024 are as follows:

(i) 2025

(In millions of won)
		Land	Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction-in-progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2025	~~W~~	426,342	7,171,402	39,810,253	570,406	3,177,621	40,423	1,194,446	52,390,893
Accumulated depreciation as of January 1, 2025		-	(3,698,897)	(33,913,454)	(500,935)	-	(34,048)	(883,419)	(39,030,753)
Accumulated impairment loss as of January 1, 2025		-	(179,017)	(987,958)	(5,892)	(252,774)	(156)	(21,007)	(1,446,804)
Book value as of January 1, 2025	~~W~~	426,342	3,293,488	4,908,841	63,579	2,924,847	6,219	290,020	11,913,336
Additions		-	-	-	-	720,164	14,916	-	735,080
Depreciation(*3)		-	(262,305)	(1,492,210)	(39,586)	-	(11,246)	(235,721)	(2,041,068)
Disposals		(12,559)	(38,473)	(72,541)	(141)	-	-	(34,675)	(158,389)
Reversal(Impairment loss)(*4)		-	(1)	(26)	23	(151,170)	-	(4,332)	(155,506)
Others(*5)		2,320	26,504	502,224	36,588	(818,791)	-	256,486	5,331
Book value as of December 31, 2025	~~W~~	416,103	3,019,213	3,846,288	60,463	2,675,050	9,889	271,778	10,298,784
Acquisition cost as of December 31, 2025	~~W~~	416,103	6,955,289	39,765,462	526,829	3,076,854	51,547	1,296,590	52,088,674
Accumulated depreciation as of December 31, 2025	~~W~~	-	(3,757,000)	(34,932,195)	(460,510)	-	(41,553)	(1,002,331)	(40,193,589)
Accumulated impairment loss as of December 31, 2025	~~W~~	-	(179,076)	(986,979)	(5,856)	(401,804)	(105)	(22,481)	(1,596,301)

(*1) As of December 31, 2025, construction-in-progress mainly relates to construction of manufacturing facilities.

(*2) Others mainly consist of tools and equipment.

(*3) The Company has classified the depreciation as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
It includes capitalized development costs.

(*4) Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(*5) Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

9. Property, Plant and Equipment. Continued

42

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

(ii) 2024

(In millions of won)
		Land	Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction-in-progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2024	~~W~~	472,813	6,674,304	37,381,457	563,966	6,148,883	38,260	1,063,452	52,343,135
Accumulated depreciation as of January 1, 2024		-	(3,429,293)	(32,682,474)	(473,444)	-	(24,040)	(749,958)	(37,359,209)
Accumulated impairment loss as of January 1, 2024		-	(180,065)	(933,766)	(5,739)	(257,086)	(222)	(22,801)	(1,399,679)
Book value as of January 1, 2024	~~W~~	472,813	3,064,946	3,765,217	84,783	5,891,797	13,998	290,693	13,584,247
Additions		-	-	-	-	987,207	5,981	-	993,188
Depreciation(*3)		-	(274,828)	(1,754,093)	(47,949)	-	(13,760)	(246,840)	(2,337,470)
Disposals		(47,344)	(28,581)	(131,962)	(166)	-	-	(52,327)	(260,380)
Impairment loss(*4)		-	(28)	(54,481)	(1,275)	(4,575)	-	(5,052)	(65,411)
Others(*5)		873	531,979	3,084,160	28,186	(3,949,582)	-	303,546	(838)
Book value as of December 31, 2024	~~W~~	426,342	3,293,488	4,908,841	63,579	2,924,847	6,219	290,020	11,913,336
Acquisition cost as of December 31, 2024	~~W~~	426,342	7,171,402	39,810,253	570,406	3,177,621	40,423	1,194,446	52,390,893
Accumulated depreciation as of December 31, 2024	~~W~~	-	(3,698,897)	(33,913,454)	(500,935)	-	(34,048)	(883,419)	(39,030,753)
Accumulated impairment loss as of December 31, 2024	~~W~~	-	(179,017)	(987,958)	(5,892)	(252,774)	(156)	(21,007)	(1,446,804)

(*1) As of December 31, 2024, construction-in-progress mainly relates to construction of manufacturing facilities.

(*2) Others mainly consist of tools and equipment.

(*3) The Company has classified the depreciation as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses. It includes capitalized development costs.

(*4) Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(*5) Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

43

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

9. Property, Plant and Equipment. Continued

(b) Capitalized borrowing costs and capitalization rate for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Capitalized borrowing costs	~~W~~	10,943	23,862
Capitalization rate		4.50%	5.44%

(c) The Company provides a portion of property, plant and equipment as an operating lease. For the year ended December 31, 2025, rental income from property, plant and equipment is ~~W~~1,819 million (2024: ~~W~~1,811 million).

44

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

10. Intangible Assets

(a)
Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows:

(i) 2025

(In millions of won)
		Intellectual property rights	Software	Member-ships	Develop-ment costs	Construction- in-progress	Technology	Goodwill	Total
Acquisition cost as of January 1, 2025	~~W~~	1,915,242	1,285,773	14,931	2,357,041	15,494	12,763	72,588	5,673,832
Accumulated amortization as of January 1, 2025		(1,185,734)	(1,087,883)	-	(1,715,408)	-	(11,738)	-	(4,000,763)
Accumulated impairment loss as of January 1, 2025		(47,898)	(16,991)	-	(64,353)	-	(43)	(57,995)	(187,280)
Book value as of January 1, 2025	~~W~~	681,610	180,899	14,931	577,280	15,494	982	14,593	1,485,789
Additions - internally generated		-	-	-	546,706	-	-	-	546,706
Additions - external purchases		67,785	-	-	-	102,613	-	-	170,398
Amortization(*1)		(155,551)	(106,621)	-	(453,824)	-	(224)	-	(716,220)
Disposals		(326)	-	-	(3,741)	-	-	-	(4,067)
Reversal(Impairment loss)(*2)		(1,106)	286	-	(54,184)	-	-	-	(55,004)
Others(*3)		-	106,862	-	-	(109,262)	2,400	-	-
Book value as of December 31, 2025	~~W~~	592,412	181,426	14,931	612,237	8,845	3,158	14,593	1,427,602
Acquisition cost as of December 31, 2025	~~W~~	1,979,883	1,348,848	14,931	2,622,548	8,845	15,163	72,588	6,062,806
Accumulated amortization as of December 31, 2025	~~W~~	(1,339,615)	(1,151,170)	-	(1,934,470)	-	(11,962)	-	(4,437,217)
Accumulated impairment loss as of December 31, 2025	~~W~~	(47,856)	(16,252)	-	(75,841)	-	(43)	(57,995)	(197,987)

(*1) The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.

(*2) The Company recognized an impairment loss amounting to ~~W~~54,184 million for development projects which are not likely to generate probable future economic benefits.

(*3) Others mainly represent the reclassification of construction-in-progress to intangible assets.

45

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

10. Intangible Assets. Continued

(ii) 2024

(In millions of won)
		Intellectual property rights	Software	Member-ships	Develop-ment costs	Construction- in-progress	Technology	Goodwill	Total
Acquisition cost as of January 1, 2024	~~W~~	1,867,526	1,202,537	22,905	2,295,468	32,660	12,763	72,588	5,506,447
Accumulated amortization as of January 1, 2024		(1,029,320)	(1,008,433)	-	(1,509,575)	-	(11,574)	-	(3,558,902)
Accumulated impairment loss as of January 1, 2024		(47,909)	(12,596)	(1,541)	(144,432)	-	(43)	(57,995)	(264,516)
Book value as of January 1, 2024	~~W~~	790,297	181,508	21,364	641,461	32,660	1,146	14,593	1,683,029
Additions - internally generated		-	-	-	548,224	-	-	-	548,224
Additions - external purchases		49,818	-	-	-	87,226	-	-	137,044
Amortization (*1)		(156,574)	(101,135)	-	(546,377)	-	(164)	-	(804,250)
Disposals		-	(187)	(6,433)	-	-	-	-	(6,620)
Impairment loss (*2)		(1,931)	(4,517)	-	(66,028)	-	-	-	(72,476)
Others (*3)		-	105,230	-	-	(104,392)	-	-	838
Book value as of December 31, 2024	~~W~~	681,610	180,899	14,931	577,280	15,494	982	14,593	1,485,789
Acquisition cost as of December 31, 2024	~~W~~	1,915,242	1,285,773	14,931	2,357,041	15,494	12,763	72,588	5,673,832
Accumulated amortization as of December 31, 2024	~~W~~	(1,185,734)	(1,087,883)	-	(1,715,408)	-	(11,738)	-	(4,000,763)
Accumulated impairment loss as of December 31, 2024	~~W~~	(47,898)	(16,991)	-	(64,353)	-	(43)	(57,995)	(187,280)

(*1) The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.

(*2) The Company recognized an impairment loss amounting to ~~W~~66,028 million for development projects which are not likely to generate probable future economic benefits.

(*3) Others mainly represent the reclassification of construction-in-progress to intangible assets.

46

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

10. Intangible Assets, Continued

(b)
The book value and remaining amortization period of development costs and intellectual property rights as of December 31, 2025 and 2024 are as follows:

Development costs

(i) As of December 31, 2025

(In millions of won and in years)
Classification	Category		Book Value	Remaining amortization period (*)
Development completed	TV	~~W~~	21,361	0.7
	IT		66,077	0.8
	Mobile and others		253,106	2.4
	Subtotal	~~W~~	340,544
Development in process	TV	~~W~~	21,758	-
	IT		25,502	-
	Mobile and others		224,433	-
	Subtotal	~~W~~	271,693
	Total	~~W~~	612,237

(*) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each product has a different remaining amortization period.

(ii) As of December 31, 2024

(In millions of won and in years)
Classification	Category		Book Value	Remaining amortization period (*)
Development completed	TV	~~W~~	49,705	0.8
	IT		49,615	0.7
	Mobile and others		255,128	2.7
	Subtotal	~~W~~	354,448
Development in process	TV	~~W~~	14,802	-
	IT		37,737	-
	Mobile and others		170,293	-
	Subtotal	~~W~~	222,832
	Total	~~W~~	577,280

(*) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each product has a different remaining amortization period.

47

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

10. Intangible Assets, Continued

Intellectual property rights

(i) As of December 31, 2025

(In millions of won and in years)
Classification	Category		Book Value	Remaining amortization period (*1)
Patent	Direct additions	~~W~~	263,583	6.9
	Licenses agreement(*2)		325,792	4.9
	Subtotal	~~W~~	589,375
Other			3,037	3.6
	Total	~~W~~	592,412

(*1) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each patent has a different remaining amortization period.

(*2) The Company’s rights under contracts with the patent company.

(ii) As of December 31, 2024

(In millions of won and in years)
Classification	Category		Book Value	Remaining amortization period (*1)
Patent	Direct additions	~~W~~	237,305	7.0
	Licenses agreement(*2)		441,454	5.2
	Subtotal	~~W~~	678,759
Other			2,851	3.7
	Total	~~W~~	681,610

(*1) Weighted average of the remaining useful life based on the book value at the end of the reporting period as each patent has a different remaining amortization period.

(*2) The Company’s rights under contracts with the patent company.

48

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

10. Intangible Assets, Continued

(c)
The total amount of research and development expenditure recognized as an expense for the year ended December 31, 2025 is ~~W~~1,398,768 million (2024: ~~W~~1,427,125 million).

(d)
Details of impairment test on Good-will

As of December 31, 2025, the entire amount of goodwill has been allocated to the Display cash-generating unit(CGU). Accordingly, the Company performed an impairment test on the Display CGU to which the goodwill has been allocated.

The recoverable amount of CGU is determined based on its value in use. Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated revenue and operating expenditures of the Company’s products used in the forecast was determined considering external sources and the Company’s historical experience. Management estimated the future cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU include revenue and operating expenditures for the forecast period and discount rate. Terminal growth rate and the discount rate used in the estimation of value in use are as follows.

Classification	Pre-tax discount rate(*)	Post-tax discount rate(*)	Terminal growth rate
Display CGU	9.1%	7.2%	1.0%

(*) The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of seven global listed companies in the same industry and the Company. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Company's credit rating and debt ratio was determined using the average of the debt ratios of the seven global listed companies in the same industry and the Company. The Company calculates the value in use of the CGU using post-tax cash flows and a post-tax discount rate, and the result is not significantly different from the value in use calculated using pre-tax cash flows and pre-tax discount rate.

As a result of impairment test for Display CGU, the recoverable amount exceeded its carrying amount. The value in use determined for this CGU is sensitive to the discount rate used in the discounted cash flow model.

49

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

11. Investment Property

(a) Changes in investment property for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025	2024
Book value as of January 1	~~W~~	27,911	32,995
Transfer		(5,331)	-
Depreciation		(4,558)	(5,084)
Others		9	-
Book value as of December 31	~~W~~	18,031	27,911

(b) For the year ended December 31, 2025, rental revenue from investment property is ~~W~~8,966 million (2024: ~~W~~8,891 million) and rental cost is ~~W~~4,956 million (2024: ~~W~~5,468 million).

12. Financial Liabilities

(a)
Details of financial liabilities as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025	December 31, 2024
Current
Short-term borrowings	~~W~~	2,195,397	2,454,295
Current portion of long-term borrowings		1,261,745	2,787,100
Current portion of bonds		398,223	611,882
Current portion of payment guarantee liabilities		4,418	6,092
Derivatives(*)		4,066	3,762
Lease liabilities		6,848	3,539
Total	~~W~~	3,870,697	5,866,670

Non-current
Long-term borrowings	~~W~~	4,853,970	3,762,972
Bonds		124,871	525,957
Non-current payment guarantee liabilities		5,029	9,678
Derivatives(*)		5,487	7,006
Lease liabilities		3,219	2,995
Total	~~W~~	4,992,576	4,308,608

(*) The derivatives, which are not designated as hedging instruments, arise from cross currency interest rate swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(b)
Details of short-term borrowings as of December 31, 2025 and 2024 are as follows:

(In millions of won)
Lender	Description	Annual interest rate as of December 31, 2025 (%)		December 31, 2025	December 31, 2024
LG Display Singapore Pte. Ltd.	Working Capital	3.66	~~W~~	1,721,880	2,160,900
Standard Chartered Bank Korea Limited and others	Working Capital and others	5.02~5.72		473,517	293,395
Total			~~W~~	2,195,397	2,454,295

50

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

12. Financial Liabilities, Continued

(c)
Details of Korean won denominated long-term borrowings as of December 31, 2025 and 2024 are as follows :

(In millions of won)
Lender	Description	Latest maturity date	Annual interest rate as of December 31, 2025(%)		December 31, 2025	December 31, 2024
LG Electronics Inc.	Operating capital	-	-	~~W~~	-	1,000,000
Korea Development Bank and others	Facility capital and others	January 2026~ March 2030	3.46~5.65		4,000,423	3,668,538
Less: current portion					(1,190,000)	(1,861,000)
Total				~~W~~	2,810,423	2,807,538

(d)
Details of foreign currency denominated long-term borrowings as of December 31, 2025 and 2024 are as follows :

(In millions of won and USD)
Lender	Description	Latest maturity date	Annual interest rate as of December 31, 2025(%)		December 31, 2025	December 31, 2024
KEB Hana Bank and others	Facility capital and others	September 2026~ March 2029	2.40~6.27	~~W~~	2,115,292	1,881,534
Foreign currency equivalent of foreign currency borrowings					USD 1,420	USD 1,280
					CNY 380	-
Less: current portion					(71,745)	(926,100)
Total				~~W~~	2,043,547	955,434

51

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

12. Financial Liabilities, Continued

(e)
Details of bonds issued and outstanding as of December 31, 2025 and 2024 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2025(%)		December 31, 2025	December 31, 2024
Korean won denominated bonds at amortized cost(*1)
Publicly issued bonds	September 2026~ February 2027	2.79~3.66	~~W~~	335,000	655,000
Privately issued bonds	January 2026	7.25		45,000	337,000
Less: discount on bonds				(257)	(705)
Less: current portion				(254,872)	(611,882)
Subtotal			~~W~~	124,871	379,413
Foreign currency denominated bonds at amortized cost(*2)
Privately issued bonds	April 2026	5.76	~~W~~	143,490	147,000
Foreign currency equivalent of foreign currency denominated bonds				USD 100	USD 100
Less: discount on bonds			~~W~~	(139)	(456)
Less: foreign currency equivalent of discount on bonds of foreign currency denominated bonds				USD (0)	USD (0)
Less: current portion			~~W~~	(143,351)	-
Subtotal			~~W~~	-	146,544
Total			~~W~~	124,871	525,957

(*1) Principal of the Korean won denominated bonds is to be repaid at maturity and interest is paid quarterly.

(*2) Principal of the foreign currency denominated bonds is to be repaid at maturity and interest is paid quarterly.

52

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

13. Post-employment Benefits

(a) Defined benefit plans

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

The defined benefit plans expose the Company to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

i) Details of net defined benefit liabilities (defined benefit assets) recognized as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025	December 31, 2024

Present value of defined benefit obligations	~~W~~	1,266,838	1,436,251
Fair value of plan assets		(1,465,126)	(1,596,815)
Total	~~W~~	(198,288)	(160,564)

ii) Changes in the present value of the defined benefit obligations for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025	2024
Defined benefit obligations at January 1	~~W~~	1,436,251	1,482,976
Current service cost		144,608	146,859
Interest cost		55,318	67,426
Remeasurements (before tax)		(82,071)	142,422
Benefit payments		(284,232)	(397,457)
Net transfers from (to) related parties		(3,036)	(5,975)
Defined benefit obligations at December 31	~~W~~	1,266,838	1,436,251

Weighted average remaining maturity of defined benefit obligations as of December 31, 2025 is 7.62 years (December 31, 2024 : 9.98 years).

iii) Changes in fair value of plan assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Fair value of plan assets at January 1	~~W~~	1,596,815	1,890,188
Interest income		60,768	86,280
Remeasurements (before tax)		(894)	(11,781)
Contributions by employer directly to plan assets		96,970	-
Benefit payments		(288,533)	(367,872)
Fair value of plan assets at December 31	~~W~~	1,465,126	1,596,815

The Company is considering the amount of recent contributions and the size of plan assets when estimating the contributions expected to be paid in the fiscal year commencing after the end of the reporting period.

53

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

13. Post-employment Benefits, Continued

(a) Defined benefit plans, Continued

iv) Details of plan assets as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Time deposits in banks	~~W~~	1,465,126	1,596,815

As of December 31, 2025, the Company maintains the plan assets with Shinhan Bank, KEB Hana Bank and others.

v) Details of expenses related to defined benefit plans recognized in profit or loss for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Current service cost	~~W~~	144,608	146,859
Net interest cost		(5,450)	(18,854)
Total (*)	~~W~~	139,158	128,005

(*) The total cost related to the defined benefit plans includes capitalized amounts of ~~W~~10,885 million (2024: ~~W~~9,885 million).

Details of expenses are recognized in the statements of comprehensive income (loss) as follows:

(In millions of won)
		2025	2024
Cost of sales	~~W~~	94,756	89,052
Selling expenses		6,608	5,836
Administrative expenses		13,963	12,627
Research and development expenses		12,946	10,605
Total (*)	~~W~~	128,273	118,120

(*) The total cost recognized in the statements of comprehensive income (loss) related to the defined benefit plans excludes capitalized amounts of ~~W~~10,885 million (2024: ~~W~~9,885 million).

54

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

13. Post-employment Benefits, Continued

(a) Defined benefit plans, Continued

(vi) Details of remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Balance at January 1	~~W~~	(84,824)	47,011
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(5,600)	(21,525)
Demographic assumptions		(12,692)	7,487
Financial assumptions		100,363	(128,384)
Return on plan assets		(894)	(11,781)
Subtotal	~~W~~	81,177	(154,203)
Income tax	~~W~~	(7,065)	22,368
Balance at December 31	~~W~~	(10,712)	(84,824)

(vii) Details of principal actuarial assumptions as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Expected rate of salary increase	4.0%	4.0%
Discount rate for defined benefit obligations(*)	4.7%	3.9%

(*) For the years ended December 31, 2025, the Company changed the discount rate calculation method among the actuarial assumptions for the projected unit credit method to more reasonably determine the defined benefit obligation. As a result of this change in accounting estimate, the defined benefit obligation decreased by ~~W~~83,842 million, and retained earnings increased by ~~W~~76,545 million.

(viii) Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2025:

(In millions of won)		Defined benefit obligations
		1% increase	1% decrease
Discount rate for defined benefit obligations	~~W~~	(88,618)	100,158
Expected rate of salary increase		104,279	(93,567)

(b) Defined contribution plans

The amount recognized as an expense in relation to the defined contribution plan for the year ended December 31, 2025 is ~~W~~33,253 million (2024: ~~W~~19,057 million).

55

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

14. Provisions

Changes in provisions for the years ended December 31, 2025 and 2024 are as follows:

(i) 2025

(In millions of won)
		Litigation	Warranties(*)	Others	Total
At January 1, 2025	~~W~~	7,479	151,394	5,997	164,870
Additions		8,844	50,637	13,349	72,830
Usage		(14,777)	(66,453)	(15,566)	(96,796)
At December 31, 2025	~~W~~	1,546	135,578	3,780	140,904
Current	~~W~~	1,546	80,233	3,780	85,559
Non-current	~~W~~	-	55,345	-	55,345

(*) The Company provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

(ii) 2024

(In millions of won)
		Litigation	Warranties(*)	Others	Total
At January 1, 2024	~~W~~	1,806	171,953	5,880	179,639
Additions		5,673	83,020	27,840	116,533
Usage		-	(103,579)	(27,723)	(131,302)
At December 31, 2024	~~W~~	7,479	151,394	5,997	164,870
Current	~~W~~	7,479	90,486	5,997	103,962
Non-current	~~W~~	-	60,908	-	60,908

(*) The Company provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

56

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

15. Contingent Liabilities and Commitments

(a) Legal Proceedings

Litigation alleging violations of antitrust and competition laws

The Company and other LCD panel manufacturers have been sued by individual companies for alleged violations of European Union competition laws. The Company is actively defending itself in these ongoing legal proceedings, and as of December 31, 2025, the Company cannot predict the ultimate outcome of the litigation.

Others

The Company is involved in various lawsuits and disputes in addition to the pending proceeding described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b) Commitments

Factoring and transfer of trade receivables

The Company has entered into discount agreements with Korea Development Bank and other banks for accounts receivable related to export sales transactions with its subsidiaries, with a credit limit of up to USD 1,000 million (Equivalent to ~~W~~1,434,900 million). As of December 31, 2025, there are no discounted trade receivables under the agreements that remain outstanding until maturity. In relation to the above agreements, the financial institutions retain the right of recourse against the Company for any discounted receivables that are not collected at maturity.

The Company has entered into receivable transfer agreements with MUFG Bank and other financial institutions in respect of trade receivables arising from domestic and export sales transactions, with an aggregate limit of ~~W~~509,390 million. As of December 31, 2025, the amount of transferred trade receivables that remain outstanding until maturity under the agreement is ~~W~~11,476 million. In relation to the above agreements, the financial institutions do not have recourse to the Company for any receivables that are not recovered at maturity.

57

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

15. Contingent Liabilities and Commitments, Continued

(b) Commitments, Continued

Loan commitment

As of December 31, 2025, the Company has borrowing and letter of credit facilities with Hana Bank and other financial institutions, with a combined credit limit of ~~W~~2,587,585 million and with LG Display Singapore Pte. Ltd. for borrowing up to USD 1,200 million (Equivalent to ~~W~~1,721,880 million).

Payment guarantees

The Company provides payment guarantee to LG Display Vietnam Haiphong Co., Ltd. for the loan principal of USD 938 million (Equivalent to ~~W~~1,345,219 million).

The Company has received a payment guarantee of ~~W~~2,662 million from Seoul Guarantee Insurance Co., Ltd. in relation to performance guarantees and others.

License agreements

As of December 31, 2025, the Company has a trademark license agreement with LG Corp. and pays the usage fee according to the terms of the Agreement.

58

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

15. Contingent Liabilities and Commitments, Continued

(b) Commitments, Continued

Collateral

Details of the collateral provided by the Company as of December 31, 2025 are as follows:

(In millions of won)
Collateral	Carrying amount	Maximum secured amount of credit	Secured creditor	Collateral borrowings amount
Property, plant and equipment and others	217,031	780,000	Korea Development Bank and others	650,000

Commitments for asset acquisition

The amount committed to acquire property, plant, equipment and intangible assets not recognized on the financial statements as of December 31, 2025 is ~~W~~538,995 million.

16. Share Capital and Share Premium

The total number of shares to be issued by the Company is 1,000,000,000 shares, the number of shares issued is 500,000,000 shares (December 31, 2024: 500,000,000 shares), and the par value per share is ~~W~~5,000. There were no changes in the Company's share capital for the year ended December 31, 2025.

The Company's share premium consists of paid-in capital in excess of par value, and there were no changes in this paid-in capital for the year ended December 31, 2025.

The Company conducted a paid-in capital increase based on the resolution of the board of directors on December 18, 2023, and the newly issued shares were listed on the Korea Exchange (KRX) on March 26, 2024.

With the new shares of common stock, the capital stock increased by ~~W~~710,921 million to ~~W~~2,500,000 million, and capital surplus increased by ~~W~~569,893 million to ~~W~~2,821,006 million for the year ended December 31, 2024.

59

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

17. Accumulated deficit

(a) Accumulated deficit as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Legal reserve	~~W~~	235,416	235,416
Other reserve		68,251	68,251
Defined benefit plan actuarial income (loss)		(10,712)	(84,824)
Unappropriated accumulated deficit		(1,842,256)	(1,744,051)
Total	~~W~~	(1,549,301)	(1,525,208)

(b) For the years ended December 31, 2025 and 2024, details of the Company’s appropriations of accumulated deficit are as follows:

(In millions of won, except for cash dividend per common stock)
		2025	2024
Unappropriated accumulated deficit		(1,842,256)	(1,744,051)
Unappropriated retained earnings (accumulated deficit) carried over from prior year	~~W~~	(1,744,051)	1,290,685
Loss for the year		(98,205)	(3,034,736)
Unappropriated accumulated deficit carried forward to the following year	~~W~~	(1,842,256)	(1,744,051)

Expected date of appropriation for the year ended December 31, 2025 is March 19, 2026 and the date of appropriation for the year ended December 31, 2024 was March 20, 2025.

18. Revenue

Details of revenue for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Sales of goods	~~W~~	23,950,081	25,083,924
Others(*)		165,845	94,764
Total	~~W~~	24,115,926	25,178,688

(*) Others include royalties and rental revenue.

For the year ended December 31, 2025, the revenue recognized by satisfying performance obligation for the amount received from the customer in the prior reporting periods is ~~W~~1,105,095 million. (2024: ~~W~~587,742 million)

60

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

19. The Nature of Expenses

The classifications of expenses by nature for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Changes in inventories	~~W~~	(6,831)	(5,719)
Purchases of raw materials and others		9,249,648	9,987,490
Depreciation and amortization		2,711,585	3,087,047
Outsourcing		7,128,436	8,094,665
Labor		2,637,307	2,726,704
Supplies and others		689,107	686,731
Utility		1,051,965	1,068,096
Fees and commissions		357,583	388,732
Freight cost		51,573	61,313
Advertising		61,660	66,988
Warranty		50,637	83,020
Travel		35,048	45,214
Taxes and dues		68,774	74,068
Others		653,569	614,965
Total(*)	~~W~~	24,740,061	26,979,314

(*) Total expenses consist of cost of sales, selling, administrative, research and development expenses.

61

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

20. Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Salaries	~~W~~	301,177	434,233
Post-employment benefit		24,696	20,969
Other employee benefits		46,547	48,707
Freight cost		18,785	22,453
Fees and commissions		120,413	162,434
Depreciation and amortization		132,868	148,712
Taxes and dues		4,602	4,529
Advertising		61,660	66,988
Warranty		50,637	83,020
Insurance		10,040	9,424
Travel		7,498	8,160
Training		6,372	7,612
Others		51,502	58,734
Total	~~W~~	836,797	1,075,975

62

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

21. Other Non-operating Income and Other Non-operating Expenses

(a) Details of other non-operating income for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Foreign currency gain	~~W~~	1,393,302	1,607,940
Gain on disposal of assets held for sale		967,102	-
Gain on disposal of property, plant and equipment		32,780	51,093
Gain on disposal of intangible assets		1,592	25
Reversal of impairment loss on property, plant and equipment		2,446	4,314
Others		51,226	39,134
Total	~~W~~	2,448,448	1,702,506

(b) Details of other non-operating expenses for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Foreign currency loss	~~W~~	1,304,630	2,200,195
Loss on disposal of property, plant and equipment		69,995	75,672
Impairment loss on property, plant and equipment		157,951	69,725
Impairment loss on intangible assets		55,292	72,490
Impairment loss on investments		41,534	5,481
Others		19,932	16,426
Total	~~W~~	1,649,334	2,439,989

63

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

22. Finance Income and Finance Costs

Details of finance income and costs recognized in profit or loss for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Finance income
Interest income	~~W~~	16,876	20,440
Dividend income		146,566	227,418
Foreign currency gain		184,585	30,205
Gain on valuation of financial assets at fair value through profit or loss		9,227	-
Gain on transaction of derivatives		162,139	274,173
Gain on valuation of derivatives		16,002	145,078
Others		6,264	7,456
Total	~~W~~	541,659	704,770

Finance costs
Interest expense	~~W~~	521,247	665,051
Foreign currency loss		79,956	565,829
Loss on valuation of financial assets at fair value through profit or loss		5,370	6,567
Loss on transaction of derivatives		4,155	-
Loss on valuation of derivatives		139,051	5,771
Others		3,726	10,935
Total	~~W~~	753,505	1,254,153

64

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

23. Income Tax Benefit (Expense)

(a) Details of income tax benefit (expense) for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Current tax benefit (expense)
Current year	~~W~~	(15,766)	(12,368)
Adjustment for prior years		-	5
Subtotal	~~W~~	(15,766)	(12,363)
Deferred tax benefit
Changes in temporary differences	~~W~~	(45,572)	65,118
Income tax benefit (expense)	~~W~~	(61,338)	52,755

(b) Details of income tax benefit (expense) recognized in equity for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025			2024
		Before tax	Income tax effect	Net of tax	Before tax	Income tax effect	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	81,177	(7,065)	74,112	(154,203)	22,368	(131,835)

65

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

23. Income Tax Benefit (Expense), Continued

(c) Reconciliation of the effective tax rate for the years ended December 31, 2025 and 2024 is as follows:

(In millions of won)
		2025	2024
Loss for the year	~~W~~	(98,205)	(3,034,736)
Income tax benefit (expense)		(61,338)	52,755
Loss before income tax		(36,867)	(3,087,491)
Income tax benefit using the Company’s statutory tax rate		8,859	707,653
Income not subject to tax		33,277	61,846
Expenses not deductible for tax purposes		(13,625)	(308)
Change in unrecognized deferred tax assets (*1)		273,296	(703,714)
Effect on change in tax rate		(339,969)	(30,151)
Others		(23,176)	17,429
Total	~~W~~	(61,338)	52,755
Effective tax rate		(*2)	(*2)

(*1) The effect of changes in deferred tax assets related to tax loss carryforwards and tax credit carryforwards that are not realizable based on the estimates of future taxable profit.

(*2) Actual effective tax rate is not calculated due to loss before income tax for the years ended December 31, 2025 and 2024.

(d) Global Minimum Tax

Under Pillar Two legislation, the Company is liable to pay a top-up tax for the difference between the GloBE effective tax rate per jurisdiction and the 15% minimum rate. The Company has assessed its impact of the Pillar Two legislation on its financial statements. As a result of the assessment, the Company has no current tax expenses related to Pillar Two legislation for the year ended December 31, 2025.

66

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

24. Deferred Tax Assets and Liabilities

(a) Details of the recovery and settlement timings for deferred tax assets and liabilities as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Deferred tax assets
Deferred tax asset to be recovered after more than 12 months	~~W~~	3,512,404	3,511,525
Deferred tax asset to be recovered within 12 months		289,310	336,541
Total deferred tax assets		3,801,714	3,848,066
Deferred tax liabilities
Deferred tax liability to be settled after more than 12 months	~~W~~	305,286	300,766
Deferred tax liability to be settled within 12 months		74,075	72,310
Total deferred tax liabilities		379,361	373,076
Deferred tax assets after offsetting	~~W~~	3,422,353	3,474,990

67

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

24. Deferred Tax Assets and Liabilities, Continued

(b) Changes in deferred tax assets and liabilities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		January 1, 2024	Profit or loss for 2024	Other comprehensive income (loss) for 2024	December 31, 2024	Profit or loss for 2025	Other comprehensive income (loss) for 2025	December 31, 2025
Other accounts receivable	~~W~~	(61)	(4,406)	-	(4,467)	(4,059)	-	(8,526)
Inventories		28,607	3,416	-	32,023	29,161	-	61,184
Defined benefit assets		(89,753)	53,348	22,368	(14,037)	(26,548)	(7,065)	(47,650)
Accrued expenses		93,511	8,377	-	101,888	28,115	-	130,003
Property, plant and equipment and intangible assets		400,332	(22,941)	-	377,391	(156,866)	-	220,525
Provisions		39,586	(4,666)	-	34,920	(2,151)	-	32,769
Subsidiaries and associates		78,194	2,339	-	80,533	(68,697)	-	11,836
Other temporary differences		11,533	1,708	-	13,241	5,984	-	19,225
Tax loss carryforwards		2,677,340	31,507	-	2,708,847	138,918	-	2,847,765
Tax credit carryforwards		148,215	(3,564)	-	144,651	10,571	-	155,222
Deferred tax assets (liabilities)	~~W~~	3,387,504	65,118	22,368	3,474,990	(45,572)	(7,065)	3,422,353

(c) Details of deductible (taxable) temporary difference, tax credit carryforwards and tax loss carryforwards unrecognized as deferred tax assets (liabilities) as of December 31, 2025, are as follows:

(In millions of won)
		Amount	Reason
Investments with its subsidiary	~~W~~	(209,804)	Unlikely to reverse (dispose of) in the foreseeable future
Tax credit carryforwards (*1)		1,081,726	Uncertainty of future taxable profit
Tax loss carryforwards (*2)		2,021,561	Uncertainty of future taxable profit

(*1) Unrecognized tax credit carryforwards due to the low probability of realization in the future as of December 31, 2025, will be expired from 2026.

(*2) Unrecognized tax loss carryforwards due to the low probability of realization in the future as of December 31, 2025, will be expired from 2039.

68

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

25. Loss Per Share

(a) Basic loss per share for the years ended December 31, 2025 and 2024 are as follows:

(In won and number of shares)
		2025	2024
Loss for the year	~~W~~	(98,205,350,693)	(3,034,736,546,955)
Weighted-average number of common shares outstanding		500,000,000	471,252,355
Basic loss per share	~~W~~	(196)	(6,440)

Due to paid-in capital increase for the year ended December 31, 2024, the number of outstanding shares has increased.

(b) Diluted loss per share is not different from basic loss per share as there are no dilution effects of potential common stocks.

69

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risk. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i) Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

The Company adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances in foreign currency cash inflows and outflows. In respect of monetary assets and liabilities denominated in foreign currencies, the Company manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

Cross currency interest rate swap contracts, USD 580 million (December 31, 2024: USD 500 million) and CNY 380 million (December 31, 2024: CNY 726 million) were entered into to manage currency risk with respect to foreign currency denominated borrowings and USD 1,020 million (December 31, 2024: USD 980 million) were entered into to manage currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

The currency forward exchange contracts entered into to manage foreign exchange risk related to advances received in foreign currency expired during the reporting period, and there is no outstanding balance as of December 31, 2025 (December 31, 2024: USD 750 million).

A weaker won, as indicated below, against the following currencies which comprise the Company’s financial assets or liabilities denominated in a foreign currency as of December 31, 2025 and 2024 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The sensitivity analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in profit or loss before income tax would have been as follows:

(In millions)		December 31, 2025		December 31, 2024
USD (5 percent weakening)	~~W~~	(349,389)	~~W~~	(349,435)
JPY (5 percent weakening)		(5,309)		(6,219)

If the exchange rates for the currencies presented above were to decrease at the end of the reporting period, with all other variables held constant, the effects would be the opposite of those presented above.

70

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

(a) Market risk, Continued

(ii) Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manage interest rate risk by monitoring trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into cross currency interest rate swap contracts amounting to USD 1,020 million (Equivalent to ~~W~~1,463,598 million) and interest rate swap contracts amounting to USD 250 million (Equivalent to ~~W~~358,725 million) and ~~W~~2,280,000 million in notional amount to manage interest rate risk with respect to variable interest-bearing borrowings.

i) Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of December 31, 2025 and 2024 is as follows:

(In millions of won)		December 31, 2025	December 31, 2024

Fixed rate instruments
Financial assets	~~W~~	248,729	238,477
Financial liabilities		(2,010,142)	(4,076,162)
Total	~~W~~	(1,761,413)	(3,837,685)
Variable rate instruments
Financial liabilities	~~W~~	(6,824,064)	(6,066,044)

ii) Profit or loss before income tax sensitivity analysis for variable rate instruments

As of December 31, 2025 and 2024, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) profit or loss before income tax by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
		Profit or loss before income tax
		1%p increase	1%p decrease
December 31, 2025
Variable rate instruments	~~W~~	(68,241)	68,241
December 31, 2024
Variable rate instruments	~~W~~	(60,660)	60,660

71

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

(b) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, does not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		December 31, 2025	December 31, 2024
Financial assets carried at amortized cost
Cash equivalents	~~W~~	248,729	238,477
Deposits in banks		11	11
Trade accounts and notes receivable, net		3,140,538	4,964,594
Non-trade receivables, net		140,191	206,313
Accrued income, net		34,017	19,286
Deposits		7,160	8,964
Loans		7,994	37,143
Subtotal	~~W~~	3,578,640	5,474,788
Financial assets at fair value through profit or loss
Derivatives		131,987	256,251
Financial assets effective for fair value hedging
Derivatives		-	119,098
Total	~~W~~	3,710,627	5,850,137

72

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

(b) Credit risk, Continued

In addition to the financial assets above, as of December 31, 2025, the Company provides payment guarantees to LG Display Vietnam Haiphong, Co., Ltd. in connection with the principal amount of credit facilities amounting to USD 938 million (~~W~~1,345,219 million) (see note 15).

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing.

Meanwhile, the Company has entered into borrowing facility agreements with several banks. These agreements may include financial covenants requiring the Company to meet certain financial performance targets. The Company periodically monitors compliance with these agreements through its internal control procedures to proactively manage liquidity risk.

73

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

(i) Contractual cash flows of financial liabilities

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2025 and 2024.

i) As of December 31, 2025

(In millions of won)			Contractual cash flows
		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	8,311,112	8,815,503	3,204,224	533,755	3,334,130	1,743,394	-
Bonds		523,094	538,548	198,654	213,751	126,143	-	-
Trade accounts and notes payable(*1)		9,711,618	9,711,618	9,711,618	-	-	-	-
Other accounts payable(*1)		1,151,778	1,153,425	1,122,911	30,514	-	-	-
Long-term other accounts payable		218,683	248,238	-	-	67,441	180,797	-
Payment guarantee(*2)		9,447	1,345,219	1,345,219	-	-	-	-
Security deposits received		138,380	147,474	480	4,109	142,859	26	-
Lease liabilities		10,067	10,544	3,692	3,446	1,846	1,404	156
Derivative financial liabilities
Derivatives	~~W~~	9,553	7,157	3,027	2,416	1,792	(78)	-
Cash outflow		-	325,920	18,751	13,131	292,017	2,021	-
Cash inflow		-	(318,763)	(15,724)	(10,715)	(290,225)	(2,099)	-
Total	~~W~~	20,083,732	21,977,726	15,589,825	787,991	3,674,211	1,925,543	156

(*1) As of December 31, 2025, it includes ~~W~~704,529 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases.

(*2) Contractual cash flows of payment guarantee represents the maximum amount to the earliest period that the Company could be required to pay the guarantee amount.

74

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

ii) As of December 31, 2024

(In millions of won)			Contractual cash flows
		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	9,004,367	9,610,754	4,350,636	1,135,893	1,751,037	2,347,875	25,313
Bonds		1,137,839	1,185,892	631,539	11,638	416,573	126,142	-
Trade accounts and notes payable(*1)		12,011,544	12,011,544	11,740,183	271,361	-	-	-
Other accounts payable(*1)		1,438,724	1,441,594	1,112,327	329,267	-	-	-
Long-term other accounts payable		279,774	323,400	-	-	69,090	192,570	61,740
Payment guarantee(*2)		15,770	1,984,500	1,984,500	-	-	-	-
Security deposits received		160,710	189,210	-	808	6,837	181,565	-
Lease liabilities		6,534	6,968	1,944	1,831	1,797	1,233	163
Derivative financial liabilities
Derivatives	~~W~~	10,768	11,184	930	3,447	4,495	2,312	-
Cash outflow		-	75,016	21,402	20,467	22,342	10,805	-
Cash inflow		-	(63,832)	(20,472)	(17,020)	(17,847)	(8,493)	-
Total	~~W~~	24,066,030	26,765,046	19,822,059	1,754,245	2,249,829	2,851,697	87,216

(*1) As of December 31, 2024, it includes ~~W~~1,187,450 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases.

(*2) Contractual cash flows of payment guarantee represents the maximum amount to the earliest period that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

75

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

(ii) Supplier finance agreement

Supplier finance arrangements are characterized by one or more finance providers offering to pay amounts that the Company owes its suppliers and the Company agreeing to pay finance providers according to the terms and conditions of the arrangements at a date later than, when suppliers are paid. These arrangements provide the Company with extended payment terms, or the Company’s suppliers with early payment terms, compared to the related invoice payment due date.

The carrying amounts of financial liabilities from supplier financing agreement as of December 31, 2025 and 2024 are as follows:

		December 31, 2025		December 31, 2024
		Trade accounts and notes payable	Other accounts payable	Trade accounts and notes payable	Other accounts payable
Liabilities under supplier finance arrangement
Purchase card(*1)	~~W~~	474,781	219,697	778,535	366,853
Electronic Trade Receivable-Secured Loan(*2)	~~W~~	53,667	142,872	90,328	164,741
Liabilities under supplier finance arrangement of which the supplier has received payment from the finance provider
Purchase card(*1)	~~W~~	474,781	219,697	778,535	366,853
Electronic Trade Receivable-Secured Loan(*2)	~~W~~	2,138	12,465	2,443	2,952

(*1) The company pays the settlement amount to the card company on the end date of credit term according to the card agreement. The company uses purchase cards in agreement with the supplier, the amount paid to the card company is for the purchase of goods or services incurred in the normal course of business, with no change in the underlying purpose of the transaction, and the payment deadline to the card company falls within the normal business cycle of one year or less, and no collateral is provided in connection with this agreement. Therefore, it is classified as trade accounts and notes payable and other account payable and presented as operating and investing activities in the cash flow statement.

(*2) The company enters into supplier financial agreement with financial institutions to streamline the payment process and offer early payment terms to suppliers. Under the supplier financial agreement, if a vendor that supplied goods or services to the company transfers its account receivables to the financial institution within the payment due date, the company pays the amount to the financial institution. There is no change in the original debt recognized as trade accounts and notes payable or other account payable because the supplier financial agreement does not result in a substantive reduction of the company’s payment obligation or a change in payment terms.

76

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

The range of payment due dates as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024

Liabilities under supplier finance arrangement
Purchase card	91~205days	270~288days
Electronic Trade Receivable-Secured Loan	45~123days	45~123days
Trade accounts and notes payable not covered by the supplier finance agreement	5~123days	3~123days

There were no material business combinations or foreign exchange differences that would affect the liabilities under the supplier finance arrangement.

(d) Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. The Company is also responsible for complying with certain financial ratios as part of capital maintenance conditions imposed externally. To fulfill this responsibility, the Company regularly monitors these financial ratios and takes proactive measures when necessary.

(In millions of won)
		December 31, 2025	December 31, 2024
Total liabilities	~~W~~	21,039,417	26,003,253
Total equity		3,771,705	3,795,798
Cash and cash equivalents		248,729	238,477
Borrowings (including bonds)		8,834,206	10,142,206
Total liabilities to equity ratio		558%	685%
Net borrowings to equity ratio(*)		228%	261%

(*) Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and cash equivalents by total equity.

77

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

(e) Determination of fair value

(i) Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(ii) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025		December 31, 2024
		Carrying amounts	Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	248,729	(*1)	238,477	(*1)
Deposits in banks		11	(*1)	11	(*1)
Trade accounts and notes receivable, net		3,140,538	(*1)	4,964,594	(*1)
Non-trade receivables, net		140,191	(*1)	206,313	(*1)
Accrued income, net		34,017	(*1)	19,286	(*1)
Deposits		7,160	(*1)	8,964	(*1)
Loans		7,994	(*1)	37,143	(*1)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	23,616	23,616	22,138	22,138
Derivatives		131,987	131,987	256,251	256,251
Financial assets effective for fair value hedging
Derivatives	~~W~~	-	-	119,098	119,098
Financial liabilities carried at amortized cost
Borrowings	~~W~~	8,311,112	8,340,819	9,004,367	9,074,818
Bonds		523,094	523,500	1,137,839	1,142,725
Trade accounts and notes payable		9,711,618	(*1)	12,011,544	(*1)
Other accounts payable		1,370,461	(*1)	1,718,498	(*1)
Security deposits received		138,380	(*1)	160,710	(*1)
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	9,553	9,553	10,768	10,768
Other financial liabilities
Payment guarantee liabilities	~~W~~	9,447	(*1)	15,770	(*1)
Lease liabilities		10,067	(*2)	6,534	(*2)

(*1) Excluded from disclosures as the carrying amount approximates fair value.

(*2) Excluded from the fair value disclosures in accordance with Korean IFRS 1107 'Financial Instruments: Disclosures'.

78

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

(iii) Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

▪
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
▪
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
▪
Level 3: inputs for the asset or liability that are not based on observable market data

The Company measures fair value for financial reporting purposes, including fair value measurements, which are classified as "Level 3". The Company consults on the fair value assessment process and its results in accordance with the financial reporting schedule, and recognizes changes in the "level" at the end of the reporting period when there is a change in events or circumstances that cause a shift between fair value levels.

79

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

ii) Assets and liabilities measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025			Total
Classification		Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	21,008	-	2,608	23,616
Derivatives		-	131,987	-	131,987
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	-	9,553	-	9,553

(In millions of won)		December 31, 2024			Total
Classification		Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	18,958	-	3,180	22,138
Derivatives		-	256,251	-	256,251
Financial assets effective for fair value hedging
Derivatives	~~W~~	-	119,098	-	119,098
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	-	10,768	-	10,768

80

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

The valuation techniques and inputs for assets and liabilities measured at fair value those are classified as Level 2 and Level 3 within the fair value hierarchy as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025		December 31, 2024		Valuation technique	Input
Classification		Level 2	Level 3	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	-	2,608	-	3,180	Net asset value method and Comparable company analysis	Price to book value ratio
Derivatives		131,987	-	256,251	-	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for fair value hedging
Derivatives	~~W~~	-	-	119,098	-	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	9,553	-	10,768	-	Discounted cash flow	Discount rate and Exchange rate

81

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2025 and 2024 are as follows:

(In millions of won)		December 31, 2025			Valuation technique	Input
Classification		Level 1	Level 2	Level 3
Liabilities
Borrowings	~~W~~	-	-	8,340,819	Discounted cash flow	Discount rate
Bonds		-	-	523,500	Discounted cash flow	Discount rate

(In millions of won)		December 31, 2024			Valuation technique	Input
Classification		Level 1	Level 2	Level 3
Liabilities
Borrowings	~~W~~	-	-	9,074,818	Discounted cash flow	Discount rate
Bonds		-	-	1,142,725	Discounted cash flow	Discount rate

iv) The interest rates applied for determination of the above fair value as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Borrowings, bonds and others	3.32%~3.90%	3.70%~3.96%

v) There is no transfer between Level 1, Level 2 and Level 3 for the years ended December 31, 2025 and 2024, and the changes in financial assets classified as Level 3 of fair value measurements for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
Classification		January 1, 2025	Valuation	December 31, 2025
Equity instruments	~~W~~	3,180	(572)	2,608

(In millions of won)
Classification		January 1, 2024	Valuation	Disposal	December 31, 2024
Equity instruments	~~W~~	3,967	(787)	-	3,180
Convertible securities		1,838	-	(1,838)	-

82

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

26. Financial Risk Management, Continued

(f) Net gains and losses by category of financial instruments

The net gains and losses by category of financial instruments for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)					2025

		Financial assets at amortized cost	Financial liabilities at amortized cost	Financial assets at FVTPL	Derivatives	Others	Total
Interest income	~~W~~	16,876	-	-	-	-	16,876
Interest expense		-	(520,716)	-	-	(531)	(521,247)
Foreign currency differences		(119,595)	334,061	-	(22,646)	-	191,820
Bad debt expense		(230)	-	-	-	-	(230)
Gain or loss on disposal		(81)	-	460	-	-	379
Gain or loss on valuation		-	-	3,857	-	-	3,857
Gain or loss on derivatives		-	-	-	34,935	-	34,935
Dividend income		-	-	266	-	-	266
Total	~~W~~	(103,030)	(186,655)	4,583	12,289	(531)	(273,344)

(In millions of won)					2024

		Financial assets at amortized cost	Financial liabilities at amortized cost	Financial assets at FVTPL	Derivatives	Others	Total
Interest income	~~W~~	20,440	-	-	-	-	20,440
Interest expense		-	(664,365)	-	-	(686)	(665,051)
Foreign currency differences		972,838	(2,155,951)	-	190,906	-	(992,207)
Bad debt expense		(348)	-	-	-	-	(348)
Gain or loss on disposal		(270)	-	(98)	-	-	(368)
Gain or loss on repayment		-	(678)	-	-	-	(678)
Gain or loss on valuation		-	-	(6,567)	-	-	(6,567)
Gain or loss on derivatives		-	-	-	413,480	-	413,480
Total	~~W~~	992,660	(2,820,994)	(6,665)	604,386	(686)	(1,231,299)

83

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

27. Leases

(a) Leases as lessee

The Company leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Company is a lessee is presented below.

(i) Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (see Note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025
		Buildings	Land	Machinery and equipment	Vehicles	Others	Total
At January 1	~~W~~	12	-	1,529	4,559	119	6,219
Additions		11,407	74	707	2,658	70	14,916
Depreciation		(6,650)	(38)	(1,768)	(2,718)	(72)	(11,246)
At December 31	~~W~~	4,769	36	468	4,499	117	9,889

(In millions of won)
		2024
		Buildings	Land	Machinery and equipment	Vehicles	Others	Total
At January 1	~~W~~	8,507	-	533	4,763	195	13,998
Additions		360	1	2,548	3,071	1	5,981
Depreciation		(8,855)	(1)	(1,552)	(3,275)	(77)	(13,760)
At December 31	~~W~~	12	-	1,529	4,559	119	6,219

(ii) Amounts recognized in profit or loss not from right-of-use assets for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Interest on lease liabilities	~~W~~	(531)	(686)
Expenses relating to short-term leases		(208)	(19)
Expenses relating to leases of low-value assets that are not short-term leases		(364)	(474)

84

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

27. Leases, Continued

(a) Leases as lessee, Continued

(iii) Changes in lease liabilities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
At January 1	~~W~~	6,534	14,400
Additions		14,925	5,981
Interest expense		531	686
Repayment of liabilities		(11,923)	(14,533)
At December 31	~~W~~	10,067	6,534

(iv) Total cash outflows from leases for the year ended December 31, 2025 amounted to ~~W~~12,495 million (2024: ~~W~~15,026 million).

(b) Leases as lessor

The Company leases out investment property and a portion of property, plant and equipment as operating leases (see Notes 9 and 11).

85

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

28. Cash Flow Information

(a) Details of cash flows generated from operations for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Loss for the year	~~W~~	(98,205)	(3,034,736)
Adjustments for:	~~W~~
Income tax expense (benefit) (Note 23)		61,338	(52,755)
Depreciation and amortization (Note 19)		2,711,585	3,087,047
Gain on foreign currency translation		(30,118)	(503,939)
Loss on foreign currency translation		216,838	934,645
Post-employment benefit (Note 13)		128,273	128,005
Gain on disposal of property, plant and equipment		(32,780)	(51,093)
Loss on disposal of property, plant and equipment		69,995	75,672
Impairment loss on property, plant and equipment		157,951	69,725
Gain on disposal of intangible assets		(1,592)	(25)
Loss on disposal of intangible assets		-	388
Impairment loss on intangible assets		55,292	72,490
Impairment loss on investments		41,534	5,481
Expense on increase of provisions		72,830	88,471
Finance income		(591,197)	(676,878)
Finance costs		736,386	1,227,368
Gain on disposal of assets held for sale		(967,102)	-
Others		(4,549)	(69,443)
Changes in:	~~W~~
Trade accounts and notes receivable		632,354	(2,157,869)
Other accounts receivable		39,984	(131,567)
Inventories		(6,832)	(5,720)
Other current assets		17,243	11,571
Other non-current assets		(5,067)	2,414
Proceeds from settlement of derivatives		79,881	35,757
Trade accounts and notes payable		(2,285,087)	2,310,209
Other accounts payable		(106,686)	(518,888)
Accrued expenses		119,933	23,846
Provisions		(97,872)	(103,462)
Advances received		11,893	(6,195)
Other current liabilities		(15,492)	(2,860)
Defined benefit liabilities (assets), net		(95,705)	(35,559)
Other non-current liabilities		47,659	2,237
Cash generated from operations	~~W~~	862,685	724,337

86

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

28. Cash Flow Information, Continued

(b) Changes in liabilities arising from financing activities for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
				Non-cash transactions
		January 1, 2025	Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	December 31, 2025
Short-term borrowings	~~W~~	2,454,295	(216,370)	(42,528)	-	-	2,195,397
Payment guarantee liabilities		15,770	6,290	-	-	(12,613)	9,447
Long-term borrowings		6,550,072	(395,953)	(41,609)	3,205	-	6,115,715
Bonds		1,137,839	(612,000)	(3,507)	762	-	523,094
Security deposits received		160,710	(40,500)	-	-	18,170	138,380
Lease liabilities		6,534	(11,392)	-	-	14,925	10,067
Total	~~W~~	10,325,220	(1,269,925)	(87,644)	3,967	20,482	8,992,100

(In millions of won)
				Non-cash transactions
		January 1, 2024	Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	December 31, 2024
Short-term borrowings	~~W~~	1,428,213	756,372	269,710	-	-	2,454,295
Payment guarantee liabilities		20,613	7,427	-	-	(12,270)	15,770
Long-term borrowings		6,785,749	(507,411)	267,531	4,203	-	6,550,072
Bonds		1,488,143	(370,000)	18,004	1,692	-	1,137,839
Security deposits received		153,316	-	-	-	7,394	160,710
Lease liabilities		14,400	(13,847)	-	-	5,981	6,534
Total	~~W~~	9,890,434	(127,459)	555,245	5,895	1,105	10,325,220

87

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

28. Cash Flow Information, Continued

(c)
Details of significant non-cash transactions for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Changes in other accounts payable arising from the acquisition of property, plant and equipment	~~W~~	(170,090)	(392,850)
Changes in other accounts payable arising from the acquisition of intangible assets		(73,350)	(119,521)
Recognition of right-of-use assets and lease liabilities		14,925	5,981
Reclassification of the current portion of borrowings/bonds		(1,914,894)	(3,827,835)

29. Related Parties and Others

(a) Related parties

Details of related parties as of December 31, 2025 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*) Details of subsidiaries and associates are described in Note 8.

88

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(b) Details of major transactions with related parties for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)		2025
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*1)
Subsidiaries
LG Display America, Inc.	~~W~~	15,604,764	-	-	4,591
LG Display Japan Co., Ltd.		810,265	-	-	52
LG Display Germany GmbH		1,247,575	-	-	17,294
LG Display Taiwan Co., Ltd.		2,192,261	3,060	-	3,283
LG Display Nanjing Co., Ltd.		72,574	-	1,511,119	6,520
LG Display Shanghai Co., Ltd.		398,616	-	-	378
LG Display Guangzhou Co., Ltd.(*2)		3,578	93,389	47,666	58,480
LG Display Shenzhen Co., Ltd.		200,962	-	-	-
LG Display Yantai Co., Ltd.		10	-	258,842	3,344
LG Display (China) Co., Ltd.(*2)		968	-	357,671	56
LG Display Singapore Pte. Ltd.		1,560,683	-	-	61,158
L&T Display Technology (Fujian) Limited		159,081	-	1	71
Nanumnuri Co., Ltd.		469	-	-	25,512
LG Display Guangzhou Trading Co., Ltd.		364,373	-	-	-
LG Display Vietnam Haiphong Co., Ltd.		69,326	-	3,273,566	57,877
Suzhou Lehui Display Co., Ltd.		51,426	48,187	1,944	-
LG Display High-Tech (China) Co., Ltd.		5,618	-	2,406,489	16,582

89

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(In millions of won)		2025
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*1)
Associates
Paju Electric Glass Co., Ltd.	~~W~~	-	1,664	248,746	11,413
Material Science Co., Ltd.		-	-	3,198	1,923
Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	271,025	-	10,862	149,026

90

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(In millions of won)		2025
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*1)
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	32,143	-	-	109
LG Electronics Vietnam Haiphong Co., Ltd.		226,897	-	-	1,827
LG Electronics Reynosa S.A. DE C.V.		10,526	-	-	933
LG Electronics do Brasil Ltda.		8,827	-	-	88
LG Electronics Egypt S.A.E		12,586	-	-	22
LG Innotek Co., Ltd.		9,614	-	3	79,632
P.T. LG Electronics Indonesia		13,173	-	-	746
Others		14	-	-	20,872
Total	~~W~~	23,327,354	146,300	8,120,107	521,789

(*1) Others include the amount of the acquisition of property, plant, and equipment, and the purchase amount of LG Display High-Tech (China) Co., Ltd. shares held by LG Display Guangzhou Co., Ltd.

(*2) On April 1, 2025, the sale of shares representing 100% of LG Display Guangzhou Co., Ltd. and 51% of LG Display (China) Co., Ltd. was completed.

91

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(In millions of won)		2024
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*1)
Subsidiaries
LG Display America, Inc.	~~W~~	15,192,477	-	-	688
LG Display Japan Co., Ltd.		1,032,290	-	-	668
LG Display Germany GmbH		1,542,058	-	-	22,583
LG Display Taiwan Co., Ltd.		2,573,337	-	-	3,190
LG Display Nanjing Co., Ltd.		84,928	-	1,648,818	11,779
LG Display Shanghai Co., Ltd.		608,564	-	-	64
LG Display Guangzhou Co., Ltd.		42,801	-	1,272,010	15,049
LG Display Shenzhen Co., Ltd.		568,415	-	-	-
LG Display Yantai Co., Ltd.		1	-	310,113	1,168
LG Display (China) Co., Ltd.		2,922	219,667	1,329,284	2,204
LG Display Singapore Pte. Ltd.		1,442,009	-	-	78,864
L&T Display Technology (Fujian) Limited		127,142	7,081	2	68
Nanumnuri Co., Ltd.		272	470	-	24,144
LG Display Guangzhou Trading Co., Ltd.		386,330	-	-	-
LG Display Vietnam Haiphong Co., Ltd.		147,453	-	3,560,274	38,301
Suzhou Lehui Display Co., Ltd.		80,985	-	1,861	3
LG Display High-Tech (China) Co., Ltd.		1,078	-	2,515,439	4,130

92

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(In millions of won)		2024
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*1)
Associates
WooRee E&L Co., Ltd.(*2)	~~W~~	-	-	355	32
AVATEC Co., Ltd.(*2)		-	200	52,983	2,947
Paju Electric Glass Co., Ltd.		-	-	237,002	8,428
YAS Co., Ltd.(*2)		-	-	5,266	4,945
Material Science Co., Ltd.		-	-	3,579	1,512
Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	326,387	-	11,662	205,894

93

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(In millions of won)		2024
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*1)
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	52,736	-	-	275
LG Electronics Vietnam Haiphong Co., Ltd.		202,561	-	-	5,859
LG Electronics Reynosa S.A. DE C.V.		17,158	-	-	746
LG Electronics do Brasil Ltda.		17,672	-	-	248
LG Electronics RUS, LLC		-	-	-	4,005
LG Electronics Egypt S.A.E		24,454	-	-	32
LG Innotek Co., Ltd.		10,356	-	3	72,123
P.T. LG Electronics Indonesia		25,729	-	-	1,254
Others		12	-	-	19,999
Total	~~W~~	24,510,127	227,418	10,948,651	531,202

(*1) Others include the amount of the acquisition of property, plant, and equipment.

(*2) For the year ended December 31, 2024, the entity was excluded from related parties due to the loss of significant influence, and the transaction amount represents the amount before its exclusion.

94

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(c) Details of balances of receivables and payables from transactions with related parties as of December 31, 2025 and 2024 are as follows:

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Subsidiaries
LG Display America, Inc.	~~W~~	1,391,967	2,360,124	929	473
LG Display Japan Co., Ltd.		168,299	195,597	14	1
LG Display Germany GmbH		299,107	521,945	635	12,631
LG Display Taiwan Co., Ltd.		501,455	778,589	830	181
LG Display Nanjing Co., Ltd.		35	265	3,145,150	2,572,165
LG Display Shanghai Co., Ltd.		85,207	122,650	39	29
LG Display Guangzhou Co., Ltd.		-	75	-	991,122
LG Display Guangzhou Trading Co., Ltd.		63,467	292,729	-	-
LG Display Shenzhen Co., Ltd.		16,368	88,304	-	-
LG Display Yantai Co., Ltd.		-	1	107,877	172,693
LG Display (China) Co., Ltd.		-	2,251	-	992,630
LG Display Singapore Pte. Ltd.(*1)		335,673	283,171	1,722,118	2,161,167
L&T Display Technology (Fujian) Limited		26,406	29,366	92,078	137,881
Nanumnuri Co., Ltd.		125	-	3,492	1,795
LG Display Vietnam Haiphong Co., Ltd.		12,123	19,057	1,535,441	1,686,540
Suzhou Lehui Display Co., Ltd.		1,288	6,311	13	32
LG Display High-Tech (China) Co., Ltd.		34,596	19,214	2,686,382	2,689,403

95

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Associates
Paju Electric Glass Co., Ltd.	~~W~~	-	-	62,277	64,140
Material Science Co., Ltd.		-	-	385	261
Entity that has significant influence over the Company
LG Electronics Inc.(*2)	~~W~~	92,905	177,926	27,416	1,042,000

96

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.(*3)	~~W~~	2,025	1,734	167,695	201,297
P.T. LG Electronics Indonesia		1,182	4,335	36	53
LG Electronics Reynosa S.A. DE C.V.		-	820	-	-
LG Electronics India Pvt. Ltd.		2,441	3,317	-	-
LG Electronics Vietnam Haiphong Co., Ltd.		21,735	32,967	12	919
LG Electronics do Brasil Ltda.		1,128	2,689	1	-
LG Electronics Egypt S.A.E		1,288	3,877	3	7
Others		4	4	3,503	5,806
Total	~~W~~	3,058,824	4,947,318	9,556,326	12,733,226

(*1) Trade accounts and notes payable and others for LG Display Singapore Pte. Ltd. as of December 31, 2025 includes borrowings of USD 1,200 million (~~W~~1,721,880 million), and as of December 31, 2024 includes borrowings of USD 1,470 million (~~W~~2,160,900 million).

(*2) Trade accounts and notes payable and others for LG Electronics Inc. as of December 31, 2024 includes borrowings of ~~W~~1,000,000 million(see Note 12.(c))

(*3) Trade accounts and notes payable and others for LG Innotek Co., Ltd. includes deposits received from lease agreement of ~~W~~139,500 million as of December 31, 2025 and ~~W~~180,000 million as of December 31, 2024.

97

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(d) Details of significant financial transactions with related parties and others for the years ended December 31, 2025 and 2024 are as follows:

			2025
(In millions of won)	Company Name		Borrowings	Repayment
Subsidiary	LG Display Singapore Pte. Ltd.(*)	~~W~~	1,719,552	2,117,523
Entity that has significant influence over the Company	LG Electronics Inc.	~~W~~	-	1,000,000

(*) As of December 31, 2025, the borrowing agreement with LG Display Singapore Pte. Ltd. is valid with a limit of USD 1,200 million (~~W~~1,721,880 million), of which USD 1,200 million (~~W~~1,721,880 million) has been executed and is included in short-term borrowings.

For the years ended December 31, 2025, the Company contributed ~~W~~2,831 million in cash for the capital increase and received ~~W~~2,018 million for a recovery of LG DISPLAY FUND I LLC and decreased by ~~W~~140,600 million as a result of acquisition and disposal of Money Market Trust in addition to the above transactions.

			2024
(In millions of won)	Company Name		Borrowings	Capital increase	Collection of loans
Subsidiary	LG Display Singapore Pte. Ltd.(*1)	~~W~~	1,989,054	-	-
Associates	WooRee E&L Co., Ltd.(*2)	~~W~~	-	-	256
Entity that has significant influence over the Company	LG Electronics Inc.	~~W~~	-	436,031	-

(*1) As of December 31, 2025, the borrowing agreement with LG Display Singapore Pte. Ltd. is valid with a limit of USD 1,600 million (~~W~~2,352,000 million), of which USD 1,470 million (~~W~~2,160,900 million) has been executed and is included in short-term borrowings.

(*2) For the year ended December 31, 2024, the entity was excluded from related parties due to the loss of significant influence, and the transaction amount represents the amount before its exclusion.

For the year ended December 31, 2024, the Company contributed ~~W~~6,831 million in cash for the capital increase of LG DISPLAY FUND I LLC and increased by ~~W~~47,700 million as a result of acquisition and disposal of Money Market Trust in addition to the above transactions.

98

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(e) Large Enterprise Group Transactions

According to the 'Related Party Disclosures' under the Korean IFRS 1024, although not included in the scope of related parties, the major transaction details with the Large Enterprise Group subsidiaries and their affiliates, as well as the amounts of receivables and payables for the years ended December 31, 2025 and 2024 and as of December 31, 2025 and 2024, in accordance with the Monopoly Regulation and Fair Trade Act, are as follows:

(In millions of won)		For the year ended December 31, 2025		December 31, 2025
		Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	-	2,350	-	163
LG Chem Ltd. and its subsidiaries		267	261,815	33	39,943
D&O Corp. and its subsidiaries		259	9,763	-	3,942
LG Corp.(*)		-	59,538	6,911	12
LG Management Development Institute		-	44,987	3	386
LG CNS Co., Ltd. and its subsidiaries		-	207,168	4	88,383
HSAD Inc. and its subsidiaries		-	1,087	-	127
Robostar Co., Ltd.		-	160	-	17
Total	~~W~~	526	586,868	6,951	132,973

(*) According to the lease agreement signed with LG Corp., the recognized lease liabilities as of December 31, 2025 are ~~W~~4,607 million, and the lease liabilities are not included in the amount of 'Trade accounts and notes payable and others' above. The amount of lease repayment for the year ended December 31, 2025 is ~~W~~6,906 million.

99

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(In millions of won)		For the year ended December 31, 2024		December 31, 2024
		Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	105,300	2,761	-	164
LG Chem Ltd. and its subsidiaries		440	449,295	160	183,430
D&O Corp. and its subsidiaries(*1)		269	43,451	-	4,343
LG Corp.(*2)		-	63,471	7,551	10,731
LG Management Development Institute		-	30,536	3	340
LG CNS Co., Ltd. and its subsidiaries		-	177,676	-	64,692
HSAD Inc. and its subsidiaries		-	5,435	-	542
Robostar Co., Ltd.		-	545	-	369
Total	~~W~~	106,009	773,170	7,714	264,611

(*1) Among the D&O Corp. and its subsidiaries, S&I Corporation Co., Ltd. and Xi C&A Co., Ltd. were excluded from the large corporate group as of March 19, 2024.

(*2) According to the lease agreement with LG Corp., there were no lease liabilities outstanding as of December 31, 2024. The amount of lease repayment for the year ended December 31, 2024 is ~~W~~9,681 million.

100

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2025 and 2024

29. Related Parties and Others, Continued

(f) Key management personnel compensation

Details of compensation costs of key management for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		2025	2024
Short-term benefits	~~W~~	2,446	2,397
Post-employment benefit		586	604
Total	~~W~~	3,032	3,001

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

(g) At the end of the reporting period, the Company did not set an allowance for doubtful accounts on the balance of receivables for related parties.

101

Independent Auditor’s Report on Internal Control over Financial Reporting for Consolidation Purposes

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

LG Display Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Internal Control over Financial Reporting of LG Display Co., Ltd. (the “Company”) as at December 31, 2025, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2025, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We also have audited, in accordance with Korean Standards on Auditing, the financial statements of the Company, which comprise the statement of financial position as at December 31, 2025, and the statement of comprehensive income, statement of changes in equity and statement of cash flow for the year then ended, and notes to the financial statements including material accounting policy information, and our report dated February 27, 2026 expressed unqualified opinion.

Basis for Opinion on Internal Control over Financial Reporting

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under these standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of internal control over financial reporting purposes and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for Internal Control over Financial Reporting

Management is responsible for designing, implementing and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on the Effectiveness of Internal Control over Financial Reporting.

Those charged with governance have the responsibilities for overseeing internal control over financial reporting.

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting

Our responsibility is to express an opinion on internal control over financial reporting of the Company based on our audit. We conducted the audit in accordance with Korean Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

The Company’s internal control over financial reporting purposes is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Sang-Woo Nam, Certified Public Accountant.

Seoul, Korea

February 27, 2026

This report is effective as at February 27, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

103

Management’s Report on the Effectiveness of

Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Shareholders, Board of Directors and Audit Committee of LG Display Co., Ltd.

We, as the Chief Executive Officer (CEO) and the Internal Control over Financial Reporting Officer of LG Display Co., Ltd. (“the Company”), assessed the effectiveness of the design and operation of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2025.

The Company’s management, including ourselves, is responsible for designing and operating internal control over financial reporting.

We assessed the design and operating effectiveness of internal control over financial reporting in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable financial statements.

We designed and operated internal control over financial reporting in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting established by the Operating Committee of Internal Control over Financial Reporting in Korea. And, we conducted an evaluation of internal control over financial reporting based on Detailed Enforcement Rules of the Regulation on External Audit and Accounting, etc. Table 6 Internal Control over Financial Reporting Evaluation and Reporting Standards.

Based on the assessment results, we believe that the Company’s internal control over financial reporting, as at December 31, 2025, is designed and operated effectively, in all material respects, in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

<Attachment>

Internal control activities performed by the Company to address risks to embezzlement and other financial fraud

January 27, 2026

Cheoldong Jeong,

Chief Executive Officer

Sunghyun Kim,

Internal Control over Financial Reporting Officer

104

<Attachment>

Internal control activities performed by the Company to address risks to embezzlement and other financial fraud

Category	Control Activities Performed by the Company	Design and Operation Assessment Results
Entity Level Control

<Operation of anti-fraud system>

The management periodically notifies all executives and employees of the importance of ethical management related to the Code of Ethics and the Code of Conduct, and operates an anonymous reporting channel for violations of the Code of Ethics and internal accounting control regulations.

As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

<Periodic monitoring of Segregation of Duty Status>

Internal Control & Consolidation Accounting Team defines incompatible tasks, and periodically monitors and reports on the adequacy of segregation of duty and access rights.

As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)
Control of Treasury	<Account Registration Management> The cash management Team Leader reviews and approves the adequacy of account registration.	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

<Seal, OTP management>

Physical access to seals and OTPs is restricted except for the person in charge of the supervising department, and when using a seal, it can be stamped after confirming the purpose of use and approval details of the requesting department.

As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

<Segregation of Duty related to payment>

Register Preliminary Payment, Electronic Payment, Internal Account Transfer, Foreign Exchange Transaction, etc., are separate from those in charge of the creator and the approver.

As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)
	<Daily Account Balance Reconciliation> The person in charge performs the reconciliation of the bank balance for each daily account and takes necessary action in case of any discrepancies.	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

<Restriction on the use of corporate credit cards>
 Corporate cards are managed according to standards such as usage limits for each position, and the system is set up to prohibit the expense processing and approval for improper use.

As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)
Other Process Level Control

<Supplier Account Registration Management>

The discretionary authority of the department such as in charge of purchasing, etc., reviews and approves whether the evaluation details of the company for the new supplier meet the standards, and the cash management team leader checks the original documents required for the registration of the company and approves the account registration.

As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

<Sales Confirmation>

At the end of each month, the person in charge of the sales department agrees/confirms the monthly sales amount with each customer, including the sales price and quantity by model, and reports it to the leader.

As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)
	<Report on Inventory Physical Inspection Results> The discretionary authority of the supervising department reviews and approves the results of the regular physical inspection of inventory assets.	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, '25.June, '25.September, '25.December)

105

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: March 11, 2026	By:	/s/ Kyu Dong Kim

(Signature)

	Name:	Kyu Dong Kim

	Title:	Vice President / Finance & Risk Management Division